AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

07024641

June 12, 2007

SEC MAIL PROCESSING
RECEIVED
JUN 21 2007
WASH. D.C.
186 SECTION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

SUPPL

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

Deborah S. Stein
Vice President Finance

enclosures

dlw 6/25

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	05/01/2007 - 05/31/2007

Summary

Issued & Outstanding Opening Balance :	55,029,017	As at :	05/01/2007

Effect on Issued & Outstanding Securities

DRIP Plan #1 - Trust Units	177,135
DRIP Plan #2 - Exchangeable LP Units	8,985
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	150
Other Issuances and Cancellations	819
Issued & Outstanding Closing Balance :	55,216,106

DRIP Plan #1 - Trust Units

Opening Reserve	**3,151,896**	As at :	05/01/2007

Effective Date	Securities Listed	Securities Issued
05/16/2007		177,135
Totals	0	177,135

Closing Reserve:	**2,974,761**	As at :	05/31/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**730,682**	As at :	05/01/2007

Effective Date	Securities Listed	Securities Issued
05/16/2007		8,985
Totals	0	8,985

Closing Reserve:	**721,697**	As at :	05/31/2007

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	1,093,175	As at :	05/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/11/2007	N		150		

Filer's comment

150 Options exercised with an expiry of April 21, 2015 at a strike price of $23.8

SEC File # 82-34911

05/02/2007	N			625	
Filer's comment					
625 options granted on December 19, 2005 at a strike price of $29.15, cancelled due to employee departure					
05/15/2007	N			4,500	
Filer's comment					
4500 options granted on September 6, 2006 at a strike price of $28.86, cancelled due to employee departure					
05/15/2007	N			1,000	
Filer's comment					
1000 options granted on March 23, 2007 at a strike price of $25.54, cancelled due to employee departure					
05/28/2007	N			250	
Filer's comment					
250 options granted on December 19, 2005 at a strike price of $29.15 cancelled due to employee departure					
Totals		0	150	6,375	0

Stock Options Outstanding Closing Balance: **1,086,650** As at : 05/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/02/2007	Conversion (General)	750
Filer's comment		
750 Exchangeable AltaGas Holding Limited Partnership units converted to trust units on 1:1 basis		
05/28/2007	Conversion (General)	69
Filer's comment		
69 Exchangeable Altagas Holding Limited Partnership units converted to trust units on 1:1 basis		
Totals		819

Filed on behalf of the Issuer by:

Name: Siva Vemuri
Phone: 4036917517
Email: siva.vemuri@altagas.ca
Submission Date:
Last Updated: 06/08/2007

SEC File # 82-34911

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (June 13, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on July 16, 2007 to holders of record on June 25, 2007, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.17 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in the Plan, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable component of the Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in a component of the Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable component of the Plan. See additional information on the Plan on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS SELLS CEDAR ENERGY PARTNERSHIP

Calgary, Alberta (May 30, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced it has signed an agreement to sell Cedar Energy Partnership (Cedar Energy) to a private energy company (the purchaser) for approximately $12 million effective June 1, 2007. In addition, AltaGas will receive 1 million warrants of the purchaser, each of which will allow AltaGas to subscribe for, and purchase, one fully-paid and non-assessable common share in the capital of the purchaser for a three-year term ending June 1, 2010.

"Over the years AltaGas has accumulated a portfolio of oil and natural gas production assets in connection with larger field gathering and processing facility acquisitions. The assets were held and produced primarily to supply a long-term natural gas sales contract. In late 2006 AltaGas secured third-party supply to this long-term gas commitment, thereby eliminating the need for these production assets," said David Cornhill, Chairman, President and CEO of AltaGas. "The sale of these non-core oil and gas production assets will allow AltaGas to focus more on its core natural gas and power businesses."

The assets owned by Cedar Energy comprise oil and natural gas reserves located throughout Alberta and in the Weyburn area of southeast Saskatchewan. These assets produce approximately 400 barrels of oil equivalent per day, which constitutes approximately 85 percent of the Trust's oil and gas production business. The remainder of the Trust's oil and gas portfolio is an interest in the Ikhil Joint Venture in the Northwest Territories.

The sale of Cedar Energy is expected to modestly increase net income, providing approximately $0.01 per unit on an annual basis. The sale of Cedar Energy will also result in a one-time gain of approximately $1.5 million. The sale is subject to normal regulatory approvals.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's

actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST TO BUILD NEW GAS PROCESSING FACILITY NEAR ACME, ALBERTA

Calgary, Alberta (May 24, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it will construct a new gas processing facility and associated gathering and sales lines near Acme, Alberta, approximately 85 kilometres northeast of Calgary. Capable of processing 10 Mmcf/d of natural gas, the facility will process coal bed methane (CBM) for Ember Resources Inc. (Ember). The construction of the pipelines and facility is expected to cost approximately $11 million.

"We are pleased to partner with Ember, an existing AltaGas customer," said David Cornhill, Chairman, President and CEO of AltaGas. He added, "The Acme project is in a prolific CBM area with significant reserves potential. This project is part of the $50 million AltaGas expects to spend in our Field Gathering and Processing segment this year, over and above the 90 Mmcf/d Noel Pipeline and Pouce Coupe gas processing plant expansion project we announced in April."

AltaGas will own 100 percent of the Acme plant, which will consist of 21 kilometres of 10-inch plastic gathering pipelines and 10 kilometres of 6-inch steel sales pipelines, as well as compression and dehydration facilities. The Trust will operate the plant, which is expected to be in service in the fourth quarter of 2007. The project is subject to provincial regulatory approvals.

Underpinning the project is a binding agreement for firm gas gathering and processing capacity with Ember, including a dedication of reserves provision which covers approximately 165 sections of land. Ember has active development plans for drilling CBM wells within the gathering area of the pipeline system. The binding agreement is subject to certain regulatory conditions precedent.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to

certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 8, 2007

"Signed"

David W. Cornhill,
Chairman, President and
Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Richard M. Alexander, Executive Vice President, Chief Operating Officer and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***AltaGas Income Trust*** (the issuer) for the period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 8, 2007

"Signed"

Richard M. Alexander
Executive Vice President, Chief Operating
Officer and Chief Financial Officer

AltaGas

BY SEDAR May 1, 2007

To: **The Securities Commissions or Other Securities Regulatory Authorities in each of the Provinces of Canada**

Re: **AltaGas Income Trust ("AltaGas") – Results of Annual Meeting of Unitholders held on April 26, 2007**

Pursuant to Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*, please be advised that in connection with the annual and special meeting of AltaGas unitholders held on April 26, 2007, the following matters were considered and approved in the manner set forth below at that meeting:

1. An ordinary resolution directing Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of those nominees described in the Management Information Circular of the Trust dated March 1, 2007 as directors of AltaGas General Partner Inc. (the "General Partner").

	Total
Votes for	37,178,902
Votes withheld	945,877
Total Votes Cast	38,124,779
Percentage of Votes in Favour of Resolution	97.5%
Percentage of Votes Withheld from Resolution	2.5%

2. An ordinary resolution appointing Ernst & Young LLP as auditors of the Trust and authorizing the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity.

	Total
Votes for	37,864,364
Votes withheld	260,525
Total Votes Cast	38,124,889
Percentage of Votes in Favour of Resolution	99.3%
Percentage of Votes Withheld from Resolution	0.7%

3. An ordinary resolution re-appointing Computershare Trust Company of Canada as trustee of the Trust for a further three-year term.

	Total
Votes for	38,018,331
Votes withheld	106,558
Total Votes Cast	38,124,889
Percentage of Votes in Favour of Resolution	99.7%
Percentage of Votes Withheld from Resolution	0.3%

We trust that you will find the foregoing to be of assistance.

Yours truly,

David W. Cornhill
Chairman, President and Chief Executive Officer of AltaGas General Partner Inc., as agent for AltaGas Income Trust

AltaGas

NEWS RELEASE

ALTAGAS REPORTS FIRST QUARTER 2007 RESULTS

Calgary, Alberta (May 9, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced net income of $24.6 million ($0.43 per unit) for the three months ended March 31, 2007, compared to $28.6 million ($0.52 per unit) for the same period of 2006.

AltaGas Income Trust also declared a distribution of $0.17 per trust unit and exchangeable unit payable on June 15, 2007 to holders of record on May 25, 2007. AltaGas declared total distributions of $0.51 per unit in first quarter 2007.

"As expected, 2007 started slowly," said David Cornhill, Chairman, President and CEO of the Trust. He added, "Our power, extraction and transmission businesses had a strong first quarter, while the field gathering and processing business continued to feel the effects of lower throughput and was impacted by routine equalization adjustments related to prior periods. We expect to show improved earnings in the FG&P segment as the year progresses. Overall our base businesses are strong and in 2007 we expect to meet or exceed our 2006 operating results."

"We continue to focus on growing our infrastructure businesses, and expect to spend approximately $225 million on already identified projects that will be in place over the next 24 months. This is a 20 percent growth in our asset base over the next two years. We fully expect to have additional projects as we continue to pursue growth opportunities. Our balance sheet is strong and we have great access to the capital markets, should we need it. Our growth is split almost equally between gas and power infrastructure, in keeping with our strategy to grow both our gas and power businesses equally over the medium to long-term."

Net income in first quarter 2007 was positively impacted by new and expanded field gathering and processing and extraction facilities, higher rates and revenues in the Field Gathering and Processing (FG&P) segment, and higher power prices received on power volumes sold. These increases were more than offset by the impact of the expiry of the Genesee power contract on March 31, 2006, lower throughput, lower revenues from minimum volume contractual provisions and equalization adjustments in the FG&P segment, and higher operating and administrative costs.

FINANCIAL HIGHLIGHTS (1)

- Earnings before interest, taxes, depreciation and amortization were $41.2 million ($0.73 per unit) this quarter compared to $46.1 million ($0.84 per unit) in the same quarter in 2006.
- Cash from operations was $46.1 million ($0.81 per unit) for first quarter 2007 compared to $25.7 million ($0.47 per unit) for the same period in 2006.
- Funds from operations were $38.2 million ($0.67 per unit) for first quarter 2007 compared to $41.0 million ($0.75 per unit) for the same period in 2006.
- Total debt was $255.2 million, compared to $265.5 million at December 31, 2006. The Trust's debt-to-total capitalization ratio was 32.3 percent, versus 33.4 percent at the end of 2006.

(1) *Includes non-GAAP financial measures. Please see discussion in the Non-GAAP Financial Measures section of the Trust's first quarter Management's Discussion and Analysis.*

IN THE FIRST QUARTER:

- AltaGas completed a $100 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.
- S&P Ratings Services affirmed its BBB- corporate credit and unsecured debt ratings on AltaGas Income Trust with a stable outlook.

SUBSEQUENT TO THE FIRST QUARTER:

- AltaGas announced an investment of approximately $90 million for the construction of a new natural gas pipeline to bring 90 Mmcf/d of natural gas from the Noel region of British Columbia to a 90 Mmcf/d sour gas expansion of its Pouce Coupe gas processing facility in northwest Alberta by mid-2008. The project is subject to provincial and federal regulatory approvals.
- AltaGas announced the acquisition of 14.4 megawatts of power generation capacity, increasing its gas-fired generation under operation by more than 55 percent. The new peaking generation will be installed in southern Alberta locations with access to natural gas supply and the electricity transmission system, is expected to cost a total of approximately $8 million and be in service by the end of 2007.

AltaGas will hold a teleconference today at 2:00 p.m. Mountain time (4:00 p.m. Eastern) to discuss the first quarter 2007 financial and operating results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial (416) 695-6130 or call toll free at 1-877-888-7019. No passcode is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/050907/index.php?page=launch.

Shortly after the conclusion of the call, a replay will be available by dialing (416) 695-5275 or 1-888-509-0081. The passcode is 643027. The replay will expire at midnight (Eastern) on May 16, 2007. The webcast will be archived for one year.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein reports on a continuity-of-interests accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated May 9, 2007 is a review of the results of operations and the liquidity and capital resources of the Trust for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. It should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three-month period ended March 31, 2007 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2006.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, as well as PremStar Energy Canada Limited Partnership (PremStar) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1), from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	Three Months Ended March 31 2007	2006
Revenue	**428.1**	377.7
Unrealized gains (losses) on risk management	**0.1**	-
Net revenue[1]	**79.3**	79.1
EBITDA[1]	**41.2**	46.1
EBITDA before unrealized gains (losses) on risk management[1]	**41.1**	46.1
Operating income[1]	**29.0**	35.0
Operating income before unrealized gains (losses) on risk management[1]	**28.9**	35.0
Net income	**24.6**	28.6
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**25.1**	28.6
Total assets	**1,213.9**	1,013.5
Total long-term liabilities	**392.8**	353.8
Net additions to capital assets	**5.2**	17.0
Distributions declared[2]	**28.9**	26.6
Cash flows		
Cash from operations	**46.1**	25.7
Funds from operations[1]	**38.2**	41.0
Distributable cash[1]	**37.0**	39.4

($ per unit)		
EBITDA[1]	**0.73**	0.84
EBITDA before unrealized gains (losses) on risk management[1]	**0.73**	0.84
Net income	**0.43**	0.52
Net income before after-tax unrealized gains (losses) on risk management[1]	**0.44**	0.52
Distributions declared[2]	**0.51**	0.485
Cash flows		
Cash from operations	**0.81**	0.47
Funds from operations[1]	**0.67**	0.75
Distributable cash[1]	**0.65**	0.72
Units outstanding (millions)		
Weighted average number of units outstanding for the period (basic)	**56.7**	54.8
End of period	**56.9**	54.9

(1) *Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.17 per unit per month commencing in August 2006. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. From August 2005 to February 2006 distributions of $0.16 per unit per month were declared.*

Consolidated Financial Review for First Quarter 2007

Net income for the three months ended March 31, 2007 was $24.6 million ($0.43 per unit) compared to $28.6 million ($0.52 per unit) for the same period in 2006. Results in the quarter were positively impacted by new and expanded facilities and higher rates and revenues in the Field Gathering and Processing (FG&P) segment, increased operations in the Extraction and Transmission (E&T) segment and higher power prices received on power volumes sold. These increases were offset by the impact of the expiration of the Genesee power contract on March 31, 2006 and lower throughput, equalization adjustments and lower revenues from minimum volume contractual provisions in the FG&P segment and higher operating and administrative costs.

On a consolidated basis, net revenue for first quarter 2007 was $79.3 million compared to $79.1 million in the same period in 2006. Net revenue increased as a result of higher volumes and higher operating cost recoveries from new

facilities in the FG&P segment, higher rates from existing FG&P facilities, higher prices received on the sale of power and growth in the E&T segment. The increases were partially offset by the impact of the expiration of the Genesee power contract, as well as lower throughput, lower contributions from minimum volume contract provisions and adjustments related to prior periods in the FG&P segment.

In the Extraction and Transmission, Power Generation and Energy Services segments, net revenue, which is defined in the Non-GAAP Financial Measures section of this MD&A, better reflects performance than does revenue as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expense for the quarter ended March 31, 2007 was $38.1 million compared to $33.0 million in the same period in 2006. The increase was due to additional costs related to new field gathering and processing facilities, higher overall costs in the FG&P segment, higher operating costs in the E&T segment related to higher plant utilization and to higher compensation costs and general corporate overhead.

Amortization expense for the three months ended March 31, 2007 was $12.2 million compared to $11.1 million in the same period in 2006. The increase was primarily attributable to new and expanded facilities and maintenance capital in the field gathering and processing business.

Interest expense in first quarter 2007 was $3.0 million compared to $3.3 million in first quarter 2006. The decrease was due to a lower average debt balance of $256.0 million (first quarter 2006 - $274.0 million) as a result of repaying long-term debt with excess cash generated from operations, partially offset by slightly higher interest rates on long-term debt. The average borrowing rate in first quarter 2007 was 5.1 percent compared to 4.9 percent in the same period last year as a result of the terming out of floating-rate debt with a $100 million issue of medium-term notes (MTNs) on January 19, 2007.

In the first three months of 2007 the Trust recorded income tax expense of $1.4 million compared to $3.1 million in the same period in 2006. The $1.7 million decrease was due to lower net income reported in first quarter 2007, as well as Large Corporations Tax reported in first quarter 2006 which was later repealed, partially offset by $0.6 million tax impact on unrealized gains recorded as a result of the new accounting standards for financial instruments.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures.

Net Revenue ($ millions)		Three Months Ended March 31 **2007**	2006
Net revenue		**79.3**	79.1
Add:	Cost of sales	**348.8**	298.6
Revenue (GAAP financial measure)		**428.1**	377.7

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income ($ millions)		Three Months Ended March 31 **2007**	2006
Operating income		**29.0**	35.0
Add (deduct):	Interest expense	**(3.0)**	(3.3)
	Income tax expense	**(1.4)**	(3.1)
Net income (GAAP financial measure)		**24.6**	28.6

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization of capital assets.

Operating Income Before Unrealized Gains (Losses) on Risk Management ($ millions)		Three Months Ended March 31 **2007**	2006
Operating income before unrealized gains (losses) on risk management		**28.9**	35.0
Add (deduct):	Unrealized gains (losses) on risk management	**0.1**	-
	Interest expense	**(3.0)**	(3.3)
	Income tax expense	**(1.4)**	(3.1)
Net income (GAAP financial measure)		**24.6**	28.6

Operating income before unrealized gains (losses) on risk management is a measure of the Trust's profitability from its principal business activities prior to accounting for how these activities are financed, how the results are taxed, and how the impact of gains (losses) from risk management activities affected operations. Operating income before unrealized gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses and amortization of capital assets.

EBITDA ($ millions)		Three Months Ended March 31 **2007**	2006
EBITDA		**41.2**	46.1
Add (deduct):	Amortization	**(12.2)**	(11.1)
	Interest expense	**(3.0)**	(3.3)
	Income tax expense	**(1.4)**	(3.1)
Net income (GAAP financial measure)		**24.6**	28.6

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains (Losses) on Risk Management ($ millions)		Three Months Ended March 31 **2007**	2006
EBITDA before unrealized gains (losses) on risk management		**41.1**	46.1
Add (deduct):	Unrealized gains (losses) on risk management	**0.1**	-
	Amortization	**(12.2)**	(11.1)
	Interest expense	**(3.0)**	(3.3)
	Income tax expense	**(1.4)**	(3.1)
Net income (GAAP financial measure)		**24.6**	28.6

EBITDA before unrealized gains (losses) on risk management is a measure of the Trust's operating profitability. EBITDA before unrealized gains (losses) on risk management provides an indication of the results generated by the Trust's principal business activities prior to accounting for the impact of unrealized gains (losses) from risk management activities and how business activities are financed, assets are amortized or how the results are taxed. EBITDA before gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains (Losses) on Risk Management ($ millions)		Three Months Ended March 31 **2007**	2006
Net income before tax-adjusted unrealized gains (losses) on risk management		**25.1**	28.6
Add (deduct):	Unrealized gains (losses) on risk management	**0.1**	-
	Income tax expense on risk management	**(0.6)**	-
Net income (GAAP financial measure)		**24.6**	28.6

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of performance than net income, as changes related to risk management are based on estimates relating to commodity prices and foreign exchange rates over time.

Funds from Operations ($ millions)		Three Months Ended March 31 **2007**	2006
Funds from operations		**38.2**	41.0
Add (deduct):	Net change in non-cash working capital and asset retirement obligations settled	**7.9**	(15.3)
Cash from operations (GAAP financial measure)		**46.1**	25.7

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

Distributable Cash ($ millions)		Three Months Ended March 31 **2007**	2006
Distributable cash		**37.0**	39.4
Add (deduct):	Maintenance capital expenditures	**1.2**	1.6
	Net change in non-cash working capital and asset retirement obligations settled	**7.9**	(15.3)
Cash from operations (GAAP financial measure)		**46.1**	25.7

Distributable cash is used by management to supplement cash from operations as an estimate of the amount which is available for distribution to unitholders. Distributable cash is defined as cash from operations less expenditures for maintenance capital and asset retirement obligations settled in the period. Maintenance capital expenditures are incurred to sustain the productive capacity of the Trust's assets and are not incurred evenly throughout the year. Distributable cash is not a defined financial measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash may differ from similar calculations used by other entities.

References to net revenue, operating income, operating income before unrealized gains (losses) on risk management, EBITDA, EBITDA before unrealized gains (losses) on risk management, net income before tax-adjusted unrealized gains (losses) on risk management, funds from operations and distributable cash throughout this document have the meanings set out above.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income ($ millions)	Three Months Ended March 31 **2007**	2006
Field Gathering and Processing	**4.2**	6.9
Extraction and Transmission	**8.5**	8.3
Power Generation	**22.1**	22.8
Energy Services	**0.5**	0.6
Corporate	**(6.3)**	(3.6)
	29.0	35.0
Operating income before unrealized gains (losses) on risk management	**28.9**	35.0

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities, as well as AltaGas' investments in businesses ancillary to the field gathering and processing business.

Financial Results	Three Months Ended March 31	
($ millions)	**2007**	2006
Revenue	**33.2**	34.5
Net revenue	**31.6**	31.9
Operating and administrative	**20.9**	19.3
Amortization	**6.5**	5.7
Operating income	**4.2**	6.9

Operating Statistics	Three Months Ended March 31	
	2007	2006
Capacity (Mmcf/d)[1]	**1,021**	1,002
Throughput (gross Mmcf/d)[2]	**552**	570
Capacity utilization (%)[2]	**54**	57
Average working interest (%)[1]	**92**	90

(1) As at March 31.

(2) Average for the period.

In first quarter 2007 operating income in the FG&P segment was $4.2 million compared to $6.9 million in the same period in 2006. Operating income increased $1.0 million as a result of new facilities and $1.2 million as a result of higher rates and other revenues. The increases were more than offset by the impact of lower volumes resulting primarily from natural declines and lower producer activity ($1.6 million), lower contributions from minimum volume contractual provisions ($1.6 million), $0.8 million of routine equalization adjustments and $0.3 million due to higher amortization expense related to maintenance capital. In addition, first quarter 2006 included routine positive equalization adjustments of $0.6 million related to prior period activities.

Throughput in first quarter 2007 averaged 552 Mmcf/d compared to 570 Mmcf/d in first quarter 2006. The 3 percent decrease was primarily due to natural declines and lower producer activity. The impact of these factors would have been more significant were it not for the throughput additions of 19 Mmcf/d contributed by AltaGas' new Clear Prairie, Clear Hills and Princess facilities. Of the 18 Mmcf/d throughput net decrease, 14 Mmcf/d or 2 percent was attributable to the North district and the balance to the South district. In the North district, the Wabasca winter-only access drilling area experienced volume declines of 12 Mmcf/d as a result of a less successful drilling program than the previous year. Despite the recent declines AltaGas believes the North district to be an area with potential opportunities to increase throughput due to expected high producer activity. This is evidenced by AltaGas' recent announcement of plans to construct a natural gas pipeline to transport 90 Mmcf/d of natural gas from the Noel region of British Columbia and to add 90 Mmcf/d of sour gas processing capability to the Pouce Coupe processing facility in northwest Alberta. The decline in the South district was due to natural declines, partially offset by increased throughput from the new Princess facility.

Utilization reported in first quarter 2007 was 54 percent compared to 57 percent reported in the same quarter last year. This decrease was due to lower throughput as a result of natural declines and the recent slowdown in producer drilling and well tie-ins.

Net revenue for the FG&P segment in first quarter 2007 was $31.6 million compared to $31.9 million in the same period in 2006. Net revenue increased by $1.7 million as a result of higher rates, increased fees and higher operating cost recoveries. The increases were offset by $1.0 million reported in first quarter 2006 related to minimum volume

contractual provisions, $0.6 million related to adjustments to minimum volume provisions recorded in first quarter 2007 and $0.4 million due to overall lower throughput.

Operating and administrative expense in first quarter 2007 was $20.9 million compared to $19.3 million for the same period in 2006. The $1.6 million increase was due to additional costs related to new facilities ($1.0 million) and higher operating costs primarily due to higher contractor costs and property taxes.

Amortization expense increased by $0.8 million in first quarter 2007 compared to the same quarter in 2006 as a result of the amortization attributable to new and expanded facilities and maintenance capital.

Operating income as a percentage of net revenue in the FG&P segment in first quarter 2007 was 13 percent compared to 22 percent in the same period in 2006. The decrease was due to a greater increase in operating and amortization costs compared to the decline in net revenue for the reasons described in this section of the MD&A. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Outlook

AltaGas expects results in the FG&P segment to improve over the remainder of the year. In first quarter 2007 natural gas prices in North American markets strengthened and inflationary pressure on drilling and operating costs declined. As a result, AltaGas expects producer drilling activity to increase, which will increase throughput and operating income. AltaGas also continues to execute its strategy to increase the percentage of operating costs flowed through to customers, increase volumes by adding new facilities and enter into more contracts with take-or-pay provisions to mitigate the near-term impact of lower well tie-ins and natural declines. AltaGas expects natural gas prices to continue to hold at current levels and to yield opportunities to expand, construct, and acquire processing facilities as producers continue to focus capital investment on drilling opportunities. In 2007 AltaGas expects to spend approximately $50 million of capital in addition to the cost of the expansion described below.

Consistent with its strategy to expand its reach into British Columbia and northern Alberta where there is strong producer activity and limited existing infrastructure, on April 10, 2007 AltaGas announced that it will construct a new natural gas pipeline to bring 90 Mmcf/d of natural gas from the Noel region of British Columbia to its Pouce Coupe gas processing facility in northwest Alberta. AltaGas will also add 90 Mmcf/d of sour gas processing capacity to the Pouce Coupe facility. The Noel pipeline construction project and the Pouce Coupe facility expansion project are in total expected to cost approximately $90 million and be in service by mid-2008. AltaGas expects 50 to 60 percent of the capital to be spent in 2007. The project is subject to provincial and federal regulatory approvals. Once in service, AltaGas expects throughput to increase by more than 10 percent.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission segment consists of interests in four ethane and natural gas liquids extraction plants, one fractionation facility, five natural gas transmission systems and one condensate pipeline.

Financial Results	Three Months Ended March 31	
($ millions)	**2007**	2006
Revenue	**37.4**	36.1
Net revenue	**15.8**	14.4
Operating and administrative	**5.3**	4.2
Amortization	**2.0**	1.9
Operating income	**8.5**	8.3

Operating Statistics	Three Months Ended March 31	
	2007	2006
Extraction inlet capacity (Mmcf/d)(1)	**554**	539
Extraction volumes (Bbls/d)(2)	**22,622**	19,403
Transmission volumes (Mmcf/d)(2)(3)	**408**	400

(1) *As at March 31.*

(2) *Average for the period.*

(3) *Excludes condensate pipeline volumes.*

Operating income in the E&T segment in first quarter 2007 was $8.5 million compared to $8.3 million for the same period in 2006. The increase was mainly due to higher volumes processed as a result of the recent completion of the enhanced ethane recovery project at the Edmonton ethane extraction facility, higher utilization at one of the Empress plants and increased ownership at the other Empress facility, partially offset by revenue deferral related to the Suffield transmission system. Average fractionation (frac) spreads were approximately $12/Bbl in first quarter 2007 compared to approximately $13/Bbl for the same period last year.

Average ethane and natural gas liquids (NGL) volumes increased to 22,622 Bbls/d in first quarter 2007 from 19,403 Bbls/d in the same period in 2006. Volumes were higher mainly due to the enhanced ethane recovery project which increased gas processing capability and ethane recovery at the Edmonton extraction plant, increased natural gas volumes processed at one of the Empress facilities and increased ownership at the other Empress facility. Transmission volumes increased to 408 Mmcf/d in first quarter 2007 from 400 Mmcf/d in the same quarter in 2006 due mainly to higher volumes flowing through the Suffield system.

Net revenue was $15.8 million in first quarter 2007 compared to $14.4 million in the same quarter in 2006. The increase was primarily due to higher ethane and NGL volumes ($1.6 million), partially offset by the impact of lower frac spreads and revenue deferral related to contractual arrangements on the Suffield system.

Operating and administrative expense in the E&T segment in first quarter 2007 was $5.3 million, up from $4.2 million in the same period in 2006. The increase was primarily due to higher operating costs in the extraction business due to the enhanced ethane recovery at the Edmonton extraction plant, increased ownership at one of the Empress facilities and higher variable costs associated with increased utilization.

Amortization expense in the E&T segment in first quarter 2007 was similar to that in the same quarter of 2006.

Operating income as a percentage of net revenue in the E&T segment in first quarter 2007 was 54 percent compared to 58 percent in the same period in 2006. The decrease was primarily due to the impact of the incremental volumes of ethane processed in the extraction business which typically earn lower revenues per barrel than liquids, offset by the

increase in operating costs resulting from higher utilization. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Outlook

The E&T segment is expected to continue to deliver strong performance and predictable and stable returns due to contractual arrangements in place. In the extraction business, the enhanced ethane recovery project at the Edmonton extraction facility, completed in January 2007, increased ethane production capability by 800 Bbls/d. The full-year production impact of the enhanced ethane recovery project and increased ownership of one of the Empress facilities are both expected to contribute to increased earnings in 2007. Based on current natural gas and product price forecasts, NGL frac spreads in 2007 are expected to be similar to frac spreads realized in first quarter 2007. Any impact from lower frac spreads for the remainder of 2007 when compared to 2006 is expected to be mitigated by increased extraction volumes. In 2007 there are two turnarounds planned in the extraction business - one in May at one of the Empress facilities and the other at the Edmonton ethane extraction plant in September. The expected cost of both turnarounds is less than $0.5 million, with minimal impact to operating income.

In the transmission business, results for the year are currently expected to be higher when compared to 2006 primarily due to the Cold Lake pipeline expansion which is scheduled to contribute to earnings beginning in May 2007. Based on volumes shipped on the Suffield system in first quarter 2007, AltaGas expects approximately $0.4 million of revenue to be deferred by the end of 2007 compared to $0.8 million in 2006.

POWER GENERATION

The Power Generation segment comprises 378 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements and a capital lease for 25 MW of gas-fired power peaking capacity.

Financial Results	Three Months Ended March 31	
($ millions)	**2007**	2006
Revenue	**44.3**	51.7
Net revenue	**24.5**	24.9
Operating and administrative	**0.5**	0.3
Amortization	**1.9**	1.8
Operating income	**22.1**	22.8

Operating Statistics	Three Months Ended March 31	
	2007	2006
Volume of power sold (GWh)	**666**	842
Average price received on the sale of power ($/MWh)[(1)]	**66.54**	61.41
Alberta Power Pool average spot price ($/MWh)[(1)]	**63.62**	56.76

(1) Average for the period.

Operating income for the Power Generation segment in first quarter 2007 was $22.1 million compared to $22.8 million for the same period in 2006. Higher prices received on the sale of power resulted in higher operating income of $3.4 million from the Sundance PPAs and the peaking facilities. Results in first quarter 2006 included $4.1 million from the Genesee contract which expired on March 31, 2006.

The volume of power sold in the quarter ended March 31, 2007 was lower than in the same quarter in 2006 primarily as a result of the expiration of the Genesee power contract on March 31, 2006 (216 GWh), partially offset by higher peaking volumes (13 GWh).

Net revenue for the Power Generation segment in first quarter 2007 was $24.5 million compared to $24.9 million for the same period in 2006. The decrease was due to the expiration of the Genesee contract ($4.1 million), partially offset by higher power prices ($3.0 million) and an increased contribution from the gas-fired peaking plants ($0.7 million).

Operating and administrative expense in first quarter 2007 was $0.5 million compared to $0.3 million in first quarter 2006 due to higher costs associated with growing and operating the power business.

Amortization expense in the quarter ended March 31, 2007 was similar to first quarter 2006 as there were no changes to capital assets employed in the segment.

Operating income as a percentage of net revenue was 90 percent in first quarter 2007 compared to 92 percent in the same period in 2006 primarily as a result of the impacts to net revenue previously described. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Outlook

Operating income in the Power Generation segment is expected to be higher in 2007 than in 2006. The contribution from hedged power volumes in 2007 is expected to be higher than in 2006 as a result of higher average hedge prices of approximately $66/MWh compared to $60/MWh in 2006. Consistent with AltaGas' hedge program, approximately two-thirds of the power available from the Sundance B PPAs has been hedged and the remaining one-third of the power volumes is exposed to the spot price in Alberta. Current forward prices for the remainder of 2007 are lower than in 2006. Even with the lower forward prices, operating income is expected to be higher for the year.

In first quarter 2007, the government of Alberta introduced the Specified Gas Emitters Regulation to reduce greenhouse gas (GHG) emissions. If passed, the regulation is expected to increase operating expenses in 2007 by approximately $2.5 million (approximately $5.0 million annualized). To the extent these costs can be recovered through higher power pool prices or by the reduction of emissions or by creating or acquiring offsets, the impact of the increased costs would be mitigated. In the meantime, the owner and operator of Sundance power plant is investigating opportunities to increase plant efficiency that are more economical than the current proposed cost of $15/tonne of carbon dioxide equivalent.

AltaGas recently announced the acquisition of 14.4 MW of power generation capacity, increasing its gas-fired generation under operation by more than 55 percent to 39.4 MW. The new peaking generation is expected to be installed at current FG&P locations in southern Alberta with access to natural gas supply and the electricity transmission system. The facilities are expected to be integrated into ongoing operations and be in service by the end of 2007. The facility is estimated to cost approximately $8 million upon completion and is expected to be immediately accretive to net income and cash flow when operational.

The Bear Mountain Wind project announced in 2006 has a 25-year electricity purchase agreement with BC Hydro, and a planned in-service date of late 2009. AltaGas and its partner are continuing to optimize the project configuration and finalize key supplier contracts and expect to commence construction in the second half of 2007. Project costs are estimated to be approximately $200 million. As the project is likely to include one or more additional investors, AltaGas has not yet finalized its ownership interest in the project.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment also includes a small portfolio of oil and natural gas production.

Financial Results	Three Months Ended	
		March 31
($ millions)	**2007**	2006
Revenue	**335.6**	273.0
Net revenue	**6.0**	6.1
Operating and administrative	**4.3**	4.4
Amortization	**1.2**	1.1
Operating income	**0.5**	0.6

Operating Statistics	Three Months Ended	
		March 31
	2007	2006
Energy management service contracts(1)	**1,413**	1,274
Average volumes transacted (GJ/d)(2)	**407,272**	310,767

(1) *Active energy management service contracts at the end of the reporting period.*

(2) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

Operating income in first quarter 2007 was $0.5 million compared to $0.6 million for the same period in 2006. Operating income increased as a result of higher contributions from the gas services business but was offset by lower contributions of $0.5 million from the oil and gas production business and $0.4 million from energy management.

Net revenue in first quarter 2007 was $6.0 million compared to $6.1 million in the same period in 2006. Net revenue from the gas services business was $0.7 million higher than first quarter 2006, reflecting higher fixed-price commodity gas volumes and increased transportation revenue as a result of expanding gas services activities. In the energy management business, net revenue increased as a result of expansion into the Ontario electricity market and successful growth in targeted sectors but was offset by lower revenues as a result of non-recurring earnings in first quarter 2006 related to some energy management contracts. The energy management business contributed an overall decrease to net revenue of $0.3 million. Net revenue from oil and natural gas production assets was $0.5 million lower in first quarter 2007 compared to same period in 2006 reflecting lower production ($0.3 million) and lower natural gas prices ($0.2 million), partially offset by lower royalty expense ($0.1 million).

The Energy Services segment is an important element in increasing the value of assets in AltaGas' other segments. Energy Services works with the other segments to optimize AltaGas' assets and in this capacity contributes to earnings growth across AltaGas. In first quarter 2007 the Energy Services segment arranged for gas supply to the extraction facilities which increased net revenue in the E&T segment by $0.5 million (first quarter 2006 - $0.2 million).

Operating and administrative expense in first quarter 2007 was relatively unchanged compared to the same quarter in 2006.

Amortization expense of $1.2 million in first quarter 2007 was slightly higher than in the same period last year reflecting higher depletion in the oil and natural gas production business.

Operating income as a percentage of net revenue in first quarter 2007 was 9 percent, similar to first quarter 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Outlook

AltaGas expects growth in the energy management business based on continued expansion into electricity supply management in Ontario and a focused national accounts strategy in specific targeted sectors. The gas services business is also expected to grow as a result of locking in back-to-back buy and sell gas contracts which are expected to produce fixed margins for terms of up to five years. The segment is also expected to contribute to earnings growth in other segments as opportunities for increasing the value of AltaGas assets are pursued through increased integration efforts.

Over the past several years, AltaGas has accumulated a portfolio of oil and natural gas production assets in connection with larger acquisitions of gathering and processing facilities. AltaGas held and produced these assets primarily as a hedge to a long-term natural gas sales contract. Late in 2006 the Trust fixed the price for this long-term natural gas commitment with a third party. As these assets are considered non-core and have been experiencing production declines as a result of minimal capital expenditures over the past few years, AltaGas is considering alternatives for maximizing the value of these assets.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the fair value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, return on capital and operating income as a percentage of net revenue without the impact of the volatility in commodity prices and foreign exchange. Management monitors the impact of mark-to-market accounting on the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on operating income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended March 31	
($ millions)	**2007**	2006
Revenue[1]	**1.9**	2.1
Unrealized gains (losses) on risk management	**0.1**	-
Net revenue	**2.0**	2.1
Operating and administrative	**7.7**	5.1
Amortization	**0.6**	0.6
Operating loss	**(6.3)**	(3.6)
Operating loss before unrealized gains (losses) on risk management	**(6.4)**	(3.6)

[1] *Excludes unrealized gains (losses) on risk management.*

The operating loss before unrealized gains on risk management in first quarter 2007 was $6.4 million compared to $3.6 million for the same period in 2006. The increased loss of $2.8 million was primarily due to higher compensation costs, lower costs allocated to the operating segments, an adjustment relating to 2005 equity income from AltaGas' investment in Taylor NGL Limited Partnership (Taylor) recorded in the first quarter of 2006 and higher general corporate overhead, partially offset by a one-time gain from unwinding interest rate swaps as a result of the issue of $100 million of MTNs in January 2007.

Net revenue in first quarter 2007 was $2.0 million compared to $2.1 million for the same period in 2006 as a result of a one-time adjustment relating to 2005 equity income ($0.5 million), partially offset by the gain of $0.4 million recorded as a result of unwinding interest rate swaps.

Operating and administrative expense for the quarter ended March 31, 2007 was $7.7 million compared to $5.1 million in the same quarter in 2006. The $2.6 million increase was primarily related to higher compensation costs ($1.5 million),

$0.6 million lower costs allocated to the operating segments and $0.5 million higher general corporate overhead. $0.6 million of the increase in compensation costs was due to lower costs in first quarter 2006 relating to 2006 costs that were recorded in fourth quarter 2006.

Amortization expense for first quarter 2007 was similar to first quarter 2006.

Effective January 1, 2007 AltaGas adopted new accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. On adoption, January 1, 2007, AltaGas recorded financial instrument related assets and liabilities of $107.8 million and $110.6 million respectively. The net impact to accumulated earnings and to other comprehensive income on January 1, 2007 was $(0.2) million and $(2.6) million respectively. In first quarter 2007 the fair value of financial instruments changed by $(0.2) million of which $(0.5) million was recorded as an operating loss and the balance a $0.3 million increase in other comprehensive income. At March 31, 2007 AltaGas recorded financial instrument related assets and liabilities of $140.8 million and $143.8 million.

Outlook

The operating loss in the Corporate segment in 2007 is expected to be slightly higher than in 2006. Revenues from the investments in Taylor and AltaGas Utility Group Inc. (Utility Group) are expected to stay relatively flat and AltaGas expects lower ongoing costs to meet certification requirements mandated by the Canadian Securities Administrators. The lower costs of meeting certification requirements are expected to be offset by higher compensation costs and higher amortization costs related to increased investments in technology to support the growth of the Trust and to lower costs allocated to the operating segments.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these factors. Consequently, management is unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be minimal as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During first quarter 2007 AltaGas acquired $6.9 million in capital assets, long-term investments and other assets, compared to $18.5 million in first quarter 2006.

For the three months ended March 31, 2007 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**3.2**	**2.4**	**-**	**0.5**	**0.6**	**6.7**
Long-term investments and other assets	**-**	**-**	**0.1**	**-**	**0.1**	**0.2**
	3.2	**2.4**	**0.1**	**0.5**	**0.7**	**6.9**
Disposals:						
Capital assets	**(1.2)**	**(0.3)**	**-**	**-**	**-**	**(1.5)**
Net invested capital	**2.0**	**2.1**	**0.1**	**0.5**	**0.7**	**5.4**

For the three months ended March 31, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	15.0	0.4	1.2	0.2	0.5	17.3
Long-term investments and other assets	-	-	-	-	1.2	1.2
	15.0	0.4	1.2	0.2	1.7	18.5
Disposals:						
Capital assets	(0.3)	-	-	-	-	(0.3)
Net invested capital	14.7	0.4	1.2	0.2	1.7	18.2

The Trust categorizes its invested capital into maintenance, growth, and administration.

Maintenance capital projects totaling $1.2 million in first quarter 2007 (first quarter 2006 - $1.6 million) were undertaken mainly in the FG&P segment. An additional $1.2 million (first quarter 2006 - $0.6 million) was spent in 2007 on administrative capital, including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust. Of the $4.5 million (first quarter 2006 - $16.3 million) in growth capital spent in first quarter 2007, $2.1 million was primarily in relation to an expansion of the Shaunavon gas plant and compression addition at Sylvan Lake in the FG&P segment. In the E&T segment, growth capital of $2.2 million related to the expansion of the Cold Lake transmission system and the ethane enhancement recovery project at the Edmonton ethane extraction facility. In the Power Generation segment, $0.1 million was spent by the wind power development partnerships.

For the three months ended March 31, 2007 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**1.0**	**0.2**	**-**	**-**	**-**	**1.2**
Growth	**2.1**	**2.2**	**0.1**	**-**	**0.1**	**4.5**
Administrative	**0.1**	**-**	**-**	**0.5**	**0.6**	**1.2**
Invested capital	**3.2**	**2.4**	**0.1**	**0.5**	**0.7**	**6.9**

For the three months ended March 31, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	1.3	0.2	-	0.1	-	1.6
Growth	13.7	0.1	1.2	-	1.3	16.3
Administrative	-	0.1	-	0.1	0.4	0.6
Invested capital	15.0	0.4	1.2	0.2	1.7	18.5

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation segment and with respect to interest rates on debt. During the quarter ended March 31, 2007 the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas and power forward contracts to manage its asset portfolio and lock in margin from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a

specified amount of an underlying asset to the other at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $6.26/MWh to $674.37/MWh in first quarter 2007, while the average spot price for the quarter was $63.62/MWh. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its 2007 power portfolio that management deemed optimal. The average price received for power sales by the Trust in first quarter 2007 was $66.54/MWh.

- Interest rate forward contracts: The Trust enters into interest rate swaps under which interest at fixed rates are exchanged for floating rate payments. At March 31, 2007 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank debt of $25.0 million. Including AltaGas' MTNs and capital leases, the rate has been fixed on 92.4 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate. The Trust's foreign exchange risk was not material at March 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing to the extent that funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund distributions, capital expenditures, acquisitions and working capital changes from financing and investing activities. Should larger acquisitions require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not reasonably expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed federal tax on the taxable component of the Trust's distribution proposed to begin with the 2011 taxation year.

Cash Flows	Three Months Ended March 31	
($ millions)	**2007**	2006
Cash from operations	**46.1**	25.7
Investing activities	**(10.9)**	(22.5)
Financing activities	**(26.1)**	(4.2)
Change in cash	**9.1**	(1.0)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows increased 79 percent to $46.1 million in first quarter 2007, from $25.7 million in the same period in 2006. Although cash from operations was impacted by lower earnings in first quarter 2007, the increase was primarily due to changes in non-cash working capital.

Working capital was $12.4 million at the end of first quarter 2007 compared to $20.4 million at the end of first quarter 2006. Risk management activities account for $10.0 million of the difference in working capital between the two periods.

Working Capital	Three Months Ended March 31	
($ millions except ratio amounts)	**2007**	2006
Current assets	**298.4**	190.2
Current liabilities	**286.0**	169.8
Working capital	**12.4**	20.4
Current ratio	**1.04**	1.12

Investing Activities

During first quarter 2007 the Trust used cash for investing activities of $10.9 million compared to $22.5 million for investing activities in the same period in 2006. Acquisition of capital assets and long-term investments and other assets totaled $11.4 million in first quarter 2007 compared to $25.2 million in first quarter 2006. A description of the acquisitions and investments comprising these amounts is in the Invested Capital section of this MD&A.

Financing Activities

Cash used for financing activities was $26.1 million in first quarter 2007, an increase of $21.9 million from $4.2 million in first quarter 2006. The increase was primarily due to the reduction of long-term debt in first quarter 2007 as a result of higher cash from operations and proceeds from the DRIP program, partially offset by higher distributions paid to unitholders and an increase in short-term debt.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At March 31, 2007 AltaGas had total debt outstanding of $255.2 million, down from $265.5 million as at December 31, 2006. At March 31, 2007 the Trust had $200 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totaling $425.0 million. At March 31, 2007 the Trust had drawn bank debt of $42.5 million and letters of credit outstanding of $71.1 million.

The Trust recorded a $1.1 million reduction in its long-term debt as a result of adopting the new financial instrument standards. The reduction reflected the reclassification of deferred debt charges against Long-term debt which were previously recorded in Other current assets and in Long-term investments and other assets on the Trust's balance sheet.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at March 31, 2007 was 32.3 percent, down from 33.4 percent at December 31, 2006. The Trust's earnings coverage for the rolling 12 months ended March 31, 2007 was 9.24 times.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a positive trend. In December 2006 DBRS confirmed AltaGas' MTN and stability ratings at BBB (low) and STA-3 (middle) respectively and changed the trend on the MTN rating to Positive from Stable.

Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a Stable outlook, and the senior unsecured debt at BBB-. In January 2007 S&P affirmed AltaGas' ratings.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of an entity to meet its financial commitments in accordance with the terms of the obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an entity's distribution stream when compared to other stability rated entities.

Contractual Obligations

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A included in the Trust's 2006 Annual Report, except for the issue of $100 million senior unsecured MTNs on January 19, 2007. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012. The proceeds from the MTN issue were used to pay down bank indebtedness and for general corporate purposes.

RELATED PARTIES

The Trust sold $38.9 million of natural gas to, and incurred transportation costs of $0.1 million charged by Utility Group in first quarter 2007. The Trust also paid management fees of $0.1 million to, and received management fees of $7,500 from, Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,171 were made in first quarter 2007 (first quarter 2006 - $20,114). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another three years. (See note 9 of the interim Consolidated Financial Statements.)

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENTLY COMPLETED QUARTERS

($ millions)	**Q1-07**	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05
Net revenue[1]	**79.3**	84.6	82.5	72.8	79.1	78.7	71.3	67.5
Operating income[1]	**29.0**	32.0	33.7	26.0	35.0	29.0	22.9	22.0
Net income	**24.6**	27.3	28.8	29.9	28.6	26.4	17.2	19.1

($ per unit)	**Q1-07**	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05
Net income								
Basic	**0.43**	0.49	0.52	0.54	0.52	0.48	0.32	0.35
Diluted	**0.43**	0.49	0.52	0.54	0.52	0.48	0.32	0.35
Distributions declared[2]	**0.51**	0.51	0.505	0.495	0.485	0.48	0.47	0.45

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

(2) *Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth, acquisitions, a favourable business environment including generally increasing power prices in Alberta, seasonality in the natural gas distribution (NGD) business up to the time of its spin-out in November 2005, and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- Second quarter 2005 net income included an after-tax loss of $0.4 million related to the Trust's ownership interest in Taylor;
- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2 million lower due to owning 100 percent of the NGD segment for only six weeks in the quarter and a $1.6 million tax recovery due to an adjustment to future tax

balances. Results were also impacted by higher prices received for power sold and lower interest expense;
- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter;
- Strong power prices, higher frac spreads and lower interest expense in all quarters in 2006 resulted in strong financial results in all quarters, partially offset by the contribution from the NGD segment in first quarter 2005 which was spun out in November 2005;
- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates;
- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business; and
- In first quarter 2007 the FG&P segment reported lower operating income as a result of equalization adjustments, lower throughput and lower contributions from minimum volume contractual provisions.

SUBSEQUENT EVENTS

On April 10, 2007 AltaGas announced the construction of a new natural gas pipeline from the Noel region of British Columbia to its Pouce Coupe gas processing facility in northwest Alberta. In addition, AltaGas will add 90 Mmcf/d of sour gas processing capability to the Pouce Coupe facility. The projects are expected to cost approximately $90 million in total and, subject to provincial and federal regulatory approvals, to be in service in mid-2008.

On April 24, 2007 AltaGas announced the acquisition of an additional 14.4 MW of power generation capacity, comprised of six 2.4-MW gas-fired units, which will be installed at southern Alberta FG&P locations with access to natural gas supply and the electricity transmission system. The new peaking generation is expected to cost approximately $8 million, including installation, and be in service by the end of 2007.

PROPOSED REGULATION FOR REDUCING GREEN HOUSE GAS EMISSIONS

In first quarter 2007 the government of Alberta introduced the Specified Gas Emitters Regulation which, if passed, will regulate emissions from large facilities including the Sundance power plant. Beginning July 1, 2007 the owners of these facilities will have the choice of reducing emissions intensity by 12 percent, purchasing an equivalent amount of offsetting credits, or contributing $15/tonne to the Climate Change and Emissions Management Fund. AltaGas is actively participating in the consultation process.

On April 26, 2007 the Federal government announced its initiatives for reducing GHG emissions and other pollutants. As there is limited information on these developments, it is difficult to estimate the impact to the Trust. AltaGas will continue to monitor and evaluate the potential impact of these announcements on its business.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At March 31, 2007 the Trust had 54.8 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on March 31, 2007 of $24.46 per trust unit. At March 31, 2007 there were 1.1 million options outstanding and 150,525 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. In first quarter 2007, the Trust declared distributions of $28.9 million compared to $26.3 million in first quarter 2006. The Trust's distributable cash in first quarter 2007 was $37.0 million compared to $39.4 million in the same period last year and was more than sufficient to fund all distributions to unitholders. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders. (See Non-GAAP Financial Measures in this MD&A.)

The following table summarizes AltaGas' distribution declaration history since 2005:

($ per unit)	2007	2006	2005
First quarter	**0.51**	0.485	0.45
Second quarter	-	0.495	0.45
Third quarter	-	0.505	0.47
Fourth quarter	-	0.510	0.48
Distribution of shares[1]	-	-	0.54
	0.51	1.995	2.39

(1) One share of Utility Group was issued for every 13.9592 trust units held on November 14, 2005.

CHANGES IN ACCOUNTING POLICIES

2007 Changes

Effective January 1, 2007 AltaGas adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506. This Section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the consolidated financial statements in first quarter 2007.

Financial Instruments

Effective January 1, 2007 the Trust prospectively adopted the CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation. The impacts of adopting the new standards are reflected in the Trust's current quarter results, and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's current quarter financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, see Note 2 to the interim Consolidated Financial Statements for the quarter ending March 31, 2007.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 Capital Disclosures requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2006 except as disclosed in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2007. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2006 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2007 and in the notes to the 2006 audited Consolidated Financial Statements included in the Trust's 2006 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2006 Annual Report and the notes to the interim Consolidated Financial Statements for the quarter ended March 31, 2007.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation.

During first quarter 2007 the Trust's internal controls over financial reporting changed as a result of adopting the new accounting standards for financial instruments and comprehensive income and as a result of implementing a new software application to govern risk management activities in the Calgary based operations. These changes affected the Trust's accounting policies and processes and information technology application controls and, as a result, internal controls were updated.

TAX ON INCOME TRUSTS

On October 31, 2006 the Government of Canada announced proposed changes to the taxation of certain publicly traded trusts and partnerships and their unitholders. Generally, the proposed changes would not take effect until January 1, 2011, provided the entity experiences only "normal growth" in accordance with guidelines issued by the Department of Finance on December 15, 2006 before then. Pursuant to the proposed changes, certain income distributions by the Trust would become subject to taxes in the Trust and would be treated as dividends paid by a taxable Canadian corporation to unitholders. Draft legislation to implement this tax was released for comment on December 21, 2006 and legislation to implement the proposed changes is now included in Bill C-52, which received first reading in the House of Commons on March 29, 2007. Management intends to adapt the Trust's corporate organizational strategies as the tax legislation evolves, with the goal of growing unitholder value.

Consolidated Balance Sheets

(unaudited)

($ thousands)	March 31 2007	December 31 2006
ASSETS		
Current assets		
Cash and cash equivalents	**$ 22,380**	$ 13,226
Accounts receivable	**192,304**	224,533
Inventory	**111**	61
Customer deposits	**16,200**	16,304
Risk management *(note 4)*	**64,942**	-
Other	**2,499**	9,277
	298,436	263,401
Capital assets	**673,085**	677,941
Energy services arrangements, contracts and relationships	**101,426**	103,330
Goodwill	**18,260**	18,260
Risk management *(note 4)*	**75,868**	-
Long-term investments and other assets	**46,869**	46,643
	$ 1,213,944	$ 1,109,575
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 170,184**	$ 200,882
Distributions payable to unitholders	**9,674**	9,588
Short-term debt	**7,500**	-
Current portion of long-term debt	**1,172**	1,147
Customer deposits	**16,200**	16,304
Deferred revenue	**986**	788
Risk management *(note 4)*	**74,885**	-
Other	**5,389**	10,982
	285,990	239,691
Long-term debt	**246,519**	264,340
Asset retirement obligations	**23,655**	23,350
Future income taxes	**46,570**	51,252
Risk management *(note 4)*	**74,385**	-
Other long-term liabilities	**1,720**	1,526
	678,839	580,159
Unitholders' equity *(notes 5 and 6)*	**535,105**	529,416
	$ 1,213,944	$ 1,109,575

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

For the three months ended *($ thousands except per unit amounts and number of units)*		**March 31 2007**		March 31 2006
REVENUE				
Operating	**$**	**426,042**	$	375,704
Unrealized gains (losses) on risk management		**62**		-
Other		**1,961**		2,034
		428,065		377,738
EXPENSES				
Cost of sales		**348,773**		298,639
Operating and administrative		**38,061**		33,017
Amortization		**12,192**		11,116
		399,026		342,772
Operating income		**29,039**		34,966
Interest expense *(note 7)*				
Short-term debt		**60**		103
Long-term debt		**3,017**		3,185
Income before income taxes		**25,962**		31,673
Income tax expense		**1,382**		3,114
Net income		**24,580**		28,559
Accumulated earnings, beginning of period		**401,618**		287,107
Accumulated earnings, end of period	**$**	**426,198**	$	315,666
Net income per unit *(note 6)*				
Basic	**$**	**0.43**	$	0.52
Diluted	**$**	**0.43**	$	0.52
Weighted average number of units outstanding (thousands) *(note 6)*				
Basic		**56,660**		54,811
Diluted		**56,693**		54,920

See accompanying notes to the Consolidated Financial Statements.

SEC File # 82-34911

Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

For the three months ended *($ thousands)*		March 31 2007
Net income	**$**	**24,580**
Other comprehensive income, net of tax *(note 4)*		
Unrealized gains on available for sale financial assets		17
Unrealized gains on derivative designated as cash flow hedges		4,799
Reclassification to net income of gains and losses on derivatives designated as cash flow hedges pertaining to prior periods		(4,535)
		281
Comprehensive income	**$**	**24,861**
Accumulated other comprehensive income, beginning of period		-
Adjustment resulting from adoption of new financial instrument accounting standards *(note 2)*		**(2,634)**
Accumulated other comprehensive income, end of period	**$**	**(2,353)**

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

For the three months ended *($ thousands)*	March 31 2007	March 31 2006
Cash from operations		
Net income	$ 24,580	$ 28,559
Items not involving cash:		
Amortization	12,192	11,116
Accretion of asset retirement obligations	426	342
Unit-based compensation	174	16
Future income tax expense	1,382	2,765
Gain on sale of assets and investment transactions	(73)	-
Equity income	(1,376)	(1,926)
Distributions from equity investments	755	725
Unrealized losses (gains) on risk management	(62)	-
Other	248	(606)
Funds from operations	38,246	40,991
Asset retirement obligations settled	(120)	(40)
Net change in non-cash working capital *(note 7)*	7,999	(15,291)
	46,125	25,660
Investing activities		
Decrease in customer deposits	104	2,460
Acquisition of capital assets	(11,013)	(25,133)
Disposition of capital assets	417	178
Acquisition of energy services arrangements, contracts and relationships	-	(17)
Acquisition of long-term investments and other assets	(379)	-
	(10,871)	(22,512)
Financing activities		
Increase (decrease) in short-term debt	7,500	(2,703)
Increase (decrease) in long-term debt	(17,219)	15,411
Distributions to unitholders	(28,851)	(26,280)
Net proceeds from issuance of units *(note 6)*	12,470	9,417
	(26,100)	(4,155)
Change in cash and cash equivalents	9,154	(1,007)
Cash and cash equivalents, beginning of period	13,226	11,685
Cash and cash equivalents, end of period	$ 22,380	$ 10,678

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts in thousands of Canadian dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2006, except as described below in notes 2 and 3. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2006 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Changes for 2007

Effective January 1, 2007, the Trust adopted the new CICA Handbook accounting requirements for Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 3861 "Financial Instruments – Disclosure and Presentation", Section 1530 "Comprehensive Income", Section 3251 "Equity" and Section 1506 "Accounting Changes". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Accounting Changes

This Section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the interim Consolidated Financial Statements of the Trust.

Financial Instruments

All financial instruments, including derivatives, are included on the balance sheet initially at fair value. The financial assets are classified as held for trading, held to maturity, loans and receivables, or available for sale. Financial liabilities are classified as held for trading or other financial liabilities. Subsequent measurement is determined by classification.

Held for trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options and forwards. These financial instruments are initially accounted for at their fair value and changes to fair value are recorded in income. Held to maturity financial assets are accounted for at their amortized cost using the effective interest method. The Trust did not have any held to maturity financial instruments at March 31, 2007. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available for sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. Available for sale instruments are initially accounted for at their fair value and changes to fair value are recorded through Other comprehensive income. Income earned from these investments is included in Revenue.

Other financial liabilities not classified as held for trading are accounted for at their amortized cost, using the effective interest method.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the total contract is not held for trading or accounted for at fair value. Changes in fair value are included in income. All derivatives, other than those that meet the expected purchase, sale or usage requirements exception, are carried on the balance sheet at fair value. The Trust used January 1, 2003 as the transition date for identifying embedded derivatives. The Trust did not identify any embedded derivatives requiring bifurcation.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007 the Trust reclassified $1.1 million of unamortized deferred financing costs from Other current assets and Long-term investments and other assets to Long-term debt as a result of adopting the new standards. The reclassification of transaction costs has no impact on earnings. Effective January 1, 2007 the Trust began amortizing these costs using the effective interest rate method. Previously, these costs were amortized on a straight-line basis over the life of the debt.

Hedges

The new standard specifies the circumstances under which hedge accounting is permissible, how hedge accounting may be performed and where the impacts should be recorded. The standard introduces three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

As part of its asset and liability management, the Trust uses derivatives for hedging positions to reduce its exposure to commodity price and interest rate risk. The Trust designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Trust performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged financial instrument. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

The Trust uses cash flow hedges to reduce its exposure to fluctuations in interest rates and changes in commodity prices. The effective portion of changes in the value of cash flow hedges is recognized in Other comprehensive income. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income in the same financial category as the underlying transaction. Gains or losses from cash flow hedges that have been included in Accumulated other comprehensive income are included in Net income when the underlying transaction has occurred or becomes probable of not occurring. The maximum length of time the Trust is hedging its exposure to variability in future cash flows is 10.75 years.

Comprehensive Income and Equity

The Trust's financial statements include a Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income which consists of earnings and the effective portion of changes in unrealized gains and losses related to available for sale assets and cash flow hedges. In addition, as required by Section 3251, the Trust now presents separately in its Unitholders' Equity note the changes for each of its components of Unitholders' Equity. A new component, Accumulated other comprehensive income, and a one-time transition adjustment have been added to the Trust's Unitholders' Equity as a result of the implementation of this new standard. (See note 5.)

Net Effect of Accounting Policy Changes

The net effect to the Trust's financial statements at January 1, 2007 resulting from the above-mentioned changes in accounting policies is as follows:

Balance Sheet Account Affected		Increase (Decrease)
Current assets - Risk management	$	59,866
Other current assets		(451)
Non-current assets - Risk management		47,942
Long-term investments and other assets		(793)
Current liabilities - Risk management		69,618
Long-term debt		(1,082)
Long-term liabilities - Risk management		48,359
Future income tax liability		(7,450)
Unitholders' equity - Transition amount on adoption of new standards, net of tax		(247)
Unitholders' equity - Accumulated Other Comprehensive Income, net of tax		(2,634)

The unrealized gains and losses included in the Transition amount and in Accumulated other comprehensive income were recorded net of income tax recoveries of $4.6 million and $2.9 million, respectively.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006, the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected 5-year transitional period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

3. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the Trust's adoption of the new financial instrument accounting standards, the Trust has updated the following significant accounting policies.

Revenue recognition

In the Field Gathering and Processing segment and transmission business, revenue is recorded as the services are rendered. In the extraction business, Power Generation and Energy Services segments, revenue is recognized at the time the product or service is delivered. Realized gains and losses from risk management activities related to commodity prices are recognized in the related segment revenues when the related sale occurs or when the underlying financial asset or financial liability is removed from the balance sheet. Unrealized gains and losses in respect of fair value changes to the Trust's risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the reporting period in the Corporate segment.

Transaction costs related to financial instruments

Transaction costs related to the acquisition of held for trading financial assets and liabilities and the Trust's revolving operating credit facility are expensed as incurred. For financial instruments classified as other than held for trading, transaction costs attributable to the acquisition or issue of the financial asset or liability are added to the initial carrying amount of the financial instrument and recognized in earnings using the effective interest method.

Recognition date

AltaGas uses settlement date for transactions. Any difference in value between the trade and settlement date for third-party transactions will be recognized on the balance sheet and in Net income or in Other comprehensive income as appropriate.

Designation of available for sale financial assets

Available for sale financial assets are investments in equity instruments that are not classified as held for trading, held to maturity, or loans and receivables, and that management intends to hold indefinitely. Available for sale assets are measured at fair value. The changes in fair value are recorded in Other comprehensive income until the asset is removed from the balance sheet. Available for sale assets are included in the Long-term investments and other assets classification.

Effective interest method

The Trust uses the effective interest method to calculate the amortized cost of a financial asset or liability and to allocate the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated cash flows associated with the instrument over the expected life of the financial instrument, or where appropriate a shorter period, to the net carrying amount of the financial asset or liability.

4. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

At March 31, 2007 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power and natural gas derivatives was calculated using estimated forward prices for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

At March 31, 2007 the fair value of the Trust's assets and liabilities relating to risk management activities was as follows:

Summary of Fair Values	Current	Long-Term	Total
Financial assets			
Held for trading	$ 63,187	$ 69,896	$ 133,083
Available for sale	-	361	361
Loans and receivables	125,461	925	126,386
	188,648	71,182	259,830
Cash flow hedges	1,755	5,972	7,727
	$ 190,403	$ 77,154	$ 267,557
Financial liabilities			
Held for trading	$ 63,488	$ 74,278	$ 137,766
Other financial liabilities	104,551	247,477	352,028
	168,039	321,755	489,794
Cash flow hedges	11,397	107	11,504
	$ 179,436	$ 321,862	$ 501,298

The adoption of the new financial instrument standards resulted in a decrease in the Trust's net income for the three months ended March 31, 2007 of $0.5 million ($0.01 per unit basic and diluted) relating to the movements in held for trading financial instruments.

As described in note 2, held for trading financial instruments are recorded on the balance sheet at fair value with the offsetting entry in the Corporate segment as Unrealized gains and losses on risk management. During the three-month period ended March 31, 2007, $0.1 million of unrealized gain was recognized.

The available for sale assets, included in the balance sheet captions Long-term investments and other assets, are recognized at fair value with the offsetting entry, net of tax, in Other comprehensive income. Between January 1, 2007 and March 31, 2007 the change in fair value, net of tax, increased by $16,947.

As a part of the hedging program, the Trust uses certain derivative financial instruments to manage risks. For the quarter ended March 31, 2007 after-tax unrealized gains of $0.3 million were recorded in Other comprehensive income for the effective portion of the cash flow hedges, and after-tax unrealized gain of $0.2 million were reclassified to net income. Of the $2.4 million loss deferred in Accumulated other comprehensive income at March 31, 2007, $8.2 million is expected to be reclassified to net income in the next 12 months because the long-term amounts deferred in Other comprehensive income are comprised of unrealized gains.

Effective January 1, 2007 the Trust began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest method. Previously these costs were amortized on a straight-line basis over the life of the debt instrument to which they pertained. There was no material effect on the Trust's financial statements as a result of this change in policy. In first quarter 2007 the charge to Net income for the amortization of transaction costs using the effective interest method was immaterial. The effective interest rate for the medium-term notes issued in 2005 and 2007 is 4.57 percent and 5.11 percent, respectively.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed price and market price contracts for both the purchase and sale of natural gas extend to 2011.

At March 31, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per GJ)[1]	Period (months)	Notional volume (GJ) Sales	Notional volume (GJ) Purchases		Fair value
Commodity forward	$2.16 to $10.37	1 to 45	123,079,990	-	$	(85,175)
Commodity forward	$2.16 to $10.37	1 to 45	-	123,079,990	$	80,485

[1] Certain of the contracts are indexed and as such a price range is not provided.

For the three-month period ended March 31, 2007 an after-tax gain of $0.2 million was recognized from the Trust's natural gas risk management activities.

Power

Under the Power Purchase Arrangements, AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At March 31, 2007 the Trust had no intention to terminate any contracts prior to maturity.

At March 31, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per MWh)	Period (months)	Notional volume (MWh) Sales	Notional volume (MWh) Purchases		Fair value
Commodity forward	$52.50 to $69.50	1 to 12	10,968	-	$	(51)
Commodity forward	$55.50 to $64.70	1 to 12	-	10,968	$	89

For the three-month period ended March 31, 2007 the Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized loss of $5,006.

At March 31, 2007 the Trust had the following commodity swaps and collars outstanding:

Derivative Instruments	Fixed price (per MWh)	Period (months)	Notional volume (MWh) Sales	Notional volume (MWh) Purchases		Fair value
Swaps and collars	$65.00 to $80.00	3 to 21	1,724,736	-	$	(11,504)
Swaps and collars	$56.50 to $65.00	3 to 129	-	448,448	$	7,416

During the current quarter the contracts included in the hedging program resulted in an unrealized gain of $4.4 million, $3.0 million net of tax, deferred in Other comprehensive income.

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forward contracts. At March 31, 2007 the Trust's foreign exchange risk management activities had an unrealized loss of $0.2 million and a fair market value position of $0.1 million.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. In January 2007 the Trust unwound certain of these interest rate swaps as a result of the issue of $100 million of medium-term notes. The Trust recorded a gain of $0.4 million relating to this action. The remaining interest rate swaps have an average remaining term of 10 to 23 months and a weighted average interest rate of 3.56 percent. For the three-month period ended March 31, 2007 the Trust's interest rate risk management activities resulted in an unrealized gain of $0.3 million. These swaps had a fair market value position of $0.3 million at quarter-end.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Trust has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with creditworthy counterparties in accordance with established credit policies and practices. At March 31, 2007 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

5. UNITHOLDERS' EQUITY

	March 31 2007	December 31 2006
Unitholders' capital *(note 6)*	**$ 476,220**	$ 463,750
Contributed surplus	**3,497**	3,322
Accumulated earnings	**426,198**	401,618
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(301,400)**	(272,464)
Distributions of common shares of AltaGas Utility Group Inc.	**(25,696)**	(25,696)
Transition adjustment resulting from adopting new financial instruments accounting standards *(note 2)*	**(247)**	-
Accumulated other comprehensive loss *(notes 2 and 4)*	**(2,353)**	-
	$ 535,105	$ 529,416

[1] Accumulated distributions paid by the Trust as at March 31, 2007 were $291.7 million (as at December 31, 2006 - $262.9 million).

6. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units	Amount
December 31, 2006	54,313,552	$ 451,795
Units issued for cash on exercise of options	500	8
Units issued under DRIP[(1)]	505,307	12,462
Units issued for exchangeable units	11,389	65
March 31, 2007	**54,830,748**	**464,330**
Exchangeable Units Issued and Outstanding		
December 31, 2006 issued by AltaGas Holding Limited Partnership No. 1	2,088,814	11,955
AltaGas Holding Limited Partnership No. 1 units redeemed for Trust units	(11,389)	(65)
March 31, 2007	**2,077,425**	**11,890**
Total Trust Units and Exchangeable Units at March 31, 2007	**56,908,173**	**$ 476,220**

(1) Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.

The Trust has a unit option plan under which employees and directors are eligible to receive grants. At March 31, 2007 10 percent of units outstanding were reserved for issuance under the plan. To March 31, 2007 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At March 31, 2007 outstanding options were exercisable at various dates to the year 2017 (December 31, 2006 - 2016). Options outstanding under the plan have a weighted average exercise price of $26.86 (December 31, 2006 - $27.23) and a weighted average remaining term of 9.18 years (December 31, 2006 - 9.23 years). At March 31, 2007 the unexpensed fair value of unit option compensation cost associated with future periods was $1.1 million (December 31, 2006 - $0.9 million).

The following table summarizes the information about the Trust's unit options:

	Options outstanding	
	Number of options	Weighted average exercise price
Unit options outstanding December 31, 2006	923,550	$ 27.23
Granted	242,500	25.64
Exercised	(500)	15.14
Cancelled	(20,000)	28.84
Unit options outstanding at March 31, 2007	**1,145,550**	**$ 26.86**
Exercisable at March 31, 2007	**150,525**	**$ 22.46**

A summary of the plan as at March 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Price on Options	Number outstanding at March 31, 2007	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable at March 31, 2007	Weighted average exercise price
$5.00 - $7.00	9,500	$ 6.15	3.18	9,500	$ 6.15
$7.01 - $15.50	28,500	10.26	5.91	28,500	10.26
$15.01 - $25.08	116,500	24.14	8.05	27,900	24.15
$25.09 - $29.15	991,000	27.86	9.46	84,625	27.85
	1,145,500	**$ 26.86**	**9.18**	**150,525**	**$ 22.46**

	Three months ended March 31	
Units outstanding [(1)]	**2007**	2006
Weighted average number of units - basic	**56,659,961**	54,810,866
Effect of dilutive stock options	**33,319**	108,819
Weighted average number of units - diluted	**56,693,280**	54,919,685

[(1)] *Includes exchangeable units.*

In 2004 AltaGas implemented a unit-based compensation plan which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in first quarter 2007 in respect of this plan was $1.6 million (first quarter 2006 - $1.7 million). At March 31, 2007 the unexpensed fair value of unit-based compensation costs associated with future periods was $9.4 million (December 31, 2006 - $9.9 million).

7. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	Three months ended March 31	
	2007	2006
Accounts receivable	**$ 32,229**	$ 59,295
Inventory	**(50)**	23
Other current assets	**6,778**	(755)
Accounts payable and accrued liabilities	**(30,698)**	(74,220)
Customer deposits	**(104)**	(2,460)
Deferred revenue	**198**	-
Other current liabilities	**(5,593)**	(4,914)
	2,760	(23,031)
Less decrease in capital costs payable	**5,239**	7,740
Net change in non-working capital related to operations	**$ 7,999**	$ (15,291)

The following cash payments have been included in the determination of earnings:

	Three months ended March 31	
	2007	2006
Interest paid	**$ 3,083**	$ 3,358
Income taxes paid	**$ 81**	$ 46

8. PENSION PLANS AND RETIREMENT BENEFITS

The net pension expense by plan for the period was as follows:

		Three months ended March 31 2007		2006
Defined Contribution Plan	$	**382**	$	322
Defined Benefit Plan		**3**		3
Supplemental Executive Retirement Plan		**258**		-
	$	**643**	$	325

9. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts.

		Three months ended March 31 2007		2006
Fees for administration, management and other services paid by:				
AltaGas Utility Group Inc. (Utility Group) to the Trust	**$**	**8**	$	8
The Trust to Utility Group	**$**	**138**	$	188
Natural gas sales by the Trust to subsidiaries of Utility Group	**$**	**38,916**	$	38,306
Fees for operating services paid by a Utility Group subsidiary to the Trust	**$**	**66**	$	46
Transportation services provided by a Utility Group subsidiary to the Trust	**$**	**124**	$	143
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	**$**	**21**	$	20

The resulting amounts due from and to related parties are non-interest bearing and are related to transaction in the normal course of business.

Included in accounts receivable at March 31, 2007 was $13.0 million (March 31, 2006 - $11.5 million) due to the Trust from related parties. Included in accounts payable at March 31, 2007 was $0.1 million (March 31, 2006 - $0.8 million) due from the Trust to related parties.

10. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions among the reporting segments are recorded at fair value. The following describes the Trust's five reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Extraction and Transmission – ethane and natural gas liquids extraction plants and natural gas and condensate transmission pipelines;

Power Generation – coal-fired and gas-fired power output under power purchase arrangements and other agreements;

Energy Services – energy management and gas services for natural gas and electricity, and oil and natural gas production; and

Corporate – the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management assets and liabilities.

SEC File # 82-34911

The following tables show the composition by segment:

For the three months ended March 31, 2007	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment elimination	Total
Revenue	$ 33,230	$ 37,321	$ 44,293	$ 335,584	$ 1,961	$ (24,386)	$ 428,003
Unrealized gains (losses) on risk management	-	-	-	-	62	-	62
Cost of sales	(1,619)	(21,494)	(19,833)	(329,540)	-	23,713	(348,773)
Operating and administrative	(20,893)	(5,346)	(455)	(4,279)	(7,761)	673	(38,061)
Amortization	(6,520)	(2,001)	(1,861)	(1,242)	(568)	-	(12,192)
Operating income	$ 4,198	$ 8,480	$ 22,144	$ 523	$ (6,306)	-	$ 29,039
Operating income before unrealized gains (losses) on risk management	$ 4,198	$ 8,480	$ 22,144	$ 523	$ (6,368)	-	$ 28,977
Net additions (reductions) to:							
Capital assets	$ 1,961	$ 2,105	-	$ 538	$ 594	-	$ 5,198
Energy services arrangements, contracts and relationships	-	-	-	-	-	-	-
Long-term investments and other assets	-	-	$ 154	-	$ 72	-	$ 226
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segment assets	$ 528,054	$ 239,208	$ 120,930	$ 126,197	$ 199,555	-	$ 1,213,944

For the three months ended March 31, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment elimination	Total
Revenue	$ 34,513	$ 36,143	$ 51,679	$ 273,051	$ 2,041	$ (19,689)	$ 377,738
Cost of sales	(2,619)	(21,695)	(26,780)	(266,945)	-	19,400	(298,639)
Operating and administrative	(19,279)	(4,213)	(318)	(4,414)	(5,082)	289	(33,017)
Amortization	(5,724)	(1,918)	(1,825)	(1,093)	(556)	-	(11,116)
Operating income	$ 6,891	$ 8,317	$ 22,756	$ 599	$ (3,597)	-	$ 34,966
Net additions (reductions) to:							
Capital assets	$ 14,662	$ 431	$ 1,245	$ 207	$ 505	-	$ 17,050
Energy services arrangements, contracts and relationships	-	-	-	$ 17	-	-	$ 17
Long-term investments and other assets	-	-	-	-	$ 1,144	-	$ 1,144
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segment assets	$ 481,864	$ 234,627	$ 118,210	$ 129,273	$ 49,572	-	$ 1,013,546

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

12. SUBSEQUENT EVENTS

On April 10, 2007 AltaGas announced the construction of a new natural gas pipeline from the Noel region of British Columbia to its Pouce Coupe gas processing facility in northwest Alberta. In addition, AltaGas will add 90 Mmcf/d of sour gas processing capability to the Pouce Coupe facility. The projects are expected to cost approximately $90 million in total and, subject to provincial and federal regulatory approvals, to be in service in mid-2008.

On April 24, 2007 AltaGas announced the acquisition of an additional 14.4 MW of power generation capacity, comprised of six 2.4 MW Superior gas-fired units, which will be installed in the southern Alberta locations with access to natural gas supply and the electricity transmission system. The new peaking generation is expected to cost approximately $8 million, including installation, and be in service by the end of 2007.

Supplementary Quarterly Financial and Operating Information

($ millions unless otherwise indicated)	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Field Gathering and Processing	**31.6**	34.4	32.4	31.0	31.9
Extraction and Transmission	**15.8**	15.6	17.9	15.3	14.4
Power Generation	**24.5**	27.8	26.2	20.7	24.9
Energy Services	**6.0**	6.1	6.1	6.4	6.1
Corporate	**2.0**	1.6	0.5	0.2	2.1
Intersegment Elimination	**(0.7)**	(0.9)	(0.7)	(0.8)	(0.3)
	79.3	84.6	82.5	72.8	79.1
EBITDA[2]					
Field Gathering and Processing	**10.7**	13.8	13.3	9.9	12.6
Extraction and Transmission	**10.5**	9.1	12.3	11.3	10.2
Power Generation	**24.0**	27.4	26.0	20.3	24.6
Energy Services	**1.7**	1.5	2.7	1.7	1.7
Corporate	**(5.7)**	(7.3)	(9.2)	(5.8)	(3.0)
	41.2	44.5	45.1	37.4	46.1
Operating Income[2]					
Field Gathering and Processing	**4.2**	7.0	7.5	4.0	6.9
Extraction and Transmission	**8.5**	7.1	10.4	9.4	8.3
Power Generation	**22.1**	25.5	24.1	18.5	22.8
Energy Services	**0.5**	0.2	1.6	0.4	0.6
Corporate	**(6.3)**	(7.8)	(9.9)	(6.3)	(3.6)
	29.0	32.0	33.7	26.0	35.0
OPERATING HIGHLIGHTS					
Field Gathering and Processing					
Capacity (gross Mmcf/d)[3]	**1,021**	1,021	1,021	1,002	1,002
Throughput (gross Mmcf/d)[4]	**552**	549	537	565	570
Capacity utilization (%)[4]	**54**	54	53	56	57
Extraction and Transmission					
Extraction inlet capacity (Mmcf/d)[3]	**554**	554	539	539	539
Extraction volumes (Bbls/d)[4]	**22,622**	20,512	19,880	18,976	19,403
Transmission volumes (Mmcf/d)[4][5]	**408**	412	388	399	400
Power Generation					
Volume of power sold (thousands of MWh)[4]	**666**	711	669	656	842
Average price received on sale of power ($/MWh)[4]	**66.54**	83.45	72.88	60.26	61.41
Alberta Power Pool average spot price ($/MWh)[4]	**63.62**	116.81	94.87	53.59	56.76
Energy Services					
Energy management service contracts[3]	**1,413**	1,394	1,342	1,289	1,274
Average volumes transacted (GJ/d)[4]	**407,272**	349,218	325,419	322,420	310,767

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure. See Non-GAAP Financial Measures section of the MD&A.*

(3) *As at period end.*

(4) *Average for the period.*

(5) *Excludes condensate pipeline volumes.*

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein reports on a continuity-of-interests accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated May 9, 2007 is a review of the results of operations and the liquidity and capital resources of the Trust for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. It should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and notes thereto of the Trust as at and for the three-month period ended March 31, 2007 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2006.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership and AltaGas Pipeline Partnership, as well as PremStar Energy Canada Limited Partnership (PremStar) and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1), from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	Three Months Ended March 31 2007	2006
Revenue	**428.1**	377.7
Unrealized gains (losses) on risk management	**0.1**	-
Net revenue[1]	**79.3**	79.1
EBITDA[1]	**41.2**	46.1
EBITDA before unrealized gains (losses) on risk management[1]	**41.1**	46.1
Operating income[1]	**29.0**	35.0
Operating income before unrealized gains (losses) on risk management[1]	**28.9**	35.0
Net income	**24.6**	28.6
Net income before tax-adjusted unrealized gains (losses) on risk management[1]	**25.1**	28.6
Total assets	**1,213.9**	1,013.5
Total long-term liabilities	**392.8**	353.8
Net additions to capital assets	**5.2**	17.0
Distributions declared[2]	**28.9**	26.6
Cash flows		
Cash from operations	**46.1**	25.7
Funds from operations[1]	**38.2**	41.0
Distributable cash[1]	**37.0**	39.4

($ per unit)		
EBITDA[1]	**0.73**	0.84
EBITDA before unrealized gains (losses) on risk management[1]	**0.73**	0.84
Net income	**0.43**	0.52
Net income before after-tax unrealized gains (losses) on risk management[1]	**0.44**	0.52
Distributions declared[2]	**0.51**	0.485
Cash flows		
Cash from operations	**0.81**	0.47
Funds from operations[1]	**0.67**	0.75
Distributable cash[1]	**0.65**	0.72
Units outstanding (millions)		
Weighted average number of units outstanding for the period (basic)	**56.7**	54.8
End of period	**56.9**	54.9

(1) Non-GAAP financial measure. See discussion in Non-GAAP Financial Measures section of this MD&A.

(2) Distributions declared of $0.17 per unit per month commencing in August 2006. From March 2006 to July 2006 distributions of $0.165 per unit per month were declared. From August 2005 to February 2006 distributions of $0.16 per unit per month were declared.

Consolidated Financial Review for First Quarter 2007

Net income for the three months ended March 31, 2007 was $24.6 million ($0.43 per unit) compared to $28.6 million ($0.52 per unit) for the same period in 2006. Results in the quarter were positively impacted by new and expanded facilities and higher rates and revenues in the Field Gathering and Processing (FG&P) segment, increased operations in the Extraction and Transmission (E&T) segment and higher power prices received on power volumes sold. These increases were offset by the impact of the expiration of the Genesee power contract on March 31, 2006 and lower throughput, equalization adjustments and lower revenues from minimum volume contractual provisions in the FG&P segment and higher operating and administrative costs.

On a consolidated basis, net revenue for first quarter 2007 was $79.3 million compared to $79.1 million in the same period in 2006. Net revenue increased as a result of higher volumes and higher operating cost recoveries from new

facilities in the FG&P segment, higher rates from existing FG&P facilities, higher prices received on the sale of power and growth in the E&T segment. The increases were partially offset by the impact of the expiration of the Genesee power contract, as well as lower throughput, lower contributions from minimum volume contract provisions and adjustments related to prior periods in the FG&P segment.

In the Extraction and Transmission, Power Generation and Energy Services segments, net revenue, which is defined in the Non-GAAP Financial Measures section of this MD&A, better reflects performance than does revenue as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expense for the quarter ended March 31, 2007 was $38.1 million compared to $33.0 million in the same period in 2006. The increase was due to additional costs related to new field gathering and processing facilities, higher overall costs in the FG&P segment, higher operating costs in the E&T segment related to higher plant utilization and to higher compensation costs and general corporate overhead.

Amortization expense for the three months ended March 31, 2007 was $12.2 million compared to $11.1 million in the same period in 2006. The increase was primarily attributable to new and expanded facilities and maintenance capital in the field gathering and processing business.

Interest expense in first quarter 2007 was $3.0 million compared to $3.3 million in first quarter 2006. The decrease was due to a lower average debt balance of $256.0 million (first quarter 2006 - $274.0 million) as a result of repaying long-term debt with excess cash generated from operations, partially offset by slightly higher interest rates on long-term debt. The average borrowing rate in first quarter 2007 was 5.1 percent compared to 4.9 percent in the same period last year as a result of the terming out of floating-rate debt with a $100 million issue of medium-term notes (MTNs) on January 19, 2007.

In the first three months of 2007 the Trust recorded income tax expense of $1.4 million compared to $3.1 million in the same period in 2006. The $1.7 million decrease was due to lower net income reported in first quarter 2007, as well as Large Corporations Tax reported in first quarter 2006 which was later repealed, partially offset by $0.6 million tax impact on unrealized gains recorded as a result of the new accounting standards for financial instruments.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures.

Net Revenue ($ millions)		Three Months Ended March 31 **2007**	2006
Net revenue		**79.3**	79.1
Add:	Cost of sales	**348.8**	298.6
Revenue (GAAP financial measure)		**428.1**	377.7

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, as changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income ($ millions)		Three Months Ended March 31 **2007**	2006
Operating income		**29.0**	35.0
Add (deduct):	Interest expense	**(3.0)**	(3.3)
	Income tax expense	**(1.4)**	(3.1)
Net income (GAAP financial measure)		**24.6**	28.6

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization of capital assets.

Operating Income Before Unrealized Gains (Losses) on Risk Management ($ millions)		Three Months Ended March 31 **2007**	2006
Operating income before unrealized gains (losses) on risk management		**28.9**	35.0
Add (deduct):	Unrealized gains (losses) on risk management	**0.1**	-
	Interest expense	**(3.0)**	(3.3)
	Income tax expense	**(1.4)**	(3.1)
Net income (GAAP financial measure)		**24.6**	28.6

Operating income before unrealized gains (losses) on risk management is a measure of the Trust's profitability from its principal business activities prior to accounting for how these activities are financed, how the results are taxed, and how the impact of gains (losses) from risk management activities affected operations. Operating income before unrealized gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses and amortization of capital assets.

EBITDA ($ millions)		Three Months Ended March 31 **2007**	2006
EBITDA		**41.2**	46.1
Add (deduct):	Amortization	**(12.2)**	(11.1)
	Interest expense	**(3.0)**	(3.3)
	Income tax expense	**(1.4)**	(3.1)
Net income (GAAP financial measure)		**24.6**	28.6

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gains (Losses) on Risk Management ($ millions)		Three Months Ended March 31 **2007**	2006
EBITDA before unrealized gains (losses) on risk management		**41.1**	46.1
Add (deduct):	Unrealized gains (losses) on risk management	**0.1**	-
	Amortization	**(12.2)**	(11.1)
	Interest expense	**(3.0)**	(3.3)
	Income tax expense	**(1.4)**	(3.1)
Net income (GAAP financial measure)		**24.6**	28.6

EBITDA before unrealized gains (losses) on risk management is a measure of the Trust's operating profitability. EBITDA before unrealized gains (losses) on risk management provides an indication of the results generated by the Trust's principal business activities prior to accounting for the impact of unrealized gains (losses) from risk management activities and how business activities are financed, assets are amortized or how the results are taxed. EBITDA before gains (losses) on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gains (losses) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gains (Losses) on Risk Management ($ millions)		Three Months Ended March 31 **2007**	2006
Net income before tax-adjusted unrealized gains (losses) on risk management		**25.1**	28.6
Add (deduct):	Unrealized gains (losses) on risk management	**0.1**	-
	Income tax expense on risk management	**(0.6)**	-
Net income (GAAP financial measure)		**24.6**	28.6

Net income before tax-adjusted unrealized gains (losses) on risk management is a better reflection of performance than net income, as changes related to risk management are based on estimates relating to commodity prices and foreign exchange rates over time.

Funds from Operations ($ millions)		Three Months Ended March 31 **2007**	2006
Funds from operations		**38.2**	41.0
Add (deduct):	Net change in non-cash working capital and asset retirement obligations settled	**7.9**	(15.3)
Cash from operations (GAAP financial measure)		**46.1**	25.7

Funds from operations is used to assist management and investors in analyzing operating performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

Distributable Cash ($ millions)		Three Months Ended March 31 **2007**	2006
Distributable cash		**37.0**	39.4
Add (deduct):	Maintenance capital expenditures	**1.2**	1.6
	Net change in non-cash working capital and asset retirement obligations settled	**7.9**	(15.3)
Cash from operations (GAAP financial measure)		**46.1**	25.7

Distributable cash is used by management to supplement cash from operations as an estimate of the amount which is available for distribution to unitholders. Distributable cash is defined as cash from operations less expenditures for maintenance capital and asset retirement obligations settled in the period. Maintenance capital expenditures are incurred to sustain the productive capacity of the Trust's assets and are not incurred evenly throughout the year. Distributable cash is not a defined financial measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash may differ from similar calculations used by other entities.

References to net revenue, operating income, operating income before unrealized gains (losses) on risk management, EBITDA, EBITDA before unrealized gains (losses) on risk management, net income before tax-adjusted unrealized gains (losses) on risk management, funds from operations and distributable cash throughout this document have the meanings set out above.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income ($ millions)	Three Months Ended March 31 **2007**	2006
Field Gathering and Processing	**4.2**	6.9
Extraction and Transmission	**8.5**	8.3
Power Generation	**22.1**	22.8
Energy Services	**0.5**	0.6
Corporate	**(6.3)**	(3.6)
	29.0	35.0
Operating income before unrealized gains (losses) on risk management	**28.9**	35.0

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes natural gas gathering pipelines and processing facilities, as well as AltaGas' investments in businesses ancillary to the field gathering and processing business.

Financial Results	Three Months Ended	
		March 31
($ millions)	**2007**	2006
Revenue	**33.2**	34.5
Net revenue	**31.6**	31.9
Operating and administrative	**20.9**	19.3
Amortization	**6.5**	5.7
Operating income	**4.2**	6.9

Operating Statistics	Three Months Ended	
		March 31
	2007	2006
Capacity (Mmcf/d)(1)	**1,021**	1,002
Throughput (gross Mmcf/d)(2)	**552**	570
Capacity utilization (%)(2)	**54**	57
Average working interest (%)(1)	**92**	90

(1) *As at March 31.*

(2) *Average for the period.*

In first quarter 2007 operating income in the FG&P segment was $4.2 million compared to $6.9 million in the same period in 2006. Operating income increased $1.0 million as a result of new facilities and $1.2 million as a result of higher rates and other revenues. The increases were more than offset by the impact of lower volumes resulting primarily from natural declines and lower producer activity ($1.6 million), lower contributions from minimum volume contractual provisions ($1.6 million), $0.8 million of routine equalization adjustments and $0.3 million due to higher amortization expense related to maintenance capital. In addition, first quarter 2006 included routine positive equalization adjustments of $0.6 million related to prior period activities.

Throughput in first quarter 2007 averaged 552 Mmcf/d compared to 570 Mmcf/d in first quarter 2006. The 3 percent decrease was primarily due to natural declines and lower producer activity. The impact of these factors would have been more significant were it not for the throughput additions of 19 Mmcf/d contributed by AltaGas' new Clear Prairie, Clear Hills and Princess facilities. Of the 18 Mmcf/d throughput net decrease, 14 Mmcf/d or 2 percent was attributable to the North district and the balance to the South district. In the North district, the Wabasca winter-only access drilling area experienced volume declines of 12 Mmcf/d as a result of a less successful drilling program than the previous year. Despite the recent declines AltaGas believes the North district to be an area with potential opportunities to increase throughput due to expected high producer activity. This is evidenced by AltaGas' recent announcement of plans to construct a natural gas pipeline to transport 90 Mmcf/d of natural gas from the Noel region of British Columbia and to add 90 Mmcf/d of sour gas processing capability to the Pouce Coupe processing facility in northwest Alberta. The decline in the South district was due to natural declines, partially offset by increased throughput from the new Princess facility.

Utilization reported in first quarter 2007 was 54 percent compared to 57 percent reported in the same quarter last year. This decrease was due to lower throughput as a result of natural declines and the recent slowdown in producer drilling and well tie-ins.

Net revenue for the FG&P segment in first quarter 2007 was $31.6 million compared to $31.9 million in the same period in 2006. Net revenue increased by $1.7 million as a result of higher rates, increased fees and higher operating cost recoveries. The increases were offset by $1.0 million reported in first quarter 2006 related to minimum volume

contractual provisions, $0.6 million related to adjustments to minimum volume provisions recorded in first quarter 2007 and $0.4 million due to overall lower throughput.

Operating and administrative expense in first quarter 2007 was $20.9 million compared to $19.3 million for the same period in 2006. The $1.6 million increase was due to additional costs related to new facilities ($1.0 million) and higher operating costs primarily due to higher contractor costs and property taxes.

Amortization expense increased by $0.8 million in first quarter 2007 compared to the same quarter in 2006 as a result of the amortization attributable to new and expanded facilities and maintenance capital.

Operating income as a percentage of net revenue in the FG&P segment in first quarter 2007 was 13 percent compared to 22 percent in the same period in 2006. The decrease was due to a greater increase in operating and amortization costs compared to the decline in net revenue for the reasons described in this section of the MD&A. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Outlook

AltaGas expects results in the FG&P segment to improve over the remainder of the year. In first quarter 2007 natural gas prices in North American markets strengthened and inflationary pressure on drilling and operating costs declined. As a result, AltaGas expects producer drilling activity to increase, which will increase throughput and operating income. AltaGas also continues to execute its strategy to increase the percentage of operating costs flowed through to customers, increase volumes by adding new facilities and enter into more contracts with take-or-pay provisions to mitigate the near-term impact of lower well tie-ins and natural declines. AltaGas expects natural gas prices to continue to hold at current levels and to yield opportunities to expand, construct, and acquire processing facilities as producers continue to focus capital investment on drilling opportunities. In 2007 AltaGas expects to spend approximately $50 million of capital in addition to the cost of the expansion described below.

Consistent with its strategy to expand its reach into British Columbia and northern Alberta where there is strong producer activity and limited existing infrastructure, on April 10, 2007 AltaGas announced that it will construct a new natural gas pipeline to bring 90 Mmcf/d of natural gas from the Noel region of British Columbia to its Pouce Coupe gas processing facility in northwest Alberta. AltaGas will also add 90 Mmcf/d of sour gas processing capacity to the Pouce Coupe facility. The Noel pipeline construction project and the Pouce Coupe facility expansion project are in total expected to cost approximately $90 million and be in service by mid-2008. AltaGas expects 50 to 60 percent of the capital to be spent in 2007. The project is subject to provincial and federal regulatory approvals. Once in service, AltaGas expects throughput to increase by more than 10 percent.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission segment consists of interests in four ethane and natural gas liquids extraction plants, one fractionation facility, five natural gas transmission systems and one condensate pipeline.

Financial Results	Three Months Ended March 31	
($ millions)	**2007**	2006
Revenue	**37.4**	36.1
Net revenue	**15.8**	14.4
Operating and administrative	**5.3**	4.2
Amortization	**2.0**	1.9
Operating income	**8.5**	8.3

Operating Statistics	Three Months Ended March 31	
	2007	2006
Extraction inlet capacity (Mmcf/d)[1]	**554**	539
Extraction volumes (Bbls/d)[2]	**22,622**	19,403
Transmission volumes (Mmcf/d)[2][3]	**408**	400

(1) *As at March 31.*

(2) *Average for the period.*

(3) *Excludes condensate pipeline volumes.*

Operating income in the E&T segment in first quarter 2007 was $8.5 million compared to $8.3 million for the same period in 2006. The increase was mainly due to higher volumes processed as a result of the recent completion of the enhanced ethane recovery project at the Edmonton ethane extraction facility, higher utilization at one of the Empress plants and increased ownership at the other Empress facility, partially offset by revenue deferral related to the Suffield transmission system. Average fractionation (frac) spreads were approximately $12/Bbl in first quarter 2007 compared to approximately $13/Bbl for the same period last year.

Average ethane and natural gas liquids (NGL) volumes increased to 22,622 Bbls/d in first quarter 2007 from 19,403 Bbls/d in the same period in 2006. Volumes were higher mainly due to the enhanced ethane recovery project which increased gas processing capability and ethane recovery at the Edmonton extraction plant, increased natural gas volumes processed at one of the Empress facilities and increased ownership at the other Empress facility. Transmission volumes increased to 408 Mmcf/d in first quarter 2007 from 400 Mmcf/d in the same quarter in 2006 due mainly to higher volumes flowing through the Suffield system.

Net revenue was $15.8 million in first quarter 2007 compared to $14.4 million in the same quarter in 2006. The increase was primarily due to higher ethane and NGL volumes ($1.6 million), partially offset by the impact of lower frac spreads and revenue deferral related to contractual arrangements on the Suffield system.

Operating and administrative expense in the E&T segment in first quarter 2007 was $5.3 million, up from $4.2 million in the same period in 2006. The increase was primarily due to higher operating costs in the extraction business due to the enhanced ethane recovery at the Edmonton extraction plant, increased ownership at one of the Empress facilities and higher variable costs associated with increased utilization.

Amortization expense in the E&T segment in first quarter 2007 was similar to that in the same quarter of 2006.

Operating income as a percentage of net revenue in the E&T segment in first quarter 2007 was 54 percent compared to 58 percent in the same period in 2006. The decrease was primarily due to the impact of the incremental volumes of ethane processed in the extraction business which typically earn lower revenues per barrel than liquids, offset by the

increase in operating costs resulting from higher utilization. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Outlook

The E&T segment is expected to continue to deliver strong performance and predictable and stable returns due to contractual arrangements in place. In the extraction business, the enhanced ethane recovery project at the Edmonton extraction facility, completed in January 2007, increased ethane production capability by 800 Bbls/d. The full-year production impact of the enhanced ethane recovery project and increased ownership of one of the Empress facilities are both expected to contribute to increased earnings in 2007. Based on current natural gas and product price forecasts, NGL frac spreads in 2007 are expected to be similar to frac spreads realized in first quarter 2007. Any impact from lower frac spreads for the remainder of 2007 when compared to 2006 is expected to be mitigated by increased extraction volumes. In 2007 there are two turnarounds planned in the extraction business - one in May at one of the Empress facilities and the other at the Edmonton ethane extraction plant in September. The expected cost of both turnarounds is less than $0.5 million, with minimal impact to operating income.

In the transmission business, results for the year are currently expected to be higher when compared to 2006 primarily due to the Cold Lake pipeline expansion which is scheduled to contribute to earnings beginning in May 2007. Based on volumes shipped on the Suffield system in first quarter 2007, AltaGas expects approximately $0.4 million of revenue to be deferred by the end of 2007 compared to $0.8 million in 2006.

POWER GENERATION

The Power Generation segment comprises 378 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B power purchase arrangements and a capital lease for 25 MW of gas-fired power peaking capacity.

Financial Results	Three Months Ended	
		March 31
($ millions)	**2007**	2006
Revenue	**44.3**	51.7
Net revenue	**24.5**	24.9
Operating and administrative	**0.5**	0.3
Amortization	**1.9**	1.8
Operating income	**22.1**	22.8

Operating Statistics	Three Months Ended	
		March 31
	2007	2006
Volume of power sold (GWh)	**666**	842
Average price received on the sale of power ($/MWh)[(1)]	**66.54**	61.41
Alberta Power Pool average spot price ($/MWh)[(1)]	**63.62**	56.76

(1) *Average for the period.*

Operating income for the Power Generation segment in first quarter 2007 was $22.1 million compared to $22.8 million for the same period in 2006. Higher prices received on the sale of power resulted in higher operating income of $3.4 million from the Sundance PPAs and the peaking facilities. Results in first quarter 2006 included $4.1 million from the Genesee contract which expired on March 31, 2006.

The volume of power sold in the quarter ended March 31, 2007 was lower than in the same quarter in 2006 primarily as a result of the expiration of the Genesee power contract on March 31, 2006 (216 GWh), partially offset by higher peaking volumes (13 GWh).

Net revenue for the Power Generation segment in first quarter 2007 was $24.5 million compared to $24.9 million for the same period in 2006. The decrease was due to the expiration of the Genesee contract ($4.1 million), partially offset by higher power prices ($3.0 million) and an increased contribution from the gas-fired peaking plants ($0.7 million).

Operating and administrative expense in first quarter 2007 was $0.5 million compared to $0.3 million in first quarter 2006 due to higher costs associated with growing and operating the power business.

Amortization expense in the quarter ended March 31, 2007 was similar to first quarter 2006 as there were no changes to capital assets employed in the segment.

Operating income as a percentage of net revenue was 90 percent in first quarter 2007 compared to 92 percent in the same period in 2006 primarily as a result of the impacts to net revenue previously described. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Outlook

Operating income in the Power Generation segment is expected to be higher in 2007 than in 2006. The contribution from hedged power volumes in 2007 is expected to be higher than in 2006 as a result of higher average hedge prices of approximately $66/MWh compared to $60/MWh in 2006. Consistent with AltaGas' hedge program, approximately two-thirds of the power available from the Sundance B PPAs has been hedged and the remaining one-third of the power volumes is exposed to the spot price in Alberta. Current forward prices for the remainder of 2007 are lower than in 2006. Even with the lower forward prices, operating income is expected to be higher for the year.

In first quarter 2007, the government of Alberta introduced the Specified Gas Emitters Regulation to reduce greenhouse gas (GHG) emissions. If passed, the regulation is expected to increase operating expenses in 2007 by approximately $2.5 million (approximately $5.0 million annualized). To the extent these costs can be recovered through higher power pool prices or by the reduction of emissions or by creating or acquiring offsets, the impact of the increased costs would be mitigated. In the meantime, the owner and operator of Sundance power plant is investigating opportunities to increase plant efficiency that are more economical than the current proposed cost of $15/tonne of carbon dioxide equivalent.

AltaGas recently announced the acquisition of 14.4 MW of power generation capacity, increasing its gas-fired generation under operation by more than 55 percent to 39.4 MW. The new peaking generation is expected to be installed at current FG&P locations in southern Alberta with access to natural gas supply and the electricity transmission system. The facilities are expected to be integrated into ongoing operations and be in service by the end of 2007. The facility is estimated to cost approximately $8 million upon completion and is expected to be immediately accretive to net income and cash flow when operational.

The Bear Mountain Wind project announced in 2006 has a 25-year electricity purchase agreement with BC Hydro, and a planned in-service date of late 2009. AltaGas and its partner are continuing to optimize the project configuration and finalize key supplier contracts and expect to commence construction in the second half of 2007. Project costs are estimated to be approximately $200 million. As the project is likely to include one or more additional investors, AltaGas has not yet finalized its ownership interest in the project.

ENERGY SERVICES

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The segment also includes a small portfolio of oil and natural gas production.

Financial Results	Three Months Ended	
		March 31
($ millions)	**2007**	2006
Revenue	**335.6**	273.0
Net revenue	**6.0**	6.1
Operating and administrative	**4.3**	4.4
Amortization	**1.2**	1.1
Operating income	**0.5**	0.6

Operating Statistics	Three Months Ended	
		March 31
	2007	2006
Energy management service contracts[(1)]	**1,413**	1,274
Average volumes transacted (GJ/d)[(2)]	**407,272**	310,767

[(1)] *Active energy management service contracts at the end of the reporting period.*

[(2)] *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments, and volumes sold in gas exchange transactions.*

Operating income in first quarter 2007 was $0.5 million compared to $0.6 million for the same period in 2006. Operating income increased as a result of higher contributions from the gas services business but was offset by lower contributions of $0.5 million from the oil and gas production business and $0.4 million from energy management.

Net revenue in first quarter 2007 was $6.0 million compared to $6.1 million in the same period in 2006. Net revenue from the gas services business was $0.7 million higher than first quarter 2006, reflecting higher fixed-price commodity gas volumes and increased transportation revenue as a result of expanding gas services activities. In the energy management business, net revenue increased as a result of expansion into the Ontario electricity market and successful growth in targeted sectors but was offset by lower revenues as a result of non-recurring earnings in first quarter 2006 related to some energy management contracts. The energy management business contributed an overall decrease to net revenue of $0.3 million. Net revenue from oil and natural gas production assets was $0.5 million lower in first quarter 2007 compared to same period in 2006 reflecting lower production ($0.3 million) and lower natural gas prices ($0.2 million), partially offset by lower royalty expense ($0.1 million).

The Energy Services segment is an important element in increasing the value of assets in AltaGas' other segments. Energy Services works with the other segments to optimize AltaGas' assets and in this capacity contributes to earnings growth across AltaGas. In first quarter 2007 the Energy Services segment arranged for gas supply to the extraction facilities which increased net revenue in the E&T segment by $0.5 million (first quarter 2006 - $0.2 million).

Operating and administrative expense in first quarter 2007 was relatively unchanged compared to the same quarter in 2006.

Amortization expense of $1.2 million in first quarter 2007 was slightly higher than in the same period last year reflecting higher depletion in the oil and natural gas production business.

Operating income as a percentage of net revenue in first quarter 2007 was 9 percent, similar to first quarter 2006. (See Non-GAAP Financial Measures section of this MD&A for description of operating income and net revenue.)

Outlook

AltaGas expects growth in the energy management business based on continued expansion into electricity supply management in Ontario and a focused national accounts strategy in specific targeted sectors. The gas services business is also expected to grow as a result of locking in back-to-back buy and sell gas contracts which are expected to produce fixed margins for terms of up to five years. The segment is also expected to contribute to earnings growth in other segments as opportunities for increasing the value of AltaGas assets are pursued through increased integration efforts.

Over the past several years, AltaGas has accumulated a portfolio of oil and natural gas production assets in connection with larger acquisitions of gathering and processing facilities. AltaGas held and produced these assets primarily as a hedge to a long-term natural gas sales contract. Late in 2006 the Trust fixed the price for this long-term natural gas commitment with a third party. As these assets are considered non-core and have been experiencing production declines as a result of minimal capital expenditures over the past few years, AltaGas is considering alternatives for maximizing the value of these assets.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the fair value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity, return on capital and operating income as a percentage of net revenue without the impact of the volatility in commodity prices and foreign exchange. Management monitors the impact of mark-to-market accounting on the consolidated entity as risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on operating income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended	
		March 31
($ millions)	**2007**	2006
Revenue[1]	**1.9**	2.1
Unrealized gains (losses) on risk management	**0.1**	-
Net revenue	**2.0**	2.1
Operating and administrative	**7.7**	5.1
Amortization	**0.6**	0.6
Operating loss	**(6.3)**	(3.6)
Operating loss before unrealized gains (losses) on risk management	**(6.4)**	(3.6)

(1) *Excludes unrealized gains (losses) on risk management.*

The operating loss before unrealized gains on risk management in first quarter 2007 was $6.4 million compared to $3.6 million for the same period in 2006. The increased loss of $2.8 million was primarily due to higher compensation costs, lower costs allocated to the operating segments, an adjustment relating to 2005 equity income from AltaGas' investment in Taylor NGL Limited Partnership (Taylor) recorded in the first quarter of 2006 and higher general corporate overhead, partially offset by a one-time gain from unwinding interest rate swaps as a result of the issue of $100 million of MTNs in January 2007.

Net revenue in first quarter 2007 was $2.0 million compared to $2.1 million for the same period in 2006 as a result of a one-time adjustment relating to 2005 equity income ($0.5 million), partially offset by the gain of $0.4 million recorded as a result of unwinding interest rate swaps.

Operating and administrative expense for the quarter ended March 31, 2007 was $7.7 million compared to $5.1 million in the same quarter in 2006. The $2.6 million increase was primarily related to higher compensation costs ($1.5 million),

$0.6 million lower costs allocated to the operating segments and $0.5 million higher general corporate overhead. $0.6 million of the increase in compensation costs was due to lower costs in first quarter 2006 relating to 2006 costs that were recorded in fourth quarter 2006.

Amortization expense for first quarter 2007 was similar to first quarter 2006.

Effective January 1, 2007 AltaGas adopted new accounting standards that require the fair value of all financial instruments to be reflected on the financial statements. On adoption, January 1, 2007, AltaGas recorded financial instrument related assets and liabilities of $107.8 million and $110.6 million respectively. The net impact to accumulated earnings and to other comprehensive income on January 1, 2007 was $(0.2) million and $(2.6) million respectively. In first quarter 2007 the fair value of financial instruments changed by $(0.2) million of which $(0.5) million was recorded as an operating loss and the balance a $0.3 million increase in other comprehensive income. At March 31, 2007 AltaGas recorded financial instrument related assets and liabilities of $140.8 million and $143.8 million.

Outlook

The operating loss in the Corporate segment in 2007 is expected to be slightly higher than in 2006. Revenues from the investments in Taylor and AltaGas Utility Group Inc. (Utility Group) are expected to stay relatively flat and AltaGas expects lower ongoing costs to meet certification requirements mandated by the Canadian Securities Administrators. The lower costs of meeting certification requirements are expected to be offset by higher compensation costs and higher amortization costs related to increased investments in technology to support the growth of the Trust and to lower costs allocated to the operating segments.

The effects of financial instruments are based on estimates relating to commodity prices and foreign exchange rates over time. The actual amounts will vary based on these factors. Consequently, management is unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be minimal as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During first quarter 2007 AltaGas acquired $6.9 million in capital assets, long-term investments and other assets, compared to $18.5 million in first quarter 2006.

For the three months ended March 31, 2007 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**3.2**	**2.4**	**-**	**0.5**	**0.6**	**6.7**
Long-term investments and other assets	**-**	**-**	**0.1**	**-**	**0.1**	**0.2**
	3.2	**2.4**	**0.1**	**0.5**	**0.7**	**6.9**
Disposals:						
Capital assets	**(1.2)**	**(0.3)**	**-**	**-**	**-**	**(1.5)**
Net invested capital	**2.0**	**2.1**	**0.1**	**0.5**	**0.7**	**5.4**

For the three months ended March 31, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	15.0	0.4	1.2	0.2	0.5	17.3
Long-term investments and other assets	-	-	-	-	1.2	1.2
	15.0	0.4	1.2	0.2	1.7	18.5
Disposals:						
Capital assets	(0.3)	-	-	-	-	(0.3)
Net invested capital	14.7	0.4	1.2	0.2	1.7	18.2

The Trust categorizes its invested capital into maintenance, growth, and administration.

Maintenance capital projects totaling $1.2 million in first quarter 2007 (first quarter 2006 - $1.6 million) were undertaken mainly in the FG&P segment. An additional $1.2 million (first quarter 2006 - $0.6 million) was spent in 2007 on administrative capital, including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust. Of the $4.5 million (first quarter 2006 - $16.3 million) in growth capital spent in first quarter 2007, $2.1 million was primarily in relation to an expansion of the Shaunavon gas plant and compression addition at Sylvan Lake in the FG&P segment. In the E&T segment, growth capital of $2.2 million related to the expansion of the Cold Lake transmission system and the ethane enhancement recovery project at the Edmonton ethane extraction facility. In the Power Generation segment, $0.1 million was spent by the wind power development partnerships.

For the three months ended March 31, 2007 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**1.0**	**0.2**	**-**	**-**	**-**	**1.2**
Growth	**2.1**	**2.2**	**0.1**	**-**	**0.1**	**4.5**
Administrative	**0.1**	**-**	**-**	**0.5**	**0.6**	**1.2**
Invested capital	**3.2**	**2.4**	**0.1**	**0.5**	**0.7**	**6.9**

For the three months ended March 31, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	1.3	0.2	-	0.1	-	1.6
Growth	13.7	0.1	1.2	-	1.3	16.3
Administrative	-	0.1	-	0.1	0.4	0.6
Invested capital	15.0	0.4	1.2	0.2	1.7	18.5

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, particularly in the Power Generation segment and with respect to interest rates on debt. During the quarter ended March 31, 2007 the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas and power forward contracts to manage its asset portfolio and lock in margin from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a

specified amount of an underlying asset to the other at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $6.26/MWh to $674.37/MWh in first quarter 2007, while the average spot price for the quarter was $63.62/MWh. AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its 2007 power portfolio that management deemed optimal. The average price received for power sales by the Trust in first quarter 2007 was $66.54/MWh.

- Interest rate forward contracts: The Trust enters into interest rate swaps under which interest at fixed rates are exchanged for floating rate payments. At March 31, 2007 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank debt of $25.0 million. Including AltaGas' MTNs and capital leases, the rate has been fixed on 92.4 percent of AltaGas' debt.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts where a fixed rate is locked in against a floating rate. The Trust's foreign exchange risk was not material at March 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Trust historically has used debt and equity financing to the extent that funds from operations and proceeds from the Distribution Reinvestment Plan (DRIP) were insufficient to fund distributions, capital expenditures, acquisitions and working capital changes from financing and investing activities. Should larger acquisitions require financing beyond existing sources, management is confident that equity and debt capital markets could be accessed to provide additional financing.

At this time AltaGas does not reasonably expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash, except that cash from operations may be impacted by the proposed federal tax on the taxable component of the Trust's distribution proposed to begin with the 2011 taxation year.

Cash Flows	Three Months Ended	
		March 31
($ millions)	**2007**	2006
Cash from operations	**46.1**	25.7
Investing activities	**(10.9)**	(22.5)
Financing activities	**(26.1)**	(4.2)
Change in cash	**9.1**	(1.0)

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows increased 79 percent to $46.1 million in first quarter 2007, from $25.7 million in the same period in 2006. Although cash from operations was impacted by lower earnings in first quarter 2007, the increase was primarily due to changes in non-cash working capital.

Working capital was $12.4 million at the end of first quarter 2007 compared to $20.4 million at the end of first quarter 2006. Risk management activities account for $10.0 million of the difference in working capital between the two periods.

Working Capital	Three Months Ended March 31	
($ millions except ratio amounts)	**2007**	2006
Current assets	**298.4**	190.2
Current liabilities	**286.0**	169.8
Working capital	**12.4**	20.4
Current ratio	**1.04**	1.12

Investing Activities

During first quarter 2007 the Trust used cash for investing activities of $10.9 million compared to $22.5 million for investing activities in the same period in 2006. Acquisition of capital assets and long-term investments and other assets totaled $11.4 million in first quarter 2007 compared to $25.2 million in first quarter 2006. A description of the acquisitions and investments comprising these amounts is in the Invested Capital section of this MD&A.

Financing Activities

Cash used for financing activities was $26.1 million in first quarter 2007, an increase of $21.9 million from $4.2 million in first quarter 2006. The increase was primarily due to the reduction of long-term debt in first quarter 2007 as a result of higher cash from operations and proceeds from the DRIP program, partially offset by higher distributions paid to unitholders and an increase in short-term debt.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At March 31, 2007 AltaGas had total debt outstanding of $255.2 million, down from $265.5 million as at December 31, 2006. At March 31, 2007 the Trust had $200 million in MTNs outstanding and had access to prime loans, bankers' acceptances and letters of credit through bank lines totaling $425.0 million. At March 31, 2007 the Trust had drawn bank debt of $42.5 million and letters of credit outstanding of $71.1 million.

The Trust recorded a $1.1 million reduction in its long-term debt as a result of adopting the new financial instrument standards. The reduction reflected the reclassification of deferred debt charges against Long-term debt which were previously recorded in Other current assets and in Long-term investments and other assets on the Trust's balance sheet.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities.

AltaGas' target debt-to-total capitalization ratio is 40 to 45 percent. The Trust's debt-to-total capitalization ratio at March 31, 2007 was 32.3 percent, down from 33.4 percent at December 31, 2006. The Trust's earnings coverage for the rolling 12 months ended March 31, 2007 was 9.24 times.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a positive trend. In December 2006 DBRS confirmed AltaGas' MTN and stability ratings at BBB (low) and STA-3 (middle) respectively and changed the trend on the MTN rating to Positive from Stable.

Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a Stable outlook, and the senior unsecured debt at BBB-. In January 2007 S&P affirmed AltaGas' ratings.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of an entity to meet its financial commitments in accordance with the terms of the obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of an entity's distribution stream when compared to other stability rated entities.

Contractual Obligations

There have been no material changes to AltaGas' contractual obligations from those included in the MD&A included in the Trust's 2006 Annual Report, except for the issue of $100 million senior unsecured MTNs on January 19, 2007. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012. The proceeds from the MTN issue were used to pay down bank indebtedness and for general corporate purposes.

RELATED PARTIES

The Trust sold $38.9 million of natural gas to, and incurred transportation costs of $0.1 million charged by Utility Group in first quarter 2007. The Trust also paid management fees of $0.1 million to, and received management fees of $7,500 from, Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $21,171 were made in first quarter 2007 (first quarter 2006 - $20,114). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another three years. (See note 9 of the interim Consolidated Financial Statements.)

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENTLY COMPLETED QUARTERS

($ millions)	**Q1-07**	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05
Net revenue[(1)]	**79.3**	84.6	82.5	72.8	79.1	78.7	71.3	67.5
Operating income[(1)]	**29.0**	32.0	33.7	26.0	35.0	29.0	22.9	22.0
Net income	**24.6**	27.3	28.8	29.9	28.6	26.4	17.2	19.1

($ per unit)	**Q1-07**	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05
Net income								
Basic	**0.43**	0.49	0.52	0.54	0.52	0.48	0.32	0.35
Diluted	**0.43**	0.49	0.52	0.54	0.52	0.48	0.32	0.35
Distributions declared[(2)]	**0.51**	0.51	0.505	0.495	0.485	0.48	0.47	0.45

(1) *Non-GAAP financial measure. See Non-GAAP Financial Measures in this MD&A.*

(2) *Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth, acquisitions, a favourable business environment including generally increasing power prices in Alberta, seasonality in the natural gas distribution (NGD) business up to the time of its spin-out in November 2005, and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- Second quarter 2005 net income included an after-tax loss of $0.4 million related to the Trust's ownership interest in Taylor;
- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2 million lower due to owning 100 percent of the NGD segment for only six weeks in the quarter and a $1.6 million tax recovery due to an adjustment to future tax

balances. Results were also impacted by higher prices received for power sold and lower interest expense;
- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter;
- Strong power prices, higher frac spreads and lower interest expense in all quarters in 2006 resulted in strong financial results in all quarters, partially offset by the contribution from the NGD segment in first quarter 2005 which was spun out in November 2005;
- In second quarter 2006 a $6.6 million non-cash future income tax benefit was recorded as a result of a reduction in the federal and Alberta corporate income tax rates;
- In fourth quarter 2006 the Trust reported a $0.6 million goodwill impairment and deferred $0.8 million in revenue in the transmission business; and
- In first quarter 2007 the FG&P segment reported lower operating income as a result of equalization adjustments, lower throughput and lower contributions from minimum volume contractual provisions.

SUBSEQUENT EVENTS

On April 10, 2007 AltaGas announced the construction of a new natural gas pipeline from the Noel region of British Columbia to its Pouce Coupe gas processing facility in northwest Alberta. In addition, AltaGas will add 90 Mmcf/d of sour gas processing capability to the Pouce Coupe facility. The projects are expected to cost approximately $90 million in total and, subject to provincial and federal regulatory approvals, to be in service in mid-2008.

On April 24, 2007 AltaGas announced the acquisition of an additional 14.4 MW of power generation capacity, comprised of six 2.4-MW gas-fired units, which will be installed at southern Alberta FG&P locations with access to natural gas supply and the electricity transmission system. The new peaking generation is expected to cost approximately $8 million, including installation, and be in service by the end of 2007.

PROPOSED REGULATION FOR REDUCING GREEN HOUSE GAS EMISSIONS

In first quarter 2007 the government of Alberta introduced the Specified Gas Emitters Regulation which, if passed, will regulate emissions from large facilities including the Sundance power plant. Beginning July 1, 2007 the owners of these facilities will have the choice of reducing emissions intensity by 12 percent, purchasing an equivalent amount of offsetting credits, or contributing $15/tonne to the Climate Change and Emissions Management Fund. AltaGas is actively participating in the consultation process.

On April 26, 2007 the Federal government announced its initiatives for reducing GHG emissions and other pollutants. As there is limited information on these developments, it is difficult to estimate the impact to the Trust. AltaGas will continue to monitor and evaluate the potential impact of these announcements on its business.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI security holders exchanged their shares in ASI for Trust units and eligible security holders also received exchangeable units that are exchangeable into Trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At March 31, 2007 the Trust had 54.8 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on March 31, 2007 of $24.46 per trust unit. At March 31, 2007 there were 1.1 million options outstanding and 150,525 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. In first quarter 2007, the Trust declared distributions of $28.9 million compared to $26.3 million in first quarter 2006. The Trust's distributable cash in first quarter 2007 was $37.0 million compared to $39.4 million in the same period last year and was more than sufficient to fund all distributions to unitholders. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders. (See Non-GAAP Financial Measures in this MD&A.)

The following table summarizes AltaGas' distribution declaration history since 2005:

($ per unit)	**2007**	2006	2005
First quarter	**0.51**	0.485	0.45
Second quarter	-	0.495	0.45
Third quarter	-	0.505	0.47
Fourth quarter	-	0.510	0.48
Distribution of shares[1]	-	-	0.54
	0.51	1.995	2.39

[1] One share of Utility Group was issued for every 13.9592 trust units held on November 14, 2005.

CHANGES IN ACCOUNTING POLICIES

2007 Changes

Effective January 1, 2007 AltaGas adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506. This Section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the consolidated financial statements in first quarter 2007.

Financial Instruments

Effective January 1, 2007 the Trust prospectively adopted the CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation. The impacts of adopting the new standards are reflected in the Trust's current quarter results, and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's current quarter financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, see Note 2 to the interim Consolidated Financial Statements for the quarter ending March 31, 2007.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 Capital Disclosures requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006 the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2006 except as disclosed in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2007. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2006 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the interim Consolidated Financial Statements for the three months ended March 31, 2007 and in the notes to the 2006 audited Consolidated Financial Statements included in the Trust's 2006 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates are risk management assets and liabilities, amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2006 Annual Report and the notes to the interim Consolidated Financial Statements for the quarter ended March 31, 2007.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under applicable securities legislation is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Trust is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial statement preparation and presentation.

During first quarter 2007 the Trust's internal controls over financial reporting changed as a result of adopting the new accounting standards for financial instruments and comprehensive income and as a result of implementing a new software application to govern risk management activities in the Calgary based operations. These changes affected the Trust's accounting policies and processes and information technology application controls and, as a result, internal controls were updated.

TAX ON INCOME TRUSTS

On October 31, 2006 the Government of Canada announced proposed changes to the taxation of certain publicly traded trusts and partnerships and their unitholders. Generally, the proposed changes would not take effect until January 1, 2011, provided the entity experiences only "normal growth" in accordance with guidelines issued by the Department of Finance on December 15, 2006 before then. Pursuant to the proposed changes, certain income distributions by the Trust would become subject to taxes in the Trust and would be treated as dividends paid by a taxable Canadian corporation to unitholders. Draft legislation to implement this tax was released for comment on December 21, 2006 and legislation to implement the proposed changes is now included in Bill C-52, which received first reading in the House of Commons on March 29, 2007. Management intends to adapt the Trust's corporate organizational strategies as the tax legislation evolves, with the goal of growing unitholder value.

Consolidated Balance Sheets
(unaudited)

($ thousands)	March 31 2007	December 31 2006
ASSETS		
Current assets		
Cash and cash equivalents	**$ 22,380**	$ 13,226
Accounts receivable	**192,304**	224,533
Inventory	**111**	61
Customer deposits	**16,200**	16,304
Risk management *(note 4)*	**64,942**	-
Other	**2,499**	9,277
	298,436	263,401
Capital assets	**673,085**	677,941
Energy services arrangements, contracts and relationships	**101,426**	103,330
Goodwill	**18,260**	18,260
Risk management *(note 4)*	**75,868**	-
Long-term investments and other assets	**46,869**	46,643
	$ 1,213,944	$ 1,109,575
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 170,184**	$ 200,882
Distributions payable to unitholders	**9,674**	9,588
Short-term debt	**7,500**	-
Current portion of long-term debt	**1,172**	1,147
Customer deposits	**16,200**	16,304
Deferred revenue	**986**	788
Risk management *(note 4)*	**74,885**	-
Other	**5,389**	10,982
	285,990	239,691
Long-term debt	**246,519**	264,340
Asset retirement obligations	**23,655**	23,350
Future income taxes	**46,570**	51,252
Risk management *(note 4)*	**74,385**	-
Other long-term liabilities	**1,720**	1,526
	678,839	580,159
Unitholders' equity *(notes 5 and 6)*	**535,105**	529,416
	$ 1,213,944	$ 1,109,575

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

For the three months ended *($ thousands except per unit amounts and number of units)*		March 31 2007		March 31 2006
REVENUE				
Operating	**$**	**426,042**	$	375,704
Unrealized gains (losses) on risk management		**62**		-
Other		**1,961**		2,034
		428,065		377,738
EXPENSES				
Cost of sales		**348,773**		298,639
Operating and administrative		**38,061**		33,017
Amortization		**12,192**		11,116
		399,026		342,772
Operating income		**29,039**		34,966
Interest expense *(note 7)*				
Short-term debt		**60**		108
Long-term debt		**3,017**		3,185
Income before income taxes		**25,962**		31,673
Income tax expense		**1,382**		3,114
Net income		**24,580**		28,559
Accumulated earnings, beginning of period		**401,618**		287,107
Accumulated earnings, end of period	**$**	**426,198**	$	315,666
Net income per unit *(note 6)*				
Basic	**$**	**0.43**	$	0.52
Diluted	**$**	**0.43**	$	0.52
Weighted average number of units outstanding (thousands) *(note 6)*				
Basic		**56,660**		54,811
Diluted		**56,693**		54,920

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

For the three months ended *($ thousands)*		**March 31 2007**
Net income	**$**	**24,580**
Other comprehensive income, net of tax *(note 4)*		
Unrealized gains on available for sale financial assets		17
Unrealized gains on derivative designated as cash flow hedges		4,799
Reclassification to net income of gains and losses on derivatives designated as cash flow hedges pertaining to prior periods		(4,535)
		281
Comprehensive income	**$**	**24,861**
Accumulated other comprehensive income, beginning of period		**-**
Adjustment resulting from adoption of new financial instrument accounting standards *(note 2)*		**(2,634)**
Accumulated other comprehensive income, end of period	**$**	**(2,353)**

See accompanying notes to the Consolidated Financial Statements.

 SEC File # 82-34911

Consolidated Statements of Cash Flows

(unaudited)

For the three months ended *($ thousands)*	**March 31 2007**	March 31 2006
Cash from operations		
Net income	**$ 24,580**	$ 28,559
Items not involving cash:		
Amortization	**12,192**	11,116
Accretion of asset retirement obligations	**426**	342
Unit-based compensation	**174**	16
Future income tax expense	**1,382**	2,765
Gain on sale of assets and investment transactions	**(73)**	-
Equity income	**(1,376)**	(1,926)
Distributions from equity investments	**755**	725
Unrealized losses (gains) on risk management	**(62)**	-
Other	**248**	(606)
Funds from operations	**38,246**	40,991
Asset retirement obligations settled	**(120)**	(40)
Net change in non-cash working capital *(note 7)*	**7,999**	(15,291)
	46,125	25,660
Investing activities		
Decrease in customer deposits	**104**	2,460
Acquisition of capital assets	**(11,013)**	(25,133)
Disposition of capital assets	**417**	178
Acquisition of energy services arrangements, contracts and relationships	**-**	(17)
Acquisition of long-term investments and other assets	**(379)**	-
	(10,871)	(22,512)
Financing activities		
Increase (decrease) in short-term debt	**7,500**	(2,703)
Increase (decrease) in long-term debt	**(17,219)**	15,411
Distributions to unitholders	**(28,851)**	(26,280)
Net proceeds from issuance of units *(note 6)*	**12,470**	9,417
	(26,100)	(4,155)
Change in cash and cash equivalents	**9,154**	(1,007)
Cash and cash equivalents, beginning of period	**13,226**	11,685
Cash and cash equivalents, end of period	**$ 22,380**	$ 10,678

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts in thousands of Canadian dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2006, except as described below in notes 2 and 3. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2006 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Changes for 2007

Effective January 1, 2007, the Trust adopted the new CICA Handbook accounting requirements for Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 3861 "Financial Instruments – Disclosure and Presentation", Section 1530 "Comprehensive Income", Section 3251 "Equity" and Section 1506 "Accounting Changes". In accordance with the transitional provisions for these new standards, these policies were adopted prospectively without restatement of prior periods.

Accounting Changes

This Section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of this standard did not have a material impact on the interim Consolidated Financial Statements of the Trust.

Financial Instruments

All financial instruments, including derivatives, are included on the balance sheet initially at fair value. The financial assets are classified as held for trading, held to maturity, loans and receivables, or available for sale. Financial liabilities are classified as held for trading or other financial liabilities. Subsequent measurement is determined by classification.

Held for trading financial assets and liabilities are entered into with the intention of generating a profit and consist of swaps, options and forwards. These financial instruments are initially accounted for at their fair value and changes to fair value are recorded in income. Held to maturity financial assets are accounted for at their amortized cost using the effective interest method. The Trust did not have any held to maturity financial instruments at March 31, 2007. Loans and receivables are accounted for at their amortized cost using the effective interest method. The available for sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. Available for sale instruments are initially accounted for at their fair value and changes to fair value are recorded through Other comprehensive income. Income earned from these investments is included in Revenue.

Other financial liabilities not classified as held for trading are accounted for at their amortized cost, using the effective interest method.

Derivatives embedded in other financial instruments or contracts (the host instrument) are recorded as separate derivatives and are measured at fair value if the economic characteristics of the embedded derivative are not closely related to the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the total contract is not held for trading or accounted for at fair value. Changes in fair value are included in income. All derivatives, other than those that meet the expected purchase, sale or usage requirements exception, are carried on the balance sheet at fair value. The Trust used January 1, 2003 as the transition date for identifying embedded derivatives. The Trust did not identify any embedded derivatives requiring bifurcation.

Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. Effective January 1, 2007 the Trust reclassified $1.1 million of unamortized deferred financing costs from Other current assets and Long-term investments and other assets to Long-term debt as a result of adopting the new standards. The reclassification of transaction costs has no impact on earnings. Effective January 1, 2007 the Trust began amortizing these costs using the effective interest rate method. Previously, these costs were amortized on a straight-line basis over the life of the debt.

Hedges

The new standard specifies the circumstances under which hedge accounting is permissible, how hedge accounting may be performed and where the impacts should be recorded. The standard introduces three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations.

As part of its asset and liability management, the Trust uses derivatives for hedging positions to reduce its exposure to commodity price and interest rate risk. The Trust designates certain derivatives as hedges and prepares documentation at the inception of the hedging contract. The Trust performs an assessment at inception and during the term of the contract to determine if the derivative used as a hedge is effective in offsetting the risks in the values or cash flows of the hedged financial instrument. All derivatives are initially recorded at fair value and adjusted to fair value at each reporting date.

The Trust uses cash flow hedges to reduce its exposure to fluctuations in interest rates and changes in commodity prices. The effective portion of changes in the value of cash flow hedges is recognized in Other comprehensive income. Ineffective portions and amounts excluded from effectiveness testing of hedges are included in income in the same financial category as the underlying transaction. Gains or losses from cash flow hedges that have been included in Accumulated other comprehensive income are included in Net income when the underlying transaction has occurred or becomes probable of not occurring. The maximum length of time the Trust is hedging its exposure to variability in future cash flows is 10.75 years.

Comprehensive Income and Equity

The Trust's financial statements include a Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income which consists of earnings and the effective portion of changes in unrealized gains and losses related to available for sale assets and cash flow hedges. In addition, as required by Section 3251, the Trust now presents separately in its Unitholders' Equity note the changes for each of its components of Unitholders' Equity. A new component, Accumulated other comprehensive income, and a one-time transition adjustment have been added to the Trust's Unitholders' Equity as a result of the implementation of this new standard. (See note 5.)

Net Effect of Accounting Policy Changes

The net effect to the Trust's financial statements at January 1, 2007 resulting from the above-mentioned changes in accounting policies is as follows:

Balance Sheet Account Affected		Increase (Decrease)
Current assets - Risk management	$	59,866
Other current assets		(451)
Non-current assets - Risk management		47,942
Long-term investments and other assets		(793)
Current liabilities - Risk management		69,618
Long-term debt		(1,082)
Long-term liabilities - Risk management		48,359
Future income tax liability		(7,450)
Unitholders' equity - Transition amount on adoption of new standards, net of tax		(247)
Unitholders' equity - Accumulated Other Comprehensive Income, net of tax		(2,634)

The unrealized gains and losses included in the Transition amount and in Accumulated other comprehensive income were recorded net of income tax recoveries of $4.6 million and $2.9 million, respectively.

Future Accounting Changes

Section 1535 Capital Disclosures

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Section 1535 "Capital Disclosures" requires the disclosure of qualitative and quantitative information about the Trust's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008.

Section 3862 Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007, the new CICA Handbook Sections 3862 and 3863 will replace Section 3861 to prescribe the requirements for presentation and disclosure of financial instruments. The objective of Section 3862 is to provide users with information to evaluate the significance of the financial instruments on the entity's financial position and performance, the nature and extent of risks arising from financial instruments, and how the entity manages those risks. The provisions of Section 3863 deal with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These new sections are effective for the Trust beginning January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2006, the Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements in Canada. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected 5-year transitional period. While AltaGas has begun assessing the adoption of IFRS for 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

3. UPDATE TO SUMMARY OF ACCOUNTING POLICIES

As a result of the Trust's adoption of the new financial instrument accounting standards, the Trust has updated the following significant accounting policies.

Revenue recognition

In the Field Gathering and Processing segment and transmission business, revenue is recorded as the services are rendered. In the extraction business, Power Generation and Energy Services segments, revenue is recognized at the time the product or service is delivered. Realized gains and losses from risk management activities related to commodity prices are recognized in the related segment revenues when the related sale occurs or when the underlying financial asset or financial liability is removed from the balance sheet. Unrealized gains and losses in respect of fair value changes to the Trust's risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the reporting period in the Corporate segment.

Transaction costs related to financial instruments

Transaction costs related to the acquisition of held for trading financial assets and liabilities and the Trust's revolving operating credit facility are expensed as incurred. For financial instruments classified as other than held for trading, transaction costs attributable to the acquisition or issue of the financial asset or liability are added to the initial carrying amount of the financial instrument and recognized in earnings using the effective interest method.

Recognition date

AltaGas uses settlement date for transactions. Any difference in value between the trade and settlement date for third-party transactions will be recognized on the balance sheet and in Net income or in Other comprehensive income as appropriate.

Designation of available for sale financial assets

Available for sale financial assets are investments in equity instruments that are not classified as held for trading, held to maturity, or loans and receivables, and that management intends to hold indefinitely. Available for sale assets are measured at fair value. The changes in fair value are recorded in Other comprehensive income until the asset is removed from the balance sheet. Available for sale assets are included in the Long-term investments and other assets classification.

Effective interest method

The Trust uses the effective interest method to calculate the amortized cost of a financial asset or liability and to allocate the interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated cash flows associated with the instrument over the expected life of the financial instrument, or where appropriate a shorter period, to the net carrying amount of the financial asset or liability.

4. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

At March 31, 2007 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the balance sheet at fair value. The fair value of power and natural gas derivatives was calculated using estimated forward prices for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

At March 31, 2007 the fair value of the Trust's assets and liabilities relating to risk management activities was as follows:

Summary of Fair Values	Current	Long-Term	Total
Financial assets			
Held for trading	$ 63,187	$ 69,896	$ 133,083
Available for sale	-	361	361
Loans and receivables	125,461	925	126,386
	188,648	71,182	259,830
Cash flow hedges	1,755	5,972	7,727
	$ 190,403	$ 77,154	$ 267,557
Financial liabilities			
Held for trading	$ 63,488	$ 74,278	$ 137,766
Other financial liabilities	104,551	247,477	352,028
	168,039	321,755	489,794
Cash flow hedges	11,397	107	11,504
	$ 179,436	$ 321,862	$ 501,298

The adoption of the new financial instrument standards resulted in a decrease in the Trust's net income for the three months ended March 31, 2007 of $0.5 million ($0.01 per unit basic and diluted) relating to the movements in held for trading financial instruments.

As described in note 2, held for trading financial instruments are recorded on the balance sheet at fair value with the offsetting entry in the Corporate segment as Unrealized gains and losses on risk management. During the three-month period ended March 31, 2007, $0.1 million of unrealized gain was recognized.

The available for sale assets, included in the balance sheet captions Long-term investments and other assets, are recognized at fair value with the offsetting entry, net of tax, in Other comprehensive income. Between January 1, 2007 and March 31, 2007 the change in fair value, net of tax, increased by $16,947.

As a part of the hedging program, the Trust uses certain derivative financial instruments to manage risks. For the quarter ended March 31, 2007 after-tax unrealized gains of $0.3 million were recorded in Other comprehensive income for the effective portion of the cash flow hedges, and after-tax unrealized gain of $0.2 million were reclassified to net income. Of the $2.4 million loss deferred in Accumulated other comprehensive income at March 31, 2007, $8.2 million is expected to be reclassified to net income in the next 12 months because the long-term amounts deferred in Other comprehensive income are comprised of unrealized gains.

Effective January 1, 2007 the Trust began offsetting long-term debt transaction costs against the associated debt and began amortizing these costs using the effective interest method. Previously these costs were amortized on a straight-line basis over the life of the debt instrument to which they pertained. There was no material effect on the Trust's financial statements as a result of this change in policy. In first quarter 2007 the charge to Net income for the amortization of transaction costs using the effective interest method was immaterial. The effective interest rate for the medium-term notes issued in 2005 and 2007 is 4.57 percent and 5.11 percent, respectively.

Commodity Price Risk Management

Natural Gas

The Trust purchases and sells natural gas to its customers. The fixed price and market price contracts for both the purchase and sale of natural gas extend to 2011.

At March 31, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per GJ)[1]	Period (months)	Notional volume (GJ) Sales	Notional volume (GJ) Purchases		Fair value
Commodity forward	$2.16 to $10.37	1 to 45	123,079,990	-	$	(85,175)
Commodity forward	$2.16 to $10.37	1 to 45	-	123,079,990	$	80,485

[1] Certain of the contracts are indexed and as such a price range is not provided.

For the three-month period ended March 31, 2007 an after-tax gain of $0.2 million was recognized from the Trust's natural gas risk management activities.

Power

Under the Power Purchase Arrangements, AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Trust sells the power to the Alberta Electric System Operator at market prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. Certain contracts met the expected purchase, sale or usage requirements exception and have not been included in risk management assets or liabilities. At March 31, 2007 the Trust had no intention to terminate any contracts prior to maturity.

At March 31, 2007 the Trust had the following contracts outstanding:

Derivative Instruments	Fixed price (per MWh)	Period (months)	Notional volume (MWh) Sales	Notional volume (MWh) Purchases		Fair value
Commodity forward	$52.50 to $69.50	1 to 12	10,968	-	$	(51)
Commodity forward	$55.50 to $64.70	1 to 12	-	10,968	$	89

For the three-month period ended March 31, 2007 the Trust's power risk management activities from financial contracts not included in the hedging program had an unrealized loss of $5,006.

At March 31, 2007 the Trust had the following commodity swaps and collars outstanding:

Derivative Instruments	Fixed price (per MWh)	Period (months)	Notional volume (MWh) Sales	Notional volume (MWh) Purchases		Fair value
Swaps and collars	$65.00 to $80.00	3 to 21	1,724,736	-	$	(11,504)
Swaps and collars	$56.50 to $65.00	3 to 129	-	448,448	$	7,416

During the current quarter the contracts included in the hedging program resulted in an unrealized gain of $4.4 million, $3.0 million net of tax, deferred in Other comprehensive income.

Foreign Exchange Risk Management

To manage the risk of fluctuating cash flows due to variations in foreign exchange rates, the Trust enters into foreign exchange forward contracts. At March 31, 2007 the Trust's foreign exchange risk management activities had an unrealized loss of $0.2 million and a fair market value position of $0.1 million.

Interest Rate Risk Management

To hedge against the effect of future interest rate movements, the Trust enters into interest rate swap agreements to fix the interest rate on a portion of its bankers' acceptances issued under credit facilities. In January 2007 the Trust unwound certain of these interest rate swaps as a result of the issue of $100 million of medium-term notes. The Trust recorded a gain of $0.4 million relating to this action. The remaining interest rate swaps have an average remaining term of 10 to 23 months and a weighted average interest rate of 3.56 percent. For the three-month period ended March 31, 2007 the Trust's interest rate risk management activities resulted in an unrealized gain of $0.3 million. These swaps had a fair market value position of $0.3 million at quarter-end.

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Trust has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with creditworthy counterparties in accordance with established credit policies and practices. At March 31, 2007 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial instruments.

5. UNITHOLDERS' EQUITY

	March 31 2007	December 31 2006
Unitholders' capital *(note 6)*	**$ 476,220**	$ 463,750
Contributed surplus	**3,497**	3,322
Accumulated earnings	**426,198**	401,618
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(301,400)**	(272,464)
Distributions of common shares of AltaGas Utility Group Inc.	**(25,696)**	(25,696)
Transition adjustment resulting from adopting new financial instruments accounting standards *(note 2)*	**(247)**	-
Accumulated other comprehensive loss *(notes 2 and 4)*	**(2,353)**	-
	$ 535,105	$ 529,416

(1) Accumulated distributions paid by the Trust as at March 31, 2007 were $291.7 million (as at December 31, 2006 - $262.9 million).

6. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units	Amount
December 31, 2006	54,313,552	$ 451,795
Units issued for cash on exercise of options	500	8
Units issued under DRIP[1]	505,307	12,462
Units issued for exchangeable units	11,389	65
March 31, 2007	**54,830,748**	**464,330**
Exchangeable Units Issued and Outstanding		
December 31, 2006 issued by AltaGas Holding Limited Partnership No. 1	2,088,814	11,955
AltaGas Holding Limited Partnership No. 1 units redeemed for Trust units	(11,389)	(65)
March 31, 2007	**2,077,425**	**11,890**
Total Trust Units and Exchangeable Units at March 31, 2007	**56,908,173**	**$ 476,220**

[1] Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.

The Trust has a unit option plan under which employees and directors are eligible to receive grants. At March 31, 2007 10 percent of units outstanding were reserved for issuance under the plan. To March 31, 2007 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period.

At March 31, 2007 outstanding options were exercisable at various dates to the year 2017 (December 31, 2006 - 2016). Options outstanding under the plan have a weighted average exercise price of $26.86 (December 31, 2006 - $27.23) and a weighted average remaining term of 9.18 years (December 31, 2006 - 9.23 years). At March 31, 2007 the unexpensed fair value of unit option compensation cost associated with future periods was $1.1 million (December 31, 2006 - $0.9 million).

The following table summarizes the information about the Trust's unit options:

	Options outstanding	
	Number of options	Weighted average exercise price
Unit options outstanding December 31, 2006	923,550	$ 27.23
Granted	242,500	25.64
Exercised	(500)	15.14
Cancelled	(20,000)	28.84
Unit options outstanding at March 31, 2007	**1,145,550**	**$ 26.86**
Exercisable at March 31, 2007	**150,525**	**$ 22.46**

A summary of the plan as at March 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Price on Options	Number outstanding at March 31, 2007	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable at March 31, 2007	Weighted average exercise price
$5.00 - $7.00	9,500	$ 6.15	3.18	9,500	$ 6.15
$7.01 - $15.50	28,500	10.26	5.91	28,500	10.26
$15.01 - $25.08	116,500	24.14	8.05	27,900	24.15
$25.09 - $29.15	991,000	27.86	9.46	84,625	27.85
	1,145,500	**$ 26.86**	**9.18**	**150,525**	**$ 22.46**

	Three months ended March 31	
Units outstanding [1]	**2007**	2006
Weighted average number of units - basic	**56,659,961**	54,810,866
Effect of dilutive stock options	**33,319**	108,819
Weighted average number of units - diluted	**56,693,280**	54,919,685

[1] *Includes exchangeable units.*

In 2004 AltaGas implemented a unit-based compensation plan which awards phantom units to certain employees. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in first quarter 2007 in respect of this plan was $1.6 million (first quarter 2006 - $1.7 million). At March 31, 2007 the unexpensed fair value of unit-based compensation costs associated with future periods was $9.4 million (December 31, 2006 - $9.9 million).

7. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	Three months ended March 31	
	2007	2006
Accounts receivable	**$ 32,229**	$ 59,295
Inventory	**(50)**	23
Other current assets	**6,778**	(755)
Accounts payable and accrued liabilities	**(30,698)**	(74,220)
Customer deposits	**(104)**	(2,460)
Deferred revenue	**198**	-
Other current liabilities	**(5,593)**	(4,914)
	2,760	(23,031)
Less decrease in capital costs payable	**5,239**	7,740
Net change in non-working capital related to operations	**$ 7,999**	$ (15,291)

The following cash payments have been included in the determination of earnings:

	Three months ended March 31	
	2007	2006
Interest paid	**$ 3,083**	$ 3,358
Income taxes paid	**$ 81**	$ 46

8. PENSION PLANS AND RETIREMENT BENEFITS

The net pension expense by plan for the period was as follows:

	Three months ended March 31 2007	2006
Defined Contribution Plan	$ **382**	$ 322
Defined Benefit Plan	**3**	3
Supplemental Executive Retirement Plan	**258**	-
	$ **643**	$ 325

9. RELATED PARTY TRANSACTIONS

In the normal course of business, the Trust and its affiliates transact with related parties. These transactions are recorded at their exchange amounts.

	Three months ended March 31 2007	2006
Fees for administration, management and other services paid by:		
AltaGas Utility Group Inc. (Utility Group) to the Trust	$ **8**	$ 8
The Trust to Utility Group	$ **138**	$ 188
Natural gas sales by the Trust to subsidiaries of Utility Group	$ **38,916**	$ 38,306
Fees for operating services paid by a Utility Group subsidiary to the Trust	$ **66**	$ 46
Transportation services provided by a Utility Group subsidiary to the Trust	$ **124**	$ 143
Office space and furniture rental payments made by the Trust to a corporation owned by an employee	$ **21**	$ 20

The resulting amounts due from and to related parties are non-interest bearing and are related to transaction in the normal course of business.

Included in accounts receivable at March 31, 2007 was $13.0 million (March 31, 2006 - $11.5 million) due to the Trust from related parties. Included in accounts payable at March 31, 2007 was $0.1 million (March 31, 2006 - $0.8 million) due from the Trust to related parties.

10. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions among the reporting segments are recorded at fair value. The following describes the Trust's five reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;
Extraction and Transmission – ethane and natural gas liquids extraction plants and natural gas and condensate transmission pipelines;
Power Generation – coal-fired and gas-fired power output under power purchase arrangements and other agreements;
Energy Services – energy management and gas services for natural gas and electricity, and oil and natural gas production; and .
Corporate – the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management assets and liabilities.

The following tables show the composition by segment:

For the three months ended March 31, 2007	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment elimination	Total
Revenue	$ 33,230	$ 37,321	$ 44,293	$ 335,584	$ 1,961	$ (24,386)	$ 428,003
Unrealized gains (losses) on risk management	-	-	-	-	62	-	62
Cost of sales	(1,619)	(21,494)	(19,833)	(329,540)	-	23,713	(348,773)
Operating and administrative	(20,893)	(5,346)	(455)	(4,279)	(7,761)	673	(38,061)
Amortization	(6,520)	(2,001)	(1,861)	(1,242)	(568)	-	(12,192)
Operating income	$ 4,198	$ 8,480	$ 22,144	$ 523	$ (6,306)	-	$ 29,039
Operating income before unrealized gains (losses) on risk management	$ 4,198	$ 8,480	$ 22,144	$ 523	$ (6,368)	-	$ 28,977
Net additions (reductions) to:							
Capital assets	$ 1,961	$ 2,105	-	$ 538	$ 594	-	$ 5,198
Energy services arrangements, contracts and relationships	-	-	-	-	-	-	-
Long-term investments and other assets	-	-	$ 154	-	$ 72	-	$ 226
Goodwill	$ 215	$ 18,045	-	-	-	-	$ 18,260
Segment assets	$ 528,054	$ 239,208	$ 120,930	$ 126,197	$ 199,555	-	$ 1,213,944

For the three months ended March 31, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment elimination	Total
Revenue	$ 34,513	$ 36,143	$ 51,679	$ 273,051	$ 2,041	$ (19,689)	$ 377,738
Cost of sales	(2,619)	(21,695)	(26,780)	(266,945)	-	19,400	(298,639)
Operating and administrative	(19,279)	(4,213)	(318)	(4,414)	(5,082)	289	(33,017)
Amortization	(5,724)	(1,918)	(1,825)	(1,093)	(556)	-	(11,116)
Operating income	$ 6,891	$ 8,317	$ 22,756	$ 599	$ (3,597)	-	$ 34,966
Net additions (reductions) to:							
Capital assets	$ 14,662	$ 431	$ 1,245	$ 207	$ 505	-	$ 17,050
Energy services arrangements, contracts and relationships	-	-	-	$ 17	-	-	$ 17
Long-term investments and other assets	-	-	-	-	$ 1,144	-	$ 1,144
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segment assets	$ 481,864	$ 234,627	$ 118,210	$ 129,273	$ 49,572	-	$ 1,013,546

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

12. SUBSEQUENT EVENTS

On April 10, 2007 AltaGas announced the construction of a new natural gas pipeline from the Noel region of British Columbia to its Pouce Coupe gas processing facility in northwest Alberta. In addition, AltaGas will add 90 Mmcf/d of sour gas processing capability to the Pouce Coupe facility. The projects are expected to cost approximately $90 million in total and, subject to provincial and federal regulatory approvals, to be in service in mid-2008.

On April 24, 2007 AltaGas announced the acquisition of an additional 14.4 MW of power generation capacity, comprised of six 2.4 MW Superior gas-fired units, which will be installed in the southern Alberta locations with access to natural gas supply and the electricity transmission system. The new peaking generation is expected to cost approximately $8 million, including installation, and be in service by the end of 2007.

RAPPORT DE GESTION

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés selon la méthode de la continuité des intérêts communs qui reconnaît AltaGas Income Trust («AltaGas» ou la «Fiducie») comme société remplaçante d'AltaGas Services Inc. («ASI»). Ce rapport de gestion, daté du 9 mai 2007, est une revue des résultats d'exploitation et de la situation de trésorerie et des sources de financement de la Fiducie pour le trimestre terminé le 31 mars 2007, en regard du trimestre terminé le 31 mars 2006. Il doit être lu avec les états financiers consolidés non vérifiés de la Fiducie et les notes y afférentes au 31 mars 2007 et pour le trimestre terminé à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2006.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie diffèrent de ceux qui sont décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui sont décrits ci-dessus. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le lecteur peut consulter de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, qui ont été déposés sous la dénomination d'AltaGas Services Inc. avant le 1er mai 2004, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués de presse publiés par la Fiducie, peuvent également être consultés dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et AltaGas Pipeline Partnership, ainsi que par PremStar Energy Canada Limited Partnership («PremStar») et ECNG Energy L.P. (collectivement les «filiales actives»). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés du bénéfice d'exploitation provenant de la participation d'AltaGas Holding Limited Partnership No. 1 («AltaGas LP #1») dans les sociétés en commandite, des intérêts sur les prêts aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

RÉSULTATS CONSOLIDÉS

Résultats financiers consolidés

(en millions de dollars)	Trimestres terminés les 31 mars 2007	2006
Produits	**428,1**	377,7
Gains latents (pertes latentes) sur gestion du risque	**0,1**	-
Produits nets[1]	**79,3**	79,1
BAIIA[1]	**41,2**	46,1
BAIIA avant gains latents (pertes latentes) sur gestion du risque[1]	**41,1**	46,1
Bénéfice d'exploitation[1)]	**29,0**	35,0
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque[1]	**28,9**	35,0
Bénéfice net	**24,6**	28,6
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque[1]	**25,1**	28,6
Total de l'actif	**1 213,9**	1 013,5
Total du passif à long terme	**392,8**	353,8
Acquisitions nettes d'immobilisations	**5,2**	17,0
Distributions déclarées[2]	**28,9**	26,6
Flux de trésorerie		
Flux de trésorerie provenant de l'exploitation	**46,1**	25,7
Fonds provenant de l'exploitation[1]	**38,2**	41,0
Encaisse distribuable[1]	**37,0**	39,4

(en dollars par part)		
BAIIA[1]	**0,73**	0,84
BAIIA avant gains latents (pertes latentes) sur gestion du risque[1]	**0,73**	0,84
Bénéfice net	**0,43**	0,52
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque[1]	**0,44**	0,52
Distributions déclarées[2]	**0,51**	0,485
Flux de trésorerie		
Flux de trésorerie provenant de l'exploitation	**0,81**	0,47
Fonds provenant de l'exploitation[1]	**0,67**	0,75
Encaisse distribuable[1]	**0,65**	0,72
Parts en circulation (en millions)		
Nombre moyen pondéré de parts en circulation au cours de la période (de base)	**56,7**	54,8
À la fin de la période	**56,9**	54,9

1) *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport.*

2) *Distributions mensuelles déclarées de 0,17 $ par part à compter d'août 2006. De mars 2006 à juillet 2006, des distributions de 0,165 $ par part ont été déclarées chaque mois. D'août 2005 à février 2006, des distributions de 0,16 $ par part ont été déclarées chaque mois.*

Revue financière consolidée pour le premier trimestre de 2007

Le bénéfice net pour le trimestre terminé le 31 mars 2007 a atteint 24,6 millions de dollars (0,43 $ par part), comparativement à 28,6 millions de dollars (0,52 $ par part) pour le trimestre correspondant de l'exercice 2006. Les résultats du trimestre ont bénéficié de l'incidence favorable d'installations nouvelles et agrandies et des taux et des produits plus élevés dans le secteur Collecte et traitement sur place, de la hausse des activités dans le secteur Extraction et transport et de la montée des prix obtenus pour l'électricité sur les volumes d'électricité vendus. Ces hausses ont été contrebalancées par l'incidence de l'expiration du contrat d'énergie de Genesee le 31 mars 2006 et par un débit plus faible, des ajustements de péréquation et des produits moins élevés découlant des dispositions contractuelles à l'égard du volume minimal dans le secteur Collecte et traitement sur place, ainsi que par des frais d'exploitation et d'administration plus élevés.

Sur une base consolidée, les produits nets pour le premier trimestre de 2007 ont été de 79,3 millions de dollars comparativement à 79,1 millions de dollars pour la période correspondante de 2006. Les produits nets ont grimpé en raison de volumes plus élevés et de recouvrements pour la hausse des charges d'exploitation provenant des nouvelles installations dans le secteur Collecte et traitement sur place, de taux plus élevés aux installations existantes dans le secteur Collecte et traitement sur place, de prix plus élevés obtenus à la vente d'électricité et de la croissance dans le secteur Extraction et transport. Ces hausses ont été contrebalancées en partie par l'incidence de l'expiration du contrat d'énergie de Genesee, ainsi que par un débit plus faible, par des contributions à la baisse des dispositions contractuelles à l'égard du volume minimal et par des ajustements relatifs aux périodes précédentes dans le secteur Collecte et traitement sur place.

Dans les secteurs Extraction et transport, Production d'électricité et Services énergétiques, les produits nets, mesure définie à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion, reflètent mieux le rendement que les produits, les variations des prix du marché pour le gaz naturel et l'électricité influant à la fois sur les produits et le coût des produits vendus.

Les charges d'exploitation et d'administration pour le trimestre terminé le 31 mars 2007 ont été de 38,1 millions de dollars comparativement à 33,0 millions de dollars pour la période correspondante de 2006. Cette hausse a été attribuable aux charges supplémentaires liées aux nouvelles installations de collecte et de traitement sur place, aux frais généraux plus élevés dans le secteur Collecte et traitement sur place, aux charges d'exploitation accrues dans le secteur Extraction et transport liées à une plus forte utilisation des installations et à une charge de rémunération et des coûts indirects généraux plus importants.

La dotation aux amortissements pour le trimestre terminé le 31 mars 2007 a été de 12,2 millions de dollars par rapport à 11,1 millions de dollars à la période correspondante de 2006. Cette hausse est surtout attribuable aux installations nouvelles et agrandies et au capital de maintenance à l'égard des activités de collecte et de traitement.

Les intérêts débiteurs pour le premier trimestre de 2007 se sont établis à 3,0 millions de dollars, comparativement à 3,3 millions de dollars pour le premier trimestre de 2006. Ce recul est attribuable à une baisse du solde d'endettement moyen, s'établissant à 256,0 millions de dollars (274,0 millions de dollars au premier trimestre de 2006), par suite du remboursement de la dette à long terme au moyen des flux de trésorerie excédentaires provenant de l'exploitation, contrebalancé en partie par des taux d'intérêt sur la dette à long terme légèrement plus élevés. Le taux d'emprunt moyen au premier trimestre de 2007 a été de 5,1 pour cent en regard de 4,9 pour cent à la période correspondante de l'exercice précédent, en raison de l'échéance de la dette à taux variable grâce à l'émission de billets à moyen terme totalisant 100 millions de dollars, le 19 janvier 2007.

Au cours du premier trimestre de 2007, la Fiducie a comptabilisé une charge d'impôts de 1,4 million de dollars, comparativement à 3,1 millions de dollars pour le trimestre correspondant de 2006. La baisse de 1,7 million de dollars a été attribuable au repli du bénéfice net déclaré au premier trimestre de 2007, ainsi qu'à l'impôt des grandes sociétés déclaré au premier trimestre de 2006, lequel a par la suite été annulé, contrebalancé en partie par une incidence fiscale de 0,6 million de dollars sur les gains latents comptabilisés par suite de l'adoption de nouvelles normes comptables sur les instruments financiers.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus («PCGR») du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement avec les mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées selon l'information déjà publiée.

Produits nets (en millions de dollars)	Trimestres terminés les 31 mars **2007**	2006
Produits nets	**79,3**	79,1
Ajouter le coût des produits vendus	**348,8**	298,6
Produits (mesure financière conforme aux PCGR)	**428,1**	377,7

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et de freinte de stock, reflètent mieux le rendement que les produits étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation (en millions de dollars)	Trimestres terminés les 31 mars **2007**	2006
Bénéfice d'exploitation	**29,0**	35,0
Ajouter (déduire) : Intérêts débiteurs	**(3,0)**	(3,3)
Charge d'impôts	**(1,4)**	(3,1)
Bénéfice net (mesure financière conforme aux PCGR)	**24,6**	28,6

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration et la dotation aux amortissements des immobilisations.

Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque (en millions de dollars)	Trimestres terminés les 31 mars **2007**	2006
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**28,9**	35,0
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**0,1**	-
Intérêts débiteurs	**(3,0)**	(3,3)
Charge d'impôts	**(1,4)**	(3,1)
Bénéfice net (mesure financière conforme aux PCGR)	**24,6**	28,6

Le bénéfice net avant gains latents (pertes latentes) sur gestion du risque est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant la comptabilisation de leur financement, des impôts auxquels elles sont assujetties et de l'incidence des gains (pertes) provenant des activités de gestion du risque ayant influé sur l'exploitation. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés au titre des gains latents (pertes latentes) sur gestion du risque moins les charges d'exploitation et d'administration et l'amortissement des immobilisations.

BAIIA (en millions de dollars)	Trimestres terminés les 31 mars **2007**	2006
BAIIA	**41,2**	46,1
Ajouter (déduire) : Amortissement	**(12,2)**	(11,1)
Intérêts débiteurs	**(3,0)**	(3,3)
Charge d'impôts	**(1,4)**	(3,1)
Bénéfice net (mesure financière conforme aux PCGR)	**24,6**	28,6

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gains latents (pertes latentes) sur gestion du risque (en millions de dollars)	Trimestres terminés les 31 mars **2007**	2006
BAIIA avant gains latents (pertes latentes) sur gestion du risque	**41,1**	46,1
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**0,1**	-
Amortissement	**(12,2)**	(11,1)
Intérêts débiteurs	**(3,0)**	(3,3)
Charge d'impôts	**(1,4)**	(3,1)
Bénéfice net (mesure financière conforme aux PCGR)	**24,6**	28,6

Le BAIIA avant gains latents (pertes latentes) sur gestion du risque est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de l'incidence des gains latents (pertes latentes) provenant des activités de gestion du risque, ainsi que du financement des activités d'entreprise, de l'amortissement de leurs actifs ou des impôts auxquels elles sont assujetties. Le BAIIA est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés au titre des gains latents (pertes latentes) sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque (en millions de dollars)	Trimestres terminés les 31 mars **2007**	2006
Bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque	**25,1**	28,6
Ajouter (déduire) : Gains latents (pertes latentes) sur gestion du risque	**0,1**	-
Charge d'impôts sur gestion du risque	**(0,6)**	-
Bénéfice net (mesure financière conforme aux PCGR)	**24,6**	28,6

Le bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque reflète mieux la rentabilité que le bénéfice net étant donné que les variations liées à la gestion du risque sont fondées sur les estimations relatives aux prix des marchandises et aux taux de change au fil du temps.

Liquidités provenant de l'exploitation (en millions de dollars)	Trimestres terminés les 31 mars **2007**	2006
Liquidités provenant de l'exploitation	**38,2**	41,0
Ajouter (déduire) : Variation nette du fonds de roulement hors caisse et obligations liées à la mise hors service d'immobilisations réglées	**7,9**	(15,3)
Flux de trésorerie provenant de l'exploitation (mesure financière conforme aux PCGR)	**46,1**	25,7

La direction et les épargnants utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement des activités d'exploitation, sans tenir compte de la variation du fonds de roulement hors caisse au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie provenant de l'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie provenant de l'exploitation avant de tenir compte de la variation du fonds de roulement hors caisse et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

Encaisse distribuable (en millions de dollars)	Trimestres terminés les 31 mars **2007**	2006
Encaisse distribuable	**37,0**	39,4
Ajouter (déduire) : Dépenses en capital de maintenance	**1,2**	1,6
Variation nette du fonds de roulement et obligations liées à la mise hors service d'immobilisations réglées	**7,9**	(15,3)
Flux de trésorerie provenant de l'exploitation (mesure financière conforme aux PCGR)	**46,1**	25,7

La direction utilise l'encaisse distribuable comme complément des flux de trésorerie provenant de l'exploitation pour estimer le montant disponible à des fins de distribution aux porteurs de parts. L'encaisse distribuable correspond aux flux de trésorerie provenant de l'exploitation moins les dépenses en capital de maintenance et les obligations liées à la mise hors service d'immobilisations réglées au cours de la période. Les dépenses en capital de maintenance sont engagées pour maintenir la capacité de production des actifs de la Fiducie et ne sont pas engagées de manière uniforme tout au long de l'exercice. L'encaisse distribuable ne constitue pas une mesure financière conforme aux PCGR et elle ne peut pas être garantie. Le calcul par la Fiducie de l'encaisse distribuable peut différer de calculs semblables par d'autres entités.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque, BAIIA, BAIIA avant gains latents (pertes latentes) sur gestion du risque, bénéfice net avant gains latents (pertes latentes) ajustés en fonction des impôts sur gestion du risque, fonds provenant de l'exploitation et encaisse distribuable s'entendent au sens qui leur est donné ci-dessus.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation

(en millions de dollars)	Trimestres terminés les 31 mars 2007	2006
Collecte et traitement sur place	**4,2**	6,9
Extraction et transport	**8,5**	8,3
Production d'électricité	**22,1**	22,8
Services énergétiques	**0,5**	0,6
Siège social	**(6,3)**	(3,6)
	29,0	35,0
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**28,9**	35,0

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur Collecte et traitement sur place comprend les installations de collecte du gaz naturel et de traitement sur place, ainsi que les placements d'AltaGas dans des entreprises œuvrant dans un secteur connexe à la collecte et au traitement.

Résultats financiers

(en millions de dollars)	Trimestres terminés les 31 mars 2007	2006
Produits	**33,2**	34,5
Produits nets	**31,6**	31,9
Charges d'exploitation et d'administration	**20,9**	19,3
Amortissement	**6,5**	5,7
Bénéfice d'exploitation	**4,2**	6,9

Statistiques d'exploitation

	Trimestres terminés les 31 mars 2007	2006
Capacité (mmpc/j)[1]	**1 021**	1 002
Débit (mmpc/j bruts)[2]	**552**	570
Utilisation de la capacité (%)[2]	**54**	57
Participation directe moyenne (%)[1]	**92**	90

1) Au 31 mars

2) Moyenne de la période

Au premier trimestre de 2007, le bénéfice d'exploitation du secteur Collecte et traitement sur place a été de 4,2 millions de dollars comparativement à 6,9 millions de dollars à la période correspondante en 2006. Le bénéfice d'exploitation a grimpé de 1,0 million de dollars grâce aux nouvelles installations et de 1,2 million de dollars en raison de l'accroissement des taux et des autres produits. Les hausses ont été plus que contrebalancées par l'incidence des volumes moins importants découlant surtout du fléchissement de la production naturelle et du ralentissement de l'activité des producteurs (1,6 million de dollars), des contributions à la baisse des dispositions contractuelles à l'égard du volume minimal (1,6 million de dollars), des ajustements de péréquation courants de 0,8 million de dollars et de la dotation aux amortissements liée au capital de maintenance en hausse pour atteindre 0,3 million de dollars. En outre, le premier trimestre de 2006 comportait des ajustements de péréquation courants positifs de 0,6 million de dollars liés aux activités de la période précédente.

Au premier trimestre de 2007, le débit a atteint en moyenne 552 mmpc/j comparativement à 570 mmpc/j au premier trimestre de 2006. Le recul de 3 pour cent a été principalement attribuable au fléchissement de la production naturelle et au ralentissement de l'activité des producteurs. L'incidence de ces éléments aurait été plus importante s'il n'avait été

d'un ajout de 19 mmpc/j au débit grâce aux nouvelles installations d'AltaGas situées à Clear Prairie, Clear Hills et Princess. De la baisse nette de 18 mmpc/j du débit, 14 mmpc/j, ou 2 pour cent, ont été attribuables au district nord et le reste, au district sud. Dans le district nord, la zone de forage de Wabasca, accessible uniquement en hiver, a subi des baisses de volumes de 12 mmpc/j en raison d'un programme de forage moins efficace que celui de l'exercice précédent. Malgré les récents fléchissements, AltaGas croit que le district nord est une zone offrant des occasions éventuelles d'accroissement du débit, en raison de la forte activité prévue chez les producteurs. Cette affirmation s'appuie sur la récente annonce d'AltaGas portant sur des projets de construction d'un gazoduc pour le transport de 90 mmpc/j de gaz naturel provenant de la région de Noel, en Colombie-Britannique, et sur l'ajout d'une capacité de traitement de 90 mmpc/j de gaz naturel à l'installation de traitement de Pouce Coupe, dans le nord-ouest de l'Alberta. Le recul dans le district sud est attribuable aux baisses naturelles, contrebalancées en partie par un débit accru provenant de la nouvelle installation de Princess.

L'utilisation de la capacité enregistrée au cours du premier trimestre de 2007 était de 54 pour cent, comparativement à 57 pour cent au cours du trimestre correspondant de l'exercice précédent. Cette baisse s'explique par un débit plus faible en raison du fléchissement de la production naturelle et le récent ralentissement des activités de forage des producteurs et des points de raccordement aux puits.

Les produits nets dans le secteur Collecte et traitement sur place pour le premier trimestre de 2007 ont atteint 31,6 millions de dollars, en regard de 31,9 millions de dollars pour la période correspondante de 2006. Les produits nets ont augmenté de 1,7 million de dollars en raison de taux plus élevés, de frais à la hausse et de recouvrements plus importants des frais d'exploitation. Ces hausses ont été contrebalancées par un montant de 1,0 million de dollars déclaré au premier trimestre de 2006 relativement aux dispositions contractuelles à l'égard du volume minimal, par un montant de 0,6 million de dollars lié aux ajustements des dispositions à l'égard du volume minimal comptabilisé au premier trimestre de 2007 et par un montant de 0,4 million de dollars attribuable à un débit plus faible en général.

Les charges d'exploitation et d'administration pour le premier trimestre de 2007 se sont élevées à 20,9 millions de dollars contre 19,3 millions de dollars pour la même période de 2006. L'augmentation de 1,6 million de dollars a été attribuable à des coûts supplémentaires liés aux nouvelles installations (1,0 million de dollars) et à des charges d'exploitation plus élevées surtout en raison de la croissance des coûts des entrepreneurs et des impôts fonciers.

La dotation aux amortissements a augmenté de 0,8 million de dollars au premier trimestre de 2007 en regard de la période correspondante en 2006 sous l'effet de l'amortissement attribuable aux installations nouvelles et agrandies et au capital de maintenance.

Au premier trimestre de 2007, le bénéfice d'exploitation du secteur Collecte et traitement sur place correspondait à 13 pour cent des produits nets, comparativement à 22 pour cent à la période correspondante de 2006. Le recul a découlé d'une hausse plus importante des charges d'exploitation et d'amortissement par rapport à la chute des produits nets pour les raisons énoncées dans la présente rubrique du rapport de gestion. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives

AltaGas prévoit une croissance des résultats dans le secteur Collecte et traitement sur place pendant le reste de l'exercice. Au cours du premier trimestre de 2007, les prix du gaz naturel sur les marchés d'Amérique du Nord se sont raffermis, et la tension inflationniste sur les coûts de forage et d'exploitation s'est relâchée. En conséquence, AltaGas prévoit une augmentation des activités de forage des producteurs, ce qui entraînera un accroissement du débit et du bénéfice d'exploitation. AltaGas continue aussi d'appliquer sa stratégie dans le but d'accroître le pourcentage des coûts d'exploitation passés aux clients, d'augmenter les volumes en ajoutant de nouvelles installations et de conclure un nombre plus élevé de contrats d'achat ferme pour atténuer l'incidence à cout terme de la baisse des activités de raccordement de puits et du fléchissement de la production naturelle. AltaGas prévoit que les prix du gaz naturel se maintiendront aux niveaux actuels et continueront de produire de nouvelles occasions d'agrandir, de construire et

d'acquérir des installations de traitement, les producteurs continuant d'investir dans les activités de forage. En 2007, AltaGas prévoit investir environ 50 millions de dollars en immobilisations en plus des coûts d'expansion décrits ci-après.

Conformément à sa stratégie d'étendre sa portée en Colombie-Britannique et dans le nord de l'Alberta où les producteurs sont très actifs et les infrastructures limitées, le 10 avril 2007, AltaGas a annoncé qu'elle allait construire un nouveau gazoduc pour le transport de 90 mmpc/j de gaz naturel de la région de Noel en Colombie-Britannique à son installation de traitement de gaz située à Pouce Coupe dans le nord-ouest de l'Alberta. AltaGas ajoutera aussi une capacité de traitement du gaz corrosif de 90 mmpc/j à son installation de Pouce Coupe. Le coût total du projet de construction du gazoduc de Noel et du projet d'agrandissement de l'installation de Pouce Coupe devrait s'élever à environ 90 millions de dollars et leur mise en service est prévue pour le milieu de 2008. AltaGas prévoit dépenser de 50 à 60 pour cent du capital en 2007. Le projet doit être approuvé par les autorités provinciale et fédérale. Un fois la mise en service effectuée, AltaGas prévoit un accroissement du débit de plus de 10 pour cent.

EXTRACTION ET TRANSPORT

Le secteur Extraction et transport comprend des participations dans quatre usines d'extraction d'éthane et de liquides de gaz naturel, une installation de fractionnement, cinq réseaux de gazoducs de transport de gaz naturel et un gazoduc de condensats.

Résultats financiers	Trimestres terminés les	31 mars
(en millions de dollars)	**2007**	2006
Produits	**37,4**	36,1
Produits nets	**15,8**	14,4
Charges d'administration et d'exploitation	**5,3**	4,2
Dotation aux amortissements	**2,0**	1,9
Bénéfice d'exploitation	**8,5**	8,3

Statistiques d'exploitation	Trimestres terminés les	31 mars
	2007	2006
Capacité d'amenée (mmpc/j)[1]	**554**	539
Volumes d'extraction (b/j)[2]	**22 622**	19 403
Volumes transportés (mmpc/j)[2, 3]	**408**	400

1) Au 31 mars

2) Moyenne de la période

3) Exclut les volumes du condensat du gazoduc

Au cours du premier trimestre de 2007, le bénéfice d'exploitation dans le secteur Extraction et transport s'est établi à 8,5 millions de dollars en regard de 8,3 millions de dollars pour la période correspondante de 2006. Cette augmentation est principalement attribuable aux volumes traités plus élevés grâce à l'achèvement récent du projet de récupération d'éthane améliorée à l'usine d'extraction d'éthane d'Edmonton, à une meilleure utilisation des installations dans l'une des usines d'Empress et à une augmentation de la participation dans l'autre usine d'Empress. Cette augmentation est en partie contrebalancée par un report des produits lié au réseau de transport de Suffield. Les différentiels de fractionnement moyens étaient d'environ 12 $/b au premier trimestre de 2007 comparativement à environ 13 $/b pour la période correspondante de 2006.

Les volumes moyens d'éthane et de liquides de gaz naturel (LGN) ont augmenté pour s'établir à 22 622 b/j au premier trimestre de 2007, comparativement à 19 403 b/j au trimestre correspondant de 2006. Cette augmentation est principalement attribuable au projet de récupération d'éthane améliorée qui a permis d'augmenter la capacité de traitement du gaz et le volume de récupération d'éthane à l'usine d'extraction d'éthane d'Edmonton, d'accroître les volumes de gaz naturel traité dans l'une des usines d'Empress et d'augmenter la participation dans l'autre usine d'Empress. Les volumes transportés ont progressé pour atteindre 408 mmpc/j au cours du premier trimestre de 2007, comparativement à 400 mmpc/j pour le trimestre correspondant de 2006, en raison principalement d'une hausse des volumes acheminés par le réseau de transport de Suffield.

Au premier trimestre de 2007, les produits nets se sont établis à 15,8 millions de dollars comparativement à 14,4 millions de dollars au trimestre correspondant de 2006. L'augmentation est principalement attribuable à des volumes plus élevés d'éthane et de LGN (1,6 million de dollars), en partie contrebalancée par l'incidence de la baisse des différentiels de fractionnement et un report des produits lié aux ententes contractuelles relatives au réseau de Suffield.

Les charges d'administration et d'exploitation dans le secteur Extraction et transport se sont établies à 5,3 millions de dollars au premier trimestre de 2007, en hausse par rapport aux 4,2 millions de dollars à la même période de 2006. Cette augmentation est principalement attribuable à des charges d'exploitation plus élevées dans les activités d'extraction, à cause de la récupération d'éthane améliorée à l'usine d'extraction d'éthane d'Edmonton, d'une

augmentation de la participation dans l'une des usines d'Empress et d'une hausse des coûts variables associés à une utilisation accrue.

La dotation aux amortissements du premier trimestre de 2007 a été semblable à celle du premier trimestre de 2006 dans le secteur Extraction et transport.

Pour le premier trimestre de 2007, le bénéfice d'exploitation correspondait à 54 pour cent des produits nets du secteur Extraction et transport, comparativement à 58 pour cent pour la période correspondante de 2006. Cette diminution est principalement due à l'incidence des volumes additionnels d'éthane traité dans les activités d'extraction qui génèrent en général des produits par baril moins élevés que les liquides. Cette diminution est compensée par l'augmentation des charges d'exploitation découlant d'une meilleure utilisation. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives

Le secteur Extraction et transport devrait continuer d'afficher une solide performance et des rendements prévisibles et stables grâce aux ententes contractuelles en vigueur. Dans les activités d'extraction, le projet de récupération d'éthane améliorée à l'usine d'extraction d'éthane d'Edmonton, terminé en janvier 2007, a permis d'accroître la capacité de production d'éthane de 800 b/j. L'incidence de la production tirée du projet de récupération d'éthane améliorée au cours d'un exercice complet et l'augmentation de la participation dans l'une des usines d'Empress devraient contribuer à la progression du bénéfice en 2007. Selon le prix du gaz naturel actuel et les prévisions de prix des produits, les différentiels de fractionnement des LGN en 2007 devraient être semblables à ceux réalisés au premier trimestre de 2007. Des volumes d'extraction plus élevés pourraient atténuer toute incidence de la baisse des différentiels de fractionnement pour le reste de l'année 2007 comparativement à 2006. En 2007, deux projets de transformation ont été planifiés dans les activités d'extraction : une au mois de mai à l'une des usines d'Empress et l'autre au mois de septembre à l'usine d'extraction d'éthane d'Edmonton. Le coût de ces deux projets devrait s'élever à 0,5 million de dollars, l'incidence devant être minime sur le bénéfice d'exploitation.

Les résultats des activités de transport pour l'exercice devraient être plus élevés comparativement à 2006, en raison principalement de l'expansion du gazoduc de Cold Lake qui devrait contribuer aux bénéfices dès le mois de mai 2007. Selon les volumes expédiés sur le réseau de Suffield au premier trimestre de 2007, AltaGas prévoit que des produits d'environ 0,4 million de dollars seront reportés d'ici la fin de 2007, comparativement à 0,8 million de dollars en 2006.

PRODUCTION D'ÉLECTRICITÉ

Le secteur Production d'électricité comprend 378 MW de la capacité de production d'électricité totale de l'Alberta par l'entremise de sa participation de 50 pour cent dans les ententes d'achats d'électricité (EAE) de Sundance B et d'un contrat de location-acquisition visant 25 MW de la capacité de pointe de production d'électricité alimentée au gaz.

Résultats financiers

(en millions de dollars)	**2007**	2006
Produits	**44,3**	51,7
Produits nets	**24,5**	24,9
Charges d'administration et d'exploitation	**0,5**	0,3
Dotation aux amortissements	**1,9**	1,8
Bénéfice d'exploitation	**22,1**	22,8

Statistiques d'exploitation	Trimestres terminés les 31 mars	
	2007	2006
Volume d'électricité vendue (GWh)	**666**	842
Prix moyen obtenu à la vente d'électricité ($/MWh)[1]	**66,54**	61,41
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	**63,62**	56,76

1) Moyenne de la période

Le bénéfice d'exploitation dans le secteur Production d'électricité pour le premier trimestre de 2007 a été de 22,1 millions de dollars, en regard de 22,8 millions de dollars pour la période correspondante de 2006. Les prix plus élevés obtenus de la vente d'électricité ont entraîné une augmentation du bénéfice d'exploitation de 3,4 millions de dollars des EAE de Sundance B et des installations de pointe. Pour le premier trimestre de 2006, les résultats comprenaient 4,1 millions de dollars découlant du contrat avec Genesee qui a expiré le 31 mars 2006.

Le volume d'électricité vendu au cours du trimestre terminé le 31 mars 2007 a été plus bas qu'au cours du même trimestre de 2006, à cause principalement de l'expiration du contrat d'électricité avec Genesee le 31 mars 2006 (216 GWh). Cette baisse a été en partie compensée par des volumes de pointe plus élevés (13 GWh).

Pour le premier trimestre de 2007, les produits nets du secteur Production d'électricité se sont établis à 24,5 millions de dollars comparativement à 24,9 millions de dollars pour la période correspondante de 2006. Cette baisse découlant de l'expiration du contrat avec Genesee (4,1 millions de dollars) est en partie compensée par des prix d'électricité plus élevés (3,0 millions de dollars) et une augmentation de l'apport des centrales de pointe alimentées au gaz naturel (0,7 million de dollars).

Les charges d'administration et d'exploitation au premier trimestre de 2007 se sont établies à 0,5 million de dollars comparativement à 0,3 million de dollars au premier trimestre de 2006, à cause des coûts plus élevés associés à la croissance et à l'exploitation des activités de production d'électricité.

La dotation aux amortissements du trimestre terminé le 31 mars 2007 a été semblable à celle du premier trimestre de 2006 étant donné qu'il n'y a eu aucune modification dans les immobilisations utilisées par le secteur.

Au premier trimestre de 2007, le bénéfice d'exploitation correspondait à 90 pour cent des produits nets, comparativement à 92 pour cent pour la période correspondante de 2006, principalement en raison de l'incidence sur les produits nets tel qu'il a été décrit ci-dessus. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives

Le bénéfice d'exploitation du secteur Production d'électricité devrait être plus élevé en 2007 qu'en 2006. La contribution des volumes d'électricité couverts devrait être plus importante en 2007 qu'en 2006 en raison de l'augmentation des prix moyens faisant l'objet de couverture qui s'élèvent à environ 66 $/MWh comparativement à 60 $/MWh en 2006. Conformément au programme de couverture d'AltaGas, près des deux tiers de la production d'électricité disponible en vertu des EAE de Sundance B ont été couverts, le tiers restant étant exposé au prix au comptant en Alberta. Les prix à terme actuels pour le reste de 2007 sont moins élevés qu'en 2006. Même avec des prix à terme plus bas, le bénéfice d'exploitation devrait être plus élevé pour l'exercice.

Au cours du premier trimestre de 2007, le gouvernement de l'Alberta a déposé un projet de loi (*Specified Gas Emitters Regulation*) afin de réduire les émissions de gaz à effet de serre («GES»). Si cette loi est adoptée, elle devrait faire augmenter les charges d'exploitation d'environ 2,5 millions de dollars en 2007 (environ 5,0 millions de dollars sur un an). Dans la mesure où ces charges peuvent être récupérées au moyen des prix plus élevés du Pool d'électricité par la réduction des émissions ou par la création ou l'acquisition de compensations, l'incidence sur l'augmentation des charges

sera moindre. En attendant, le propriétaire et exploitant de la centrale de Sundance cherche des occasions plus économiques que le prix courant proposé de 15 $/tonne d'équivalent-$CO_2$ d'améliorer l'efficacité de la centrale.

AltaGas a récemment annoncé l'acquisition de 14,4 MW supplémentaires de capacité de production d'électricité, augmentant sa capacité de production d'électricité alimentée au gaz de plus de 55 pour cent, soit 39,4 MW. La nouvelle capacité de production devrait être installée dans le sud de l'Alberta à des emplacements existants pouvant être approvisionnés en gaz naturel et ayant accès au réseau de transport de l'électricité. Les installations devraient être intégrées aux opérations courantes et être mises en services d'ici la fin de 2007. Le coût de l'installation est estimé à environ 8 millions de dollars à l'achèvement et, lorsqu'elle sera exploitée, l'installation devrait avoir un effet favorable sur le bénéfice net et les flux de trésorerie.

Le projet éolien Bear Mountain Wind, annoncé en 2006, comprend un contrat d'achat d'électricité d'une durée de 25 ans avec BC Hydro qui devrait entrer en service à la fin de 2009. AltaGas et son partenaire poursuivent leurs efforts pour maximiser la configuration du parc et conclure des contrats avec d'importants fournisseurs, et ils prévoient commencer la mise en chantier du projet au cours de la deuxième moitié de 2007. Les coûts du projet sont estimés à environ 200 millions de dollars. AltaGas n'a pas encore déterminé sa participation dans le projet étant donné que d'autres investisseurs pourraient vraisemblablement y participer.

SERVICES ÉNERGÉTIQUES

Le secteur Services énergétiques comprend deux secteurs d'exploitation essentiels : les activités de gestion énergétique, qui offrent des services de consultation et de gestion de l'offre, et montent des contrats de gaz naturel et d'électricité pour des utilisateurs finaux non résidentiels, et les activités de services gaziers, qui consistent en l'achat et la revente de gaz naturel, le transport et le stockage. Le secteur comporte également un petit portefeuille d'actifs de production de pétrole et de gaz naturel.

Résultats financiers	Trimestres terminés les 31 mars	
(en millions de dollars)	**2007**	2006
Produits	**335,6**	273,0
Produits nets	**6,0**	6,1
Charges d'administration et d'exploitation	**4,3**	4,4
Amortissement	**1,2**	1,1
Bénéfice d'exploitation	**0,5**	0,6

Statistiques d'exploitation	Trimestres terminés les 31 mars	
	2007	2006
Contrats de services de gestion énergétique[1]	**1 413**	1 274
Volumes de gaz moyens en gros négociés (GJ/j)[2]	**407 272**	310 767

1) Contrats de services de gestion énergétique en vigueur à la fin de la période visée

2) Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.

Au premier trimestre de 2007, le bénéfice d'exploitation s'est établi à 0,5 million de dollars comparativement à 0,6 million de dollars pour la période correspondante de 2006. Le bénéfice d'exploitation a augmenté en raison de la hausse des contributions des activités de services gaziers, mais a été contrebalancé par la baisse des contributions de 0,5 million de dollars des activités de production pétrolière et de gaz et de 0,4 million de dollars des activités de gestion énergétique.

Les produits nets au premier trimestre de 2007 se sont établis à 6,0 millions de dollars comparativement à 6,1 millions de dollars pour la même période de 2006. Les produits nets des activités de services gaziers ont été plus élevés de 0,7 million de dollars qu'au premier trimestre de 2006, reflétant la hausse des volumes de gaz à prix fixe et des produits

tirés du transport en raison de l'intensification des activités des services gaziers. Dans le secteur de la gestion énergétique, les produits nets ont augmenté en raison de la percée dans le marché ontarien de l'électricité et de la croissance réussie dans des secteurs ciblés, mais ont été contrebalancés par des produits moins élevés découlant d'un bénéfice non récurrent au premier trimestre de 2006 lié à des contrats de gestion énergétique. Le secteur de la gestion énergétique a causé une baisse d'ensemble des produits nets de 0,3 million de dollars. Les produits nets des actifs de production pétrolière et gazière ont été moins élevés de 0,5 million de dollars au premier trimestre de 2007 comparativement à la période correspondante de 2006, reflétant une production moins importante (0,3 million de dollars) et la baisse des prix du gaz naturel (0,2 million de dollars), en partie contrebalancées par des redevances moins élevées (0,1 million de dollars).

Le secteur Services énergétiques joue un rôle prépondérant dans l'augmentation de la valeur des actifs des autres secteurs d'AltaGas. Les Services énergétiques collaborent avec les autres secteurs afin d'optimiser les actifs d'AltaGas et ainsi contribuer à la croissance du bénéfice d'AltaGas dans son ensemble. Au premier trimestre de 2007, le secteur Services énergétiques a assuré l'approvisionnement en gaz des installations d'extraction, contribuant à la hausse des produits nets du secteur Extraction et transport de 0,5 million de dollars (0,2 million de dollars au premier trimestre de 2006).

Les charges d'exploitation et d'administration du premier trimestre de 2007 sont demeurées relativement inchangées comparativement au même trimestre de 2006.

La dotation aux amortissements, de 1,2 million de dollars au premier trimestre de 2007, a été légèrement plus élevée qu'à la période correspondante de l'exercice précédent, reflétant un épuisement plus important des activités de production pétrolière et gazière.

Le bénéfice d'exploitation en pourcentage des produits nets du premier trimestre de 2007 s'est élevé à 9 pour cent, soit un niveau semblable à celui du premier trimestre de 2006. (Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Perspectives

AltaGas prévoit une croissance des activités de gestion énergétique en continuant à développer les services de gestion d'approvisionnement énergétique en Ontario et en adoptant une stratégie axée sur des comptes nationaux dans des secteurs ciblés précis. Les activités de services gaziers devraient également croître en raison du blocage des contrats d'achat et de vente adossés qui sont censés dégager des marges bénéficiaires fixes pendant des termes pouvant atteindre jusqu'à cinq ans. Le secteur devrait aussi contribuer à la croissance du bénéfice d'autres secteurs alors que des occasions de rehaussement de la valeur des actifs d'AltaGas seront recherchées au moyen d'une intégration accrue.

Au fil des ans, AltaGas a accumulé un portefeuille d'actifs de production de pétrole et de gaz naturel lié aux importantes acquisitions d'installations de collecte et de traitement. AltaGas détient et produit ces actifs principalement à titre de couverture d'un contrat à long terme de vente de gaz naturel. Vers la fin de 2006, la Fiducie a déterminé le prix relatif à cet engagement à long terme visant la vente de gaz naturel à un tiers. Puisque ces actifs sont jugés secondaires et ont accusé des baisses de production en raison de dépenses en immobilisations minimales au cours des derniers exercices, AltaGas étudie des possibilités de maximisation de la valeur de ces actifs.

SIÈGE SOCIAL

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux de l'entreprise, les placements dans des entités ouvertes et fermées ainsi que l'incidence des variations de la juste valeur des actifs et des passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres, le rendement du capital investi et le bénéfice d'exploitation exprimé en pourcentage des produits nets, compte non tenu de l'incidence de la volatilité des prix des marchandises et des taux de

change. La direction étudie l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice d'exploitation est présentée et évaluée dans le secteur du Siège social.

Résultats financiers	Trimestres terminés les 31 mars	
(en millions de dollars)	**2007**	2006
Produits[1]	**1,9**	2,1
Gains latents (pertes latentes) sur gestion du risque	**0,1**	-
Produits nets	**2,0**	2,1
Charges d'administration et d'exploitation	**7,7**	5,1
Amortissement	**0,6**	0,6
Perte d'exploitation	**(6,3)**	(3,6)
Perte d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**(6,4)**	(3,6)

1) Exclut les gains latents (pertes latentes) sur gestion du risque.

La perte d'exploitation avant les gains latents sur la gestion du risque au premier trimestre de 2007 s'est établie à 6,4 millions de dollars comparativement à 3,6 millions de dollars pour la période correspondante de 2006. La hausse de 2,8 millions de dollars de la perte découle principalement de l'augmentation de la charge de rémunération, de la baisse des coûts attribués aux secteurs d'exploitation, d'un rajustement lié à la quote-part du bénéfice de 2005 tiré du placement d'AltaGas dans la société en commandite Taylor NGL («Taylor») comptabilisée au premier trimestre de 2006 et à la hausse des coûts indirects du Siège social, en partie contrebalancés par un gain non récurrent lié à la résiliation de swaps de taux d'intérêt en raison de l'émission de billets à moyen terme de 100 millions de dollars en janvier 2007.

Pour le premier trimestre de 2007, les produits nets se sont établis à 2,0 millions de dollars, comparativement à 2,1 millions de dollars pour la période correspondante de 2006, en raison d'un rajustement non récurrent lié à la quote-part du bénéfice de 2005 (0,5 million de dollars), en partie contrebalancé par le gain de 0,4 million de dollars comptabilisé en raison de la résiliation de swaps de taux d'intérêt.

Les charges d'exploitation et d'administration pour le trimestre terminé le 31 mars 2007 ont été de 7,7 millions de dollars comparativement à 5,1 millions de dollars pour le trimestre correspondant de 2006. L'augmentation de 2,6 millions de dollars est surtout liée à la hausse de la charge de rémunération (1,5 million de dollars), à la baisse de 0,6 million de dollars des coûts attribués aux secteurs d'exploitation et à la hausse de 0,5 million de dollars des coûts indirects du Siège social. L'augmentation de 0,6 million de dollars de la charge de rémunération est due à la baisse des coûts au premier trimestre de 2006, certains coûts de 2006 ayant été comptabilisés au quatrième trimestre de 2006.

La dotation aux amortissements du premier trimestre de 2007 a été semblable à celle du premier trimestre de 2006.

Avec prise d'effet le 1er janvier 2007, AltaGas a adopté de nouvelles normes comptables qui exigent que la juste valeur de la totalité des instruments financiers soit reflétée dans les états financiers. Au moment de l'adoption, le 1er janvier 2007, AltaGas a comptabilisé des actifs et des passifs liés à des instruments financiers respectivement de 107,8 millions de dollars et de 110,6 millions de dollars. L'incidence nette sur les bénéfices cumulés et les autres éléments du résultat étendu le 1er janvier 2007 a été respectivement de (0,2) million de dollars et de (2,6) millions de dollars. Au premier trimestre de 2007, la juste valeur des instruments financiers a varié de (0,2) million de dollars, dont une tranche de (0,5) million de dollars a été comptabilisée à titre de perte d'exploitation et le solde de 0,3 million de dollars à titre d'augmentation des autres éléments du résultat étendu. Au 31 mars 2007, AltaGas a comptabilisé des actifs et des passifs liés à des instruments financiers de 140,8 millions de dollars et de 143,8 millions de dollars.

Perspectives

La perte d'exploitation de 2007 du secteur Siège social devrait être légèrement supérieure à celle de 2006. Les produits tirés des placements dans Taylor et dans AltaGas Utility Group Inc. («Utility Group») devraient demeurer relativement stables et AltaGas prévoit une baisse des coûts continus nécessaires à la conformité aux exigences d'attestations des Autorités canadiennes en valeurs mobilières. La baisse des coûts de conformité aux exigences d'attestation devrait être contrebalancée par la hausse de la charge de rémunération et de la dotation aux amortissements liés à l'augmentation des investissements technologiques visant à soutenir la croissance de la Fiducie et à diminuer les coûts attribués aux secteurs d'exploitation.

L'incidence des instruments financiers est fondée sur des estimations liées aux prix des marchandises et aux taux de change au fil du temps. Les montants réels varient en fonction de ces facteurs. Par conséquent, la direction n'est pas en mesure de prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être minimale puisque la Fiducie utilise des instruments financiers pour gérer son exposition aux variations du prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges arrêtées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours du premier trimestre de 2007, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs pour 6,9 millions de dollars, comparativement à 18,5 millions de dollars pour le premier trimestre de 2006.

Trimestre terminé le 31 mars 2007 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	**3,2**	**2,4**	**-**	**0,5**	**0,6**	**6,7**
Placements à long terme et autres actifs	**-**	**-**	**0,1**	**-**	**0,1**	**0,2**
	3,2	**2,4**	**0,1**	**0,5**	**0,7**	**6,9**
Cessions :						
Immobilisations	**(1,2)**	**(0,3)**	**-**	**-**	**-**	**(1,5)**
Capital investi net	**2,0**	**2,1**	**0,1**	**0,5**	**0,7**	**5,4**

Trimestre terminé le 31 mars 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	15,0	0,4	1,2	0,2	0,5	17,3
Placements à long terme et autres actifs	-	-	-	-	1,2	1,2
	15,0	0,4	1,2	0,2	1,7	18,5
Cessions :						
Immobilisations	(0,3)	-	-	-	-	(0,3)
Capital investi net	14,7	0,4	1,2	0,2	1,7	18,2

La Fiducie range son capital investi sous les catégories maintenance, croissance et administration.

Au cours du premier trimestre de 2007, des projets de dépenses en capital de maintenance totalisant 1,2 million de dollars (1,6 million de dollars au premier trimestre de 2006) ont été entrepris principalement dans le secteur Collecte et traitement sur place. Une somme additionnelle de 1,2 million de dollars (0,6 million de dollars au premier trimestre de 2006) a été dépensée en 2007 en immobilisations d'administration, incluant des projets portant sur du matériel

informatique et des logiciels visant à accroître l'efficacité des fonctions d'exploitation et d'administration de la Fiducie. Des 4,5 millions de dollars dépensés au titre de la croissance au premier trimestre de 2007 (16,3 millions de dollars au premier trimestre de 2006), une tranche de 2,1 millions de dollars était principalement liée à l'agrandissement de l'installation gazière de Shauvanon et à l'ajout de compression à Sylvan Lake dans le secteur Collecte et traitement sur place. Dans le secteur Extraction et transport, le capital de croissance de 2,2 millions de dollars avait trait au prolongement du gazoduc de transport de Cold Lake et au projet de récupération de l'éthane améliorée à l'installation d'extraction d'éthane d'Edmonton. Dans le secteur Production d'électricité, un montant de 0,1 million de dollars a été engagé par les partenariats de développement de l'énergie éolienne.

Trimestre terminé le 31 mars 2007 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	**1,0**	**0,2**	**-**	**-**	**-**	**1,2**
Croissance	**2,1**	**2,2**	**0,1**	**-**	**0,1**	**4,5**
Administration	**0,1**	**-**	**-**	**0,5**	**0,6**	**1,2**
Capital investi	**3,2**	**2,4**	**0,1**	**0,5**	**0,7**	**6,9**

Trimestre terminé le 31 mars 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	1,3	0,2	-	0,1	-	1,6
Croissance	13,7	0,1	1,2	-	1,3	16,3
Administration	-	0,1	-	0,1	0,4	0,6
Capital investi	15,0	0,4	1,2	0,2	1,7	18,5

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats dérivés financiers pour gérer son exposition aux variations du prix des marchandises, des taux d'intérêt et des taux de change, particulièrement dans le secteur Production d'électricité et relativement aux taux d'intérêt sur la dette. Au cours du trimestre terminé le 31 mars 2007, la Fiducie détenait des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz et l'électricité pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité précisée d'un actif sous-jacent à l'autre partie à une date future à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixe-variable sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un taux horaire, et les prix variaient entre 6,26 $/MWh et 674,37 $/MWh au cours du premier trimestre de 2007, alors que le prix au comptant moyen était de 63,62 $/MWh. AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'installations électriques de 2007 que la direction a jugées optimales. Le prix moyen obtenu pour les ventes d'électricité par la Fiducie au premier trimestre de 2007 a été de 66,54 $/MWh.

- Contrats à terme sur taux d'intérêt : La Fiducie conclut des swaps de taux d'intérêt en vertu desquels des taux d'intérêt fixes sont échangés contre des paiements de taux d'intérêt variables. Au 31 mars 2007, la Fiducie avait établi des swaps à échéance variée pour fixer les taux d'intérêt sur sa dette bancaire prélevée de 25,0 millions de dollars. Compte tenu des billets à moyen terme et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 92,4 pour cent de la dette d'AltaGas.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable. Le risque de change de la Fiducie était négligeable au 31 mars 2007.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

Par le passé, la Fiducie a eu recours à du financement par emprunt et par capitaux propres dans la mesure où les fonds provenant de l'exploitation et le produit du régime de réinvestissement des distributions ne suffisaient pas au financement des distributions, des dépenses en immobilisations, des acquisitions et des variations du fonds de roulement découlant des activités de financement et d'investissement. Si des acquisitions plus importantes nécessitent un financement provenant d'autres sources, la direction croit qu'AltaGas pourrait avoir accès aux marchés des capitaux propres et des capitaux d'emprunt pour obtenir du financement additionnel.

Pour le moment, AltaGas ne prévoit pas, de manière raisonnable, qu'une tendance ou incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles, à l'exception des flux de trésorerie provenant de l'exploitation qui pourraient être touchés par l'adoption du projet d'imposition du fédéral de la composante imposable de la distribution de la Fiducie à compter de l'année d'imposition 2011.

Flux de trésorerie	Trimestres terminés les 31 mars	
(en millions de dollars)	**2007**	2006
Flux de trésorerie provenant de l'exploitation	**46,1**	25,7
Activités d'investissement	**(10,9)**	(22,5)
Activités de financement	**(26,1)**	(4,2)
Variation de la trésorerie	**9,1**	(1,0)

Flux de trésorerie provenant de l'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés sont passés de 25,7 millions de dollars pour le premier trimestre de 2006 à 46,1 millions de dollars pour le premier trimestre de 2007, soit une hausse de 79 pour cent. Bien que les flux de trésorerie provenant de l'exploitation aient subi l'incidence d'un bénéfice moins important au premier trimestre de 2007, l'augmentation découle principalement des variations des éléments hors caisse du fonds de roulement.

Le fonds de roulement s'est établi à 12,4 millions de dollars à la fin du premier trimestre de 2007, comparativement à 20,4 millions de dollars à la fin du premier trimestre de 2006. Les activités de gestion du risque comptent pour 10,0 millions de dollars dans l'écart du fonds de roulement entre les deux périodes.

Fonds de roulement	Trimestres terminés les 31 mars	
(en millions de dollars sauf les montants des ratios)	**2007**	2006
Actif à court terme	**298,4**	190,2
Passif à court terme	**286,0**	169,8
Fonds de roulement	**12,4**	20,4
Ratio à court terme	**1,04**	1,12

Activités d'investissement

Au cours du premier trimestre de 2007, la Fiducie a utilisé des flux de trésorerie pour des activités d'investissement de 10,9 millions de dollars comparativement à 22,5 millions de dollars pour des activités d'investissement au cours de la même période de 2006. L'acquisition d'immobilisations, de placements à long terme et d'autres actifs a totalisé 11,4 millions de dollars au premier trimestre de 2007, en regard de 25,2 millions de dollars au premier trimestre de 2006. Une description des acquisitions et des placements comprenant ces montants figure à la rubrique «Capital investi» du présent rapport de gestion.

Activités de financement

Les flux de trésorerie affectés aux activités de financement se sont établis à 26,1 millions de dollars au premier trimestre de 2007, en hausse de 21,9 millions de dollars, en regard de 4,2 millions de dollars au premier trimestre de 2006. L'augmentation découle essentiellement de la réduction de la dette à long terme au premier trimestre de 2007 en raison de flux de trésorerie provenant de l'exploitation plus importants et du produit du programme de réinvestissement des distributions, en partie contrebalancés par des distributions plus élevées versées aux porteurs de parts et une augmentation de la dette à court terme.

Sources de financement

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 31 mars 2007, AltaGas avait un encours total de la dette de 255,2 millions de dollars, ce qui est inférieur aux 265,5 millions de dollars au 31 décembre 2006. Au 31 mars 2007, la Fiducie avait 200 millions de dollars en billets à moyen terme en circulation et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 425,0 millions de dollars. Au 31 mars 2007, la dette bancaire prélevée de la Fiducie s'établissait à 42,5 millions de dollars et les lettres de crédit en cours totalisaient 71,1 millions de dollars.

La Fiducie a comptabilisé une réduction de 1,1 million de dollars de sa dette à long terme en raison de l'adoption de nouvelles normes sur les instruments financiers. La réduction reflète le reclassement des charges financières reportées liées à la dette à long terme qui ont auparavant été comptabilisées aux postes Autres actifs à court terme et Placements à long terme et autres actifs au bilan de la Fiducie.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Le ratio d'endettement cible d'AltaGas se situe entre 40 et 45 pour cent. Au 31 mars 2007, le ratio d'endettement de la Fiducie avait reculé à 32,3 pour cent en regard de 33,4 pour cent au 31 décembre 2006. La couverture des bénéfices de la Fiducie pour les 12 derniers mois terminés le 31 mars 2007 s'est établie à 9,24 fois.

Dominion Bond Rating Service (DBRS) attribue à AltaGas Income Trust et aux billets à moyen terme émis par AltaGas Income Trust la cote BBB (faible) avec une perspective positive. En décembre 2006, DBRS a confirmé la cote BBB (faible) pour les billets à moyen terme émis par AltaGas et une note de stabilité de STA-3 (moyen), et a modifié la perspective de la note des billets à moyen terme de stable à positive.

Standard & Poor's (S&P) attribue au crédit à long terme de la Fiducie la cote BBB- avec perspective stable, et la cote BBB – à sa dette non garantie de premier rang. En janvier 2007, S&P a reconduit sa notation d'AltaGas.

Les évaluations de crédit visent à fournir aux investisseurs une mesure indépendante de la qualité de crédit d'une émission de titres et sont des indicateurs de la probabilité de paiement et de la capacité d'une entité de respecter ses engagements financiers selon les conditions établies. Les cotes de stabilité visent à communiquer l'opinion d'une

agence d'évaluation concernant la stabilité et la viabilité relatives du flux de distribution d'une entité comparativement à d'autres entités de revenu canadiennes évaluées.

Obligations contractuelles

Il n'y a eu aucun changement important aux obligations contractuelles d'AltaGas par rapport à celles présentées dans le rapport de gestion figurant dans le rapport annuel de 2006 de la Fiducie, à l'exception de l'émission de billets à moyen terme de premier rang non garantis totalisant 100 millions de dollars le 19 janvier 2007. Les billets portent un taux d'intérêt nominal de 5,07 pour cent et viennent à échéance le 19 janvier 2012. Le produit de l'émission des billets à moyen terme a été affecté au remboursement de la dette bancaire et aux fins générales du siège social.

PARTIES LIÉES

La Fiducie a vendu 38,9 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière au premier trimestre de 2007. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 7 500 $ de cette dernière pour des services administratifs. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,1 million de dollars.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 21 171 $ ont été versés au cours du premier trimestre de 2007 (20 114 $ au premier trimestre de 2006). Le bail de cinq ans vient à échéance en 2007 et est renouvelable au gré d'AltaGas pour trois autres années. (Se reporter à la note 9 des états financiers consolidés intermédiaires.)

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	T1-07	T4-06	T3-06	T2-06	T1-06	T4-05	T3-05	T2-05
Produits nets[1]	**79,3**	84,6	82,5	72,8	79,1	78,7	71,3	67,5
Bénéfice d'exploitation[1]	**29,0**	32,0	33,7	26,0	35,0	29,0	22,9	22,0
Bénéfice net	**24,6**	27,3	28,8	29,9	28,6	26,4	17,2	19,1

(en dollars par part)	T1-07	T4-06	T3-06	T2-06	T1-06	T4-05	T3-05	T2-05
Bénéfice net								
De base	**0,43**	0,49	0,52	0,54	0,52	0,48	0,32	0,35
Dilué	**0,43**	0,49	0,52	0,54	0,52	0,48	0,32	0,35
Distributions déclarées[2]	**0,51**	0,51	0,505	0,495	0,485	0,48	0,47	0,45

1) *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

2) *Ne tient pas compte de la distribution d'actions par suite de la scission partielle du secteur Distribution de gaz naturel. La Fiducie a émis une action ordinaire d'Utility Group (évaluée à 7,50 $ l'action) pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005, ajoutant une valeur additionnelle de 0,54 $ la part.*

Les tendances qui se dégagent des activités d'AltaGas des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable y compris la hausse générale des prix de l'électricité en Alberta, le caractère saisonnier du secteur Distribution de gaz naturel jusqu'au moment de sa scission partielle en novembre 2005 et les cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Le bénéfice net du deuxième trimestre de 2005 comprenait une perte après impôts de 0,4 million de dollars liée à la participation de la Fiducie dans Taylor.
- La scission partielle du secteur Distribution de gaz naturel a eu une incidence après impôts nette de 0,1 million de dollars sur les résultats du quatrième trimestre de 2005. De plus, le bénéfice d'exploitation a reculé d'environ

2 millions de dollars par suite de la possession à 100 pour cent du secteur Distribution de gaz naturel pendant seulement six semaines au cours du trimestre et d'un recouvrement d'impôt de 1,6 million de dollars découlant d'un rajustement au titre des soldes d'impôts futurs. Les prix plus élevés obtenus pour la vente d'électricité et la baisse des intérêts débiteurs ont également influé sur les résultats.

- Les résultats du secteur Collecte et traitement sur place sont généralement moins élevés au premier trimestre qu'au quatrième trimestre.
- Les prix de l'électricité élevés, les différentiels de fractionnement plus importants et le recul des intérêts débiteurs tout au long de 2006 ont entraîné de solides résultats financiers pour tous les trimestres, contrebalancés en partie par l'apport du secteur Distribution de gaz naturel du premier trimestre de 2005 en raison de la scission partielle de ce secteur en novembre 2005.
- Au deuxième trimestre de 2006, une économie d'impôts futurs sans effet sur la trésorerie de 6,6 millions de dollars a été constatée par suite d'une réduction des taux d'imposition des sociétés du gouvernement fédéral et de l'Alberta.
- Au quatrième trimestre de 2006, la Fiducie a constaté une perte de valeur de l'écart d'acquisition de 0,6 million de dollars et reporté 0,8 million de dollars de produits tirés des activités de transport.
- Au premier trimestre de 2007, le secteur Collecte et traitement sur place a affiché un bénéfice d'exploitation moins élevé en raison d'ajustements de péréquation, d'un débit moins important et de contributions à la baisse des dispositions contractuelles à l'égard du volume minimal.

ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 10 avril 2007, AltaGas a annoncé la construction d'un nouveau gazoduc pour le transport de gaz naturel de la région de Noel en Colombie-Britannique à son installation de traitement de gaz située à Pouce Coupe dans le nord-ouest de l'Alberta. En outre, AltaGas ajoutera une capacité de traitement du gaz corrosif de 90 mmpc/j à son installation de Pouce Coupe. Le coût total des projets devrait s'élever à 90 millions de dollars et la mise en service est prévue pour le milieu de 2008, sous réserve de l'approbation des autorités provinciale et fédérale.

Le 24 avril 2007, AltaGas a annoncé l'acquisition de 14,4 MW supplémentaires de capacité de production d'électricité, composée de six unités alimentées au gaz de 2,4 MW, qui seront installées dans le sud de l'Alberta à des emplacements pouvant être approvisionnés en gaz naturel et ayant accès au réseau de transport de l'électricité. Le coût de la nouvelle capacité de production devrait s'élever à environ 8 millions de dollars, y compris l'installation, et devrait être en service d'ici la fin de 2007.

RÉGLEMENTATION PROPOSÉE VISANT À RÉDUIRE LES ÉMISSIONS DE GAZ À EFFET DE SERRE

Au premier trimestre de 2007, le gouvernement de l'Alberta a présenté la Specified Gas Emitters Regulation, laquelle, si elle est adoptée, régira les émissions des grandes installations, y compris la centrale Sundance. À compter du 1er juillet 2007, les propriétaires de ces installations pourront choisir de réduire leurs émissions de 12 pour cent, d'acquérir un montant équivalent de crédits compensatoires ou de contribuer 15 $ la tonne au Fonds de gestion des changements climatiques et des émissions. AltaGas participe activement au processus de consultation.

Le 26 avril 2007, le gouvernement fédéral a annoncé ses mesures visant à réduire les émissions de GES et autres polluants. Puisque les informations relativement à ces faits nouveaux sont limitées, il est difficile d'en estimer l'incidence sur la Fiducie. AltaGas continuera de surveiller et d'évaluer l'incidence potentielle de ces annonces sur ses activités.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres ASI ont échangé leurs actions de la société pour des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

Parts en circulation

Au 31 mars 2007, la Fiducie comptait 54,8 millions de parts de fiducie et 2,1 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,4 milliard de dollars, d'après le cours de clôture de 24,46 $ la part de fiducie le 31 mars 2007. Au 31 mars 2007, il y avait 1,1 million d'options en cours et 150 525 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie distribuables durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de capital de maintenance et de croissance, et de remboursement de la dette de la Fiducie. Au premier trimestre de 2007, la Fiducie a déclaré des distributions de 28,9 millions de dollars comparativement à 26,3 millions de dollars au premier trimestre de 2006. L'encaisse distribuable de la Fiducie pour le premier trimestre de 2007 s'est établie à 37,0 millions de dollars comparativement à 39,4 millions de dollars pour la période correspondante de l'exercice précédent et a été plus que suffisante pour financer la totalité des distributions aux porteurs de parts. La Fiducie compte verser la quasi-totalité de ses flux de trésorerie distribuables durables au moyen de distributions mensuelles régulières aux porteurs de parts. (Voir la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.)

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2005 :

(en dollars par part)	**2007**	2006	2005
Premier trimestre	**0,51**	0,485	0,45
Deuxième trimestre	-	0,495	0,45
Troisième trimestre	-	0,505	0,47
Quatrième trimestre	-	0,510	0,48
Distribution d'actions[1]	-	-	0,54
	0,51	1,995	2,39

1) Une action d'Utility Group a été émise pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005.

MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications de 2007

Avec prise d'effet le 1er janvier 2007, AltaGas a adopté le chapitre révisé 1506 du *Manuel de l'institut Canadien des Comptables Agréés* (ICCA). Ce chapitre prescrit les critères de modification de conventions comptables, de même que le traitement comptable et les informations à fournir à l'égard des modifications de conventions comptables, des modifications d'estimations comptables et des corrections d'erreurs. L'adoption de cette norme n'a pas eu d'incidence importante sur les états financiers consolidés du premier trimestre de 2007.

Instruments financiers

Avec prise d'effet le 1er janvier 2007, la Fiducie a adopté prospectivement le chapitre 3855 du *Manuel de l'ICCA*, «Instruments financiers – comptabilisation et évaluation», le chapitre 3865, «Couvertures», le chapitre 1530, «Résultat étendu», et le chapitre 3861, «Instruments financiers – informations à fournir et présentation». L'incidence de l'adoption de ces nouvelles normes est reflétée dans les résultats de la Fiducie pour le trimestre considéré, et les états financiers correspondants de l'exercice précédent n'ont pas été retraités. Bien que les nouvelles règles se soient traduites par des modifications dans la façon dont la Fiducie comptabilise ses instruments financiers, il n'y a pas eu d'incidence importante sur les résultats financiers de la Fiducie pour le trimestre considéré. Pour une description des nouvelles règles comptables et l'incidence de leur adoption sur les états financiers de la Fiducie, se reporter à la note 2 des états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2007.

Modifications comptables futures

Chapitre 1535 : Informations à fournir concernant le capital

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre entrera en vigueur le 1er janvier 2008 pour la Fiducie.

Chapitre 3862 : Instruments financiers – Informations à fournir et chapitre 3863 : Instruments financiers – présentation

Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres entreront en vigueur le 1er janvier 2008 pour la Fiducie.

Normes IFRS

En 2006, le Conseil des normes comptables («CNC») a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC expose la convergence des PCGR du Canada et des normes IFRS sur une période de transition prévue de cinq ans. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des normes IFRS pour 2011, l'incidence financière de la transition vers les normes IFRS ne peut pas être raisonnablement évaluée à l'heure actuelle.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas demeurent inchangées depuis le 31 décembre 2006 à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2007. Pour en savoir plus à l'égard de ces conventions, consulter les notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel de 2006 d'AltaGas.

ESTIMATIONS COMPTABLES CRITIQUES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés intermédiaires de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2007 et les notes afférentes aux états financiers consolidés vérifiés de 2006 figurant dans le rapport annuel de 2006 de la Fiducie. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans différentes conditions ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas ont trait aux actifs et aux passifs de gestion du risque, à la dotation aux amortissements, aux obligations liées à la mise hors service d'immobilisations et à l'évaluation de la dépréciation d'actifs. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le

rapport annuel de 2006 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour le trimestre terminé le 31 mars 2007.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans les rapports ou soumise en vertu de la loi sur les valeurs mobilières applicable est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer.

CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie est chargée d'établir et de maintenir des contrôles internes à l'égard de l'information financière pour fournir l'assurance raisonnable que les informations financières et la préparation des états financiers sont fiables. Tous les systèmes de contrôle interne, peu importe la qualité de leur conception, ont leur limite. Un système de conception ultra efficace ne peut fournir qu'une assurance raisonnable à l'égard de la préparation et de la présentation des états financiers.

Au cours du premier trimestre de 2007, les contrôles internes à l'égard de l'information financière de la Fiducie ont été modifiés en raison de l'adoption de nouvelles normes comptables relatives aux instruments financiers et au résultat étendu ainsi que de la mise en place d'un nouveau logiciel visant à superviser les activités de gestion du risque des activités de Calgary. Ces modifications ont eu une incidence sur les conventions et processus comptables ainsi que sur les contrôles d'application de la technologie de l'information de la Fiducie et, par conséquent, les contrôles internes ont été mis à jour.

IMPOSITION DES FIDUCIES DE REVENU

Le 31 octobre 2006, le gouvernement du Canada a annoncé un projet de loi visant l'imposition de certaines fiducies et sociétés en commandite cotées en Bourse ainsi que de leurs porteurs de parts. D'une manière générale, les changements proposés ne prendront effet qu'à compter du 1er janvier 2011, sous réserve que l'entité ne connaisse qu'une «croissance normale» conformément aux directives publiées par le ministère des Finances le 15 décembre 2006 avant ce moment. Conformément aux changements proposés, certaines distributions de bénéfices par la Fiducie seront assujetties à l'impôt sur les bénéfices de la Fiducie et seront constatées à titre de dividendes versés par une société canadienne imposable à des porteurs de parts. Un avant-projet de loi visant la mise en place de cet impôt a été publié aux fins de commentaires le 21 décembre 2006 et la législation visant à mettre en place les changements proposés est maintenant incluse dans le projet de loi C-52, qui a passé l'étape de la première lecture à la Chambre des communes le 29 mars 2007. La direction compte adapter les stratégies organisationnelles de la Fiducie au changement de la loi fiscale en vue d'accroître la valeur dans l'intérêt des porteurs de parts.

Bilans consolidés

(non vérifié)

(en milliers de dollars)	31 mars 2007	31 décembre 2006
ACTIF		
Actif à court terme		
Trésorerie et équivalents de trésorerie	**22 380 $**	13 226 $
Débiteurs	**192 304**	224 533
Stocks	**111**	61
Dépôts des clients	**16 200**	16 304
Gestion du risque *(note 4)*	**64 942**	-
Divers	**2 499**	9 277
	298 436	263 401
Immobilisations	**673 085**	677 941
Ententes, contrats et relations de services énergétiques	**101 426**	103 330
Écart d'acquisition	**18 260**	18 260
Gestion du risque *(note 4)*	**75 868**	-
Placements à long terme et autres actifs	**46 869**	46 643
	1 213 944 $	1 109 575 $
PASSIF ET AVOIR DES PORTEURS DE PARTS		
Passif à court terme		
Créditeurs et charges à payer	**170 184**	200 882
Distributions à payer aux porteurs de parts	**9 674**	9 588
Dette à court terme	**7 500**	-
Tranche de la dette à long terme échéant à moins d'un an	**1 172**	1 147
Dépôts des clients	**16 200**	16 304
Produits constatés d'avance	**986**	788
Gestion du risque *(note 4)*	**74 885**	-
Divers	**5 389**	10 982
	285 990	239 691
Dette à long terme	**246 519**	264 340
Obligations liées à la mise hors service d'immobilisations	**23 655**	23 350
Impôts futurs	**46 570**	51 252
Gestion du risque *(note 4)*	**74 385**	-
Autres passifs à long terme	**1 720**	1 526
	678 839	580 159
Avoir des porteurs de parts *(notes 5 et 6)*	**535 105**	529 416
	1 213 944 $	1 109 575 $

Voir les notes afférentes aux états financiers consolidés.

États des résultats et des bénéfices cumulés consolidés

(non vérifié)

Trimestres terminés les *(en milliers de dollars, sauf les montants par part et le nombre de parts)*	**31 mars 2007**		31 mars 2006	
PRODUITS				
Exploitation	**426 042**	**$**	375 704	$
Gains latents (pertes latentes) sur gestion du risque	**62**		-	
Divers	**1 961**		2 034	
	428 065		377 738	
CHARGES				
Coût des produits vendus	**348 773**		298 639	
Charges d'administration et d'exploitation	**38 061**		33 017	
Amortissement	**12 192**		11 116	
	399 026		342 772	
Bénéfice d'exploitation	**29 039**		34 966	
Intérêts débiteurs *(note 7)*				
Dette à court terme	**60**		108	
Dette à long terme	**3 017**		3 185	
Bénéfice avant impôts sur les bénéfices	**25 962**		31 673	
Charge d'impôts	**1 382**		3 114	
Bénéfice net	**24 580**		28 559	
Bénéfice cumulé au début de la période	**401 618**		287 107	
Bénéfice cumulé à la fin de la période	**426 198**	**$**	315 666	$
Résultat net par part *(note 6)*				
De base	**0,43**	**$**	0,52	$
Dilué	**0,43**	**$**	0,52	$
Nombre moyen pondéré de parts en circulation (en milliers) *(note 6)*				
De base	**56 660**		54 811	
Dilué	**56 693**		54 920	

Voir les notes afférentes aux états financiers consolidés.

État du résultat étendu et du cumul des autres éléments du résultat étendu consolidé

(non vérifié)

Trimestre terminé le *(en milliers de dollars)*	**31 mars 2007**
Bénéfice net	**24 580 $**
Autres éléments du résultat étendu, après impôts *(note 4)*	
Gains latents sur les actifs financiers disponibles à la vente	17
Gains latents sur dérivés désignés comme couvertures de flux de trésorerie	4 799
Reclassement au bénéfice net des gains et des pertes sur dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes précédentes	(4 535)
	281
Résultat étendu	**24 861 $**
Cumul des autres éléments du résultat étendu au début de la période	-
Ajustement résultant de l'adoption des nouvelles normes comptables relatives aux instruments financiers *(note 2)*	**(2 634)**
Cumul des autres éléments du résultat étendu à la fin de la période	**(2 353)$**

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

Trimestres terminés les *(en milliers de dollars)*	31 mars 2007	31 mars 2006
Flux de trésorerie provenant de l'exploitation		
Bénéfice net	**24 580 $**	28 559 $
Éléments sans effet sur la trésorerie :		
Amortissement	**12 192**	11 116
Désactualisation des obligations liées à la mise hors service d'immobilisations	**426**	342
Rémunération à base de parts	**174**	16
Charge d'impôts futurs	**1 382**	2 765
Gain à la vente d'actifs et sur opérations de placement	**(73)**	-
Quote-part du bénéfice de sociétés satellites	**(1 376)**	(1 926)
Distributions de sociétés satellites	**755**	725
Pertes latentes (gains latents) sur gestion du risque	**(62)**	-
Divers	**248**	(606)
Fonds provenant de l'exploitation	**38 246**	40 991
Obligations liées à la mise hors service d'immobilisations réglées	**(120)**	(40)
Variation nette du fonds de roulement hors caisse *(note 7)*	**7 999**	(15 291)
	46 125	25 660
Activités d'investissement		
Diminution des dépôts des clients	**104**	2 460
Acquisition d'immobilisations	**(11 013)**	(25 133)
Cession d'immobilisations	**417**	178
Acquisition d'ententes, de contrats et de relations de services énergétiques	**-**	(17)
Acquisition de placements à long terme et d'autres actifs	**(379)**	-
	(10 871)	(22 512)
Activités de financement		
Augmentation (diminution) de la dette à court terme	**7 500**	(2 703)
Augmentation (diminution) de la dette à long terme	**(17 219)**	15 411
Distributions aux porteurs de parts	**(28 851)**	(26 280)
Produit net tiré de l'émission de parts *(note 6)*	**12 470**	9 417
	(26 100)	(4 155)
Variation de la trésorerie et des équivalents de trésorerie	**9 154**	(1 007)
Trésorerie et équivalents de trésorerie au début de la période	**13 226**	11 685
Trésorerie et équivalents de trésorerie à la fin de la période	**22 380 $**	10 678 $

Voir les notes afférentes aux états financiers consolidés.

Principales notes afférentes aux états financiers consolidés

(non vérifié)

(Les montants des tableaux sont en milliers de dollars canadiens, sauf indication contraire.)

1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires d'AltaGas Income Trust (la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2006, à l'exception de celles présentées dans les notes 2 et 3 ci-après. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2006 compris dans le rapport annuel de la Fiducie.

2. MODIFICATIONS DE CONVENTIONS COMPTABLES

Modifications apportées en 2007

La Fiducie a adopté les nouvelles exigences comptables du *Manuel de l'ICCA* relativement au chapitre 3855, «Instruments financiers – comptabilisation et évaluation», au chapitre 3865, «Couvertures», au chapitre 3861, «Instruments financiers – informations à fournir et présentation», au chapitre 1530, «Résultat étendu», au chapitre 3251, «Capitaux propres», et au chapitre 1506, «Modifications comptables». Ces nouvelles exigences sont en vigueur depuis le 1er janvier 2007. Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées de manière prospective sans retraitement des états financiers des périodes antérieures.

Modifications comptables

Le chapitre 1506 établit les critères de changement de méthodes comptables, ainsi que le traitement comptable et l'information à fournir relative aux changements de conventions comptables, aux changements d'estimations comptables et aux corrections d'erreurs. L'adoption de cette norme n'a eu aucune incidence importante sut les états financiers consolidés intermédiaires de la Fiducie.

Instruments financiers

Tous les instruments financiers, y compris les dérivés, sont initialement compris dans le bilan à leur juste valeur. Les actifs financiers sont classés comme étant détenus à des fins de transaction, détenus jusqu'à leur échéance, comme prêts et créances ou comme étant disponibles à la vente. Les passifs financiers sont classés comme étant détenus à des fins de transaction ou comme autres passifs financiers. L'évaluation ultérieure est déterminée par classement.

Les actifs et passifs financiers détenus à des fins de transaction sont conclus dans le but de générer un profit et comprennent des swaps, des options et des contrats à terme de gré à gré. Ces instruments financiers sont initialement comptabilisés à leur juste valeur et les variations de la juste valeur sont constatées aux résultats. Les actifs financiers détenus jusqu'à leur échéance sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Au 31 mars 2007, la Fiducie ne possédait aucun instrument financier détenu jusqu'à l'échéance. Les prêts et créances sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Le classement des actifs disponibles à la vente comprend des actifs financiers non dérivés qui sont désignés comme étant disponibles à la vente ou qui ne sont pas compris dans les trois autres classements. Les instruments disponibles à

la vente sont initialement comptabilisés à leur juste valeur et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu. Le bénéfice généré de ces placements est compris dans Produits.

Les autres passifs financiers qui ne sont pas classés comme étant disponibles à la vente sont comptabilisés à leur coût après amortissement selon la méthode du taux d'intérêt effectif.

Les dérivés incorporés aux autres instruments financiers ou contrats (l'instrument hôte) sont comptabilisés comme des dérivés séparés et calculés à leur juste valeur si les caractéristiques économiques des dérivés incorporés ne sont pas étroitement liées à l'instrument hôte, si les conditions des dérivés incorporés sont les mêmes que celles d'un dérivé autonome et si l'ensemble du contrat n'est pas détenu à des fins de transaction ou comptabilisé à la juste valeur. Les variations de la juste valeur sont comprises dans les résultats. Tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire, sont portés au bilan à leur juste valeur. La date de transition utilisée par la Fiducie pour identifier les dérivés incorporés est le 1er janvier 2003. La Fiducie n'a identifié aucun dérivé incorporé devant être divisé.

Les coûts de transaction sont des coûts différentiels directement attribuables à l'acquisition, à l'émission ou à la sortie d'un instrument financier. En conséquence de l'adoption des nouvelles normes, la Fiducie a reclassé les coûts de financement reportés non amortis de 1,1 million de dollars des postes Autres actifs à court terme et Placements à long terme et autres actifs au poste Dette à long terme. Ce reclassement est en vigueur depuis le 1er janvier 2007. Le reclassement des coûts de transaction n'a eu aucune incidence sur les bénéfices. À compter du 1er janvier 2007, la Fiducie a commencé à amortir ces coûts selon la méthode du taux d'intérêt effectif. Auparavant, ces coûts étaient amortis selon la méthode de l'amortissement linéaire sur la durée de vie de la dette.

Couvertures

La nouvelle norme précise quand et comment on peut appliquer la comptabilité de couverture, et où elle doit être comptabilisée. La norme introduit trois types de relations de couverture : les couvertures de juste valeur, les couvertures de flux de trésorerie et les couvertures d'un investissement net dans un établissement étranger autonome.

Dans le cadre de la gestion de ses actifs et de ses passifs, la Fiducie utilise des dérivés pour couvrir des positions afin de réduire son exposition au risque marchandises et au risque de taux d'intérêt. La Fiducie désigne certains dérivés comme étant des couvertures et prépare les documents au début du contrat de couverture. La Fiducie effectue une évaluation au début du contrat et pendant sa durée afin de déterminer si le dérivé utilisé comme couverture est efficace pour compenser les risques des valeurs ou des flux de trésorerie de l'instrument financier couvert. Tous les dérivés sont initialement comptabilisés à la juste valeur et ajustés à la juste valeur à chaque date de clôture.

La Fiducie utilise des couvertures de flux de trésorerie pour réduire son exposition aux fluctuations des taux d'intérêt et aux variations des prix des marchandises. La partie efficace des variations de la valeur des couvertures de flux de trésorerie est comptabilisée dans Autres éléments du résultat étendu. Les parties ou montants inefficaces exclus des tests d'efficacité des couvertures sont constatés aux résultats dans la même catégorie financière que les opérations sous-jacentes. Les gains et les pertes découlant des couvertures de flux de trésorerie qui ont été portés au poste Cumul des autres éléments du résultat étendu sont comptabilisés au bénéfice net lorsque l'opération sous-jacente s'est produite ou qu'il est probable qu'elle ne se produise pas. La Fiducie couvre son exposition à la variabilité des flux de trésorerie futurs pendant une durée maximale de 10,75 années.

Résultat étendu et avoir des porteurs de parts

Les états financiers de la Fiducie comprennent un état du résultat étendu et du cumul des autres éléments du résultat étendu consolidé qui est composé du bénéfice et de la partie efficace des variations dans les gains latents et les pertes latentes liés aux actifs disponibles à la vente et aux couvertures de flux de trésorerie. En outre, conformément au chapitre 3251, la Fiducie présente désormais séparément les variations de chacune des composantes de l'avoir des porteurs de parts dans sa note relative à l'avoir des porteurs de parts. En conséquence de la mise en application de

cette nouvelle norme, une nouvelle composante, Cumul des autres éléments du résultat étendu, et un ajustement des opérations ponctuel ont été ajoutés à l'avoir des porteurs de parts (se reporter à la note 5).

Incidence nette des modifications de conventions comptables

L'incidence nette sur les états financiers de la Fiducie au 1er janvier 2007 résulte des modifications apportées aux conventions comptables susmentionnées et se présente comme suit :

Postes visés du bilan	Augmentation (Diminution)
Actif à court terme – Gestion du risque	59 866 $
Autres actifs à court terme	(451)
Actif à long terme – Gestion du risque	47 942
Placements à long terme et autres actifs	(793)
Passif à court terme – Gestion du risque	69 618
Dette à long terme	(1 082)
Passif à long terme – Gestion du risque	48 359
Passif d'impôts futurs	(7 450)
Avoir des porteurs de parts – Montant de l'opération à l'adoption des nouvelles normes, après impôts	(247)
Avoir des porteurs de parts – Cumul des autres éléments du résultat étendu, après impôts	(2 634)

Les gains latents et les pertes latentes compris dans Montant de l'opération et Cumul des autres éléments du résultat étendu ont été comptabilisés après déduction des recouvrements d'impôts sur les bénéfices respectivement de 4,6 millions de dollars et 2,9 millions de dollars.

Modifications comptables futures

Chapitre 1535 – Informations à fournir concernant le capital

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre entrera en vigueur le 1er janvier 2008 pour la Fiducie.

Chapitre 3862 : Instruments financiers – informations à fournir et chapitre 3863 : Instruments financiers – présentation

Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres entreront en vigueur le 1er janvier 2008 pour la Fiducie.

Normes IFRS

En 2006, le Conseil des normes comptables (CNC) a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC expose la convergence des PCGR du Canada et des normes IFRS sur une période de transition

prévue de cinq ans. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des normes IFRS pour 2011, l'incidence financière de la transition vers les normes IFRS ne peut pas être raisonnablement évaluée à l'heure actuelle.

3. MISE À JOUR DU SOMMAIRE DES CONVENTIONS COMPTABLES

Après avoir adopté les nouvelles normes comptables relatives aux instruments financiers, la Fiducie a effectué une mise à jour des principales conventions comptables suivantes :

Constatation des produits

Dans le secteur de la collecte et du traitement sur place et celui du transport, les produits sont constatés lorsque les services sont rendus. Dans les secteurs de l'extraction, de la production d'électricité et des services énergétiques, les produits sont constatés au moment où le produit est livré ou le service est offert. Les gains et pertes réalisés sur les activités de gestion du risque liées aux prix des marchandises sont comptabilisés dans les produits du secteur auxquels ils se rattachent au moment où la vente qui y correspond a lieu ou lorsque les actifs ou les passifs financiers sous-jacents sont sortis du bilan. Les gains et pertes latents à l'égard des variations de la juste valeur des activités de gestion du risque de la Fiducie sont comptabilisés comme des produits et sont évalués à la valeur de marché à la fin de la période considérée dans le secteur Siège social.

Coûts de transaction liés aux instruments financiers

Les coûts de transaction liés à l'acquisition d'actifs et de passifs financiers détenus à des fins de transaction et à la facilité de crédit d'exploitation renouvelable de la Fiducie sont passés en charges au moment où ils sont engagés. Pour les instruments financiers non classés comme étant détenus à des fins de transaction, les coûts de transaction attribuables à l'acquisition ou à l'émission de l'actif ou du passif financier sont ajoutés à la valeur comptable initiale de l'instrument financier et comptabilisés dans les résultats selon la méthode du taux d'intérêt effectif.

Date de constatation

AltaGas utilise la date de règlement pour les transactions. Tout écart de valeur entre la date de l'opération et la date de règlement pour les transactions effectuées avec un tiers est comptabilisé au bilan et au poste Bénéfice net ou Autres éléments du résultat étendu, selon le cas.

Désignation des actifs financiers disponibles à la vente

Les actifs financiers disponibles à la vente sont des placements dans des instruments de capitaux propres qui ne sont pas classés comme étant détenus à des fins de transaction, jusqu'à leur échéance ou comme prêts et créances, et que la direction a l'intention de détenir pour une durée indéterminée. Les actifs disponibles à la vente sont calculés à la juste valeur. Les variations de la juste valeur sont comptabilisées dans Autres éléments du résultat étendu jusqu'à ce que l'actif soit sorti du bilan. Les actifs disponibles à la vente sont inclus dans Placements à long terme et autres actifs.

Méthode du taux d'intérêt effectif

La Fiducie utilise la méthode du taux d'intérêt effectif pour calculer le coût après amortissement d'un actif ou passif financier et pour répartir les intérêts créditeurs ou les intérêts débiteurs sur la période considérée. Le taux d'intérêt effectif est le taux qui actualise exactement les flux de trésorerie estimatifs associés à l'instrument sur la durée de vie prévue de l'instrument financier ou, selon le cas, sur une période plus courte, de manière à obtenir la valeur comptable nette de l'actif ou du passif financier.

4. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel et de l'électricité et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Au 31 mars 2007, tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire, ont été portés au bilan à la juste valeur. La juste valeur des dérivés d'électricité et de gaz naturel a été calculée selon les prix à terme estimatifs de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt est effectué selon les cours du marché.

Au 31 mars 2007, la juste valeur des actifs et des passifs liés aux activités de gestion du risque de la Fiducie se présentait comme suit :

Sommaires des justes valeurs	À court terme	À long terme	Total
Actifs financiers			
Détenus à des fins de transaction	63 187 $	69 896 $	133 083 $
Disponibles à la vente	-	361	361
Prêts et créances	125 461	925	126 386
	188 648	71 182	259 830
Couvertures de flux de trésorerie	1 755	5 972	7 727
	190 403 $	77 154 $	267 557 $
Passifs financiers			
Détenus à des fins de transaction	63 488 $	74 278 $	137 766 $
Autres passifs financiers	104 551	247 477	352 028
	168 039	321 755	489 794
Couvertures de flux de trésorerie	11 397	107	11 504
	179 436 $	321 862 $	501 298 $

L'adoption des nouvelles normes relatives aux instruments financiers a entraîné une diminution du bénéfice net de la Fiducie de 0,5 million de dollars (0,01 $ par part de base et diluée) attribuable aux mouvements enregistrés dans les instruments financiers détenus à des fins de transaction pour le trimestre terminé le 31 mars 2007.

Tel qu'il a été présenté à la note 2, les instruments financiers détenus à des fins de transaction sont comptabilisés au bilan à la juste valeur avec une écriture de compensation dans le secteur Siège social au poste Gains ou pertes latents sur gestion du risque. Au cours du trimestre terminé le 31 mars 2007, des gains latents totalisant 0,1 million de dollars ont été constatés.

Les actifs disponibles à la vente, compris dans le bilan sous Placements à long terme et autres actifs, sont comptabilisés à la juste valeur avec une écriture de compensation, après impôts, dans Autres éléments du résultat étendu. Entre le 1er janvier 2007 et le 31 mars 2007, la variation de la juste valeur, après impôts, a augmenté de 16 947 $.

Dans le cadre du programme de couverture, la Fiducie utilise certains instruments financiers dérivés afin de gérer les risques. Pour le trimestre terminé le 31 mars 2007, des gains latents après impôts de 0,3 million de dollars ont été constatés dans Autres éléments du résultat étendu au titre de la partie efficace des couvertures de flux de trésorerie, et des gains latents après impôts de 0,2 million de dollars ont été reclassés au bénéfice net. Sur les 2,4 millions de dollars

de pertes reportées dans Cumul des autres éléments du résultat étendu au 31 mars 2007, 8,2 millions de dollars devraient être reclassés au bénéfice net au cours des 12 prochains mois car les montants à long terme reportés dans Autres éléments du résultat étendu comprennent des gains latents.

À compter du 1er janvier 2007, la Fiducie a commencé à compenser les coûts de transaction liés à la dette à long terme en diminution de la dette s'y rattachant et à amortir ces coûts selon la méthode du taux d'intérêt effectif. Auparavant, ces coûts était amortis selon la méthode linéaire sur la durée de vie de l'instrument de créance auquel ils se rattachaient. Ce changement dans la convention n'a eu aucune incidence importante sur les états financiers de la Fiducie. Au cours du premier trimestre de 2007, le montant imputé au bénéfice net au titre de l'amortissement des coûts de transaction selon la méthode du taux d'intérêt effectif était négligeable. Le taux d'intérêt effectif pour les billets à moyen terme émis en 2005 et en 2007 était respectivement de 4,57 % et 5,11 %.

Gestion du risque marchandises

Gaz naturel

La Fiducie achète du gaz naturel et le vend à ses clients. Le prix fixé et les contrats au prix du marché pour la vente et l'achat de gaz naturel se prolongent jusqu'en 2011.

Au 31 mars 2007, l'encours des contrats de la Fiducie se présentait comme suit :

Instruments dérivés	Prix fixé (par GJ)[1]	Période (mois)	Volume théorique des (GJ) Ventes	Achats	Juste valeur
Contrat à livrer	de 2,16 $ à 10,37 $	de 1 à 45	123 079 990	-	(85 175) $
Contrat à livrer	de 2,16 $ à 10,37 $	de 1 à 45	-	123 079 990	80 485 $

1) Certains contrats sont indexés et, à ce titre, nous ne pouvons fournir une fourchette de prix.

Pour le trimestre terminé le 31 mars 2007, un gain après impôts de 0,2 million de dollars a été constaté au titre des activités de gestion du risque sur le gaz naturel de la Fiducie.

Électricité

Conformément aux ententes d'achat d'électricité, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à Alberta Electric System Operator aux prix du marché et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin de fournir des résultats prévisibles. Certains contrats correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire et n'ont pas été inclus dans les actifs ou passifs sur gestion du risque. Au 31 mars 2007, la Fiducie n'avait pas l'intention de résilier de contrats avant leur échéance.

Au 31 mars 2007, l'encours des contrats de la Fiducie se présentait comme suit :

Instruments dérivés	Prix fixé (par MWh)	Période (mois)	Volume théorique des (MWh) Ventes	Achats	Juste valeur
Contrat à livrer	de 52,50 $ à 69,50 $	de 1 à 12	10 968	-	(51) $
Contrat à livrer	de 55,50 $ à 64,70 $	de 1 à 12	-	10 968	89 $

Pour le trimestre terminé le 31 mars 2007, les activités de gestion du risque sur l'électricité de la Fiducie découlant des contrats financiers non compris dans le programme de couverture présentaient une perte latente de 5 006 $.

Au 31 mars 2007, l'encours des swaps et tunnels sur marchandises de la Fiducie se présentait comme suit :

Instruments dérivés	Prix fixé (par MWh)	Période (mois)	Volume théorique des (MWh) Ventes	Achats	Juste valeur
Swaps et tunnels	de 65,00 $ à 80,00 $	de 3 à 21	1 724 736	-	(11 504) $
Swaps et tunnels	de 56,50 $ à 65,00 $	de 3 à 129	-	448 448	7 416 $

Au cours du trimestre en cours, les contrats compris dans le programme de couverture ont entraîné un gain latent de 4,4 millions de dollars, soit 3,0 millions de dollars après impôts, reporté dans Autres éléments du résultat étendu.

Gestion du risque de change

La Fiducie conclut des contrats de change à terme pour gérer le risque de fluctuation des flux de trésorerie lié aux variations des taux de change. Au 31 mars 2007, les activités de gestion du risque de change de la Fiducie présentaient une perte latente de 0,2 million de dollars et une juste valeur marchande de 0,1 million de dollars.

Gestion du risque de taux d'intérêt

Pour se protéger contre l'incidence des fluctuations futures des taux d'intérêt, la Fiducie utilise des contrats de swap de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit. En janvier 2007, la Fiducie a dénoué un certain nombre de ces swaps de taux d'intérêt à la suite de l'émission de billets à moyen terme d'un montant de 100 millions de dollars. La Fiducie a enregistré un gain de 0,4 million de dollars attribuable à cette opération. Les swaps de taux d'intérêt restants ont une durée de vie résiduelle moyenne de 10 à 23 mois et un taux d'intérêt moyen pondéré de 3,56 %. Pour le trimestre terminé le 31 mars 2007, les activités de gestion du risque de taux d'intérêt ont entraîné un gain latent de 0,3 million de dollars. Ces swaps présentaient une juste valeur marchande de 0,3 million de dollars à la fin du trimestre.

Risque de crédit sur les instruments financiers

Le risque de crédit résulte de la possibilité qu'une partie à un instrument dérivé dans lequel la Fiducie a un gain latent manque à ses obligations conformément aux modalités du contrat.

L'exposition au risque de crédit est minimisée en n'effectuant des opérations qu'avec des parties solvables conformément aux politiques et aux pratiques de crédit en vigueur. Au 31 mars 2007, AltaGas n'avait aucune concentration importante de risque de crédit auprès d'une partie à des instruments financiers.

5. AVOIR DES PORTEURS DE PARTS

	31 mars 2007	31 décembre 2006
Capital des porteurs de parts *(note 6)*	**476 220 $**	463 750 $
Surplus d'apport	**3 497**	3 322
Bénéfices cumulés	**426 198**	401 618
Dividendes accumulés	**(41 114)**	(41 114)
Distributions aux porteurs de parts cumulées déclarées[1]	**(301 400)**	(272 464)
Distributions d'actions ordinaires d'AltaGas Utility Group Inc.	**(25 696)**	(25 696)
Ajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers *(note 2)*	**(247)**	-
Cumul des autres éléments du résultat étendu *(notes 2 et 4)*	**(2 353)**	-
	535 105 $	529 416 $

1) Les distributions cumulées versées par la Fiducie au 31 mars 2007 s'élevaient à 291,7 millions de dollars (262,9 millions de dollars au 31 décembre 2006).

6. CAPITAL DES PORTEURS DE PARTS

Parts de fiducie émises et en circulation	Nombre de parts	Montant
31 décembre 2006	54 313 552	451 795 $
Parts émises au comptant à l'exercice d'options	500	8
Parts émises en vertu des régimes de réinvestissement des distributions[1]	505 307	12 462
Parts émises contre des parts échangeables	11 389	65
31 mars 2007	**54 830 748**	**464 330**
Parts échangeables émises et en circulation		
Émises par AltaGas Holding Limited Partnership No.1 au 31 décembre 2006	2 088 814	11 955
Parts d'AltaGas Holding Limited Partnership No.1 remboursées pour des parts de la Fiducie	(11 389)	(65)
31 mars 2007	**2 077 425**	**11 890**
Total des parts de la Fiducie et des parts échangeables au 31 mars 2007	**56 908 173**	**476 220 $**

1) Premium Distribution[MC], régime de réinvestissement des distributions et régime optionnel d'achat de parts.

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. Au 31 mars 2007, 10 % des parts en circulation étaient réservées pour émission conformément à ce régime. Jusqu'au 31 mars 2007, les droits des options attribuées conformément au régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 31 mars 2007, les options en cours pouvaient être exercées à diverses dates, jusqu'en 2017 (au 31 décembre 2006, jusqu'en 2016). Le prix d'exercice moyen pondéré des options en cours conformément au régime s'élevait à 26,86 $ (27,23 $ au 31 décembre 2006), et la durée moyenne pondérée qui reste à courir des options s'établissait à 9,18 ans (9,23 ans au 31 décembre 2006). Au 31 mars 2007, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 1,1 million de dollars (0,9 million de dollars au 31 décembre 2006).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours	
	Nombre d'options	Prix d'exercice moyen pondéré
Options d'achat de parts en cours au 31 décembre 2006	923 550	27,23 $
Attribuées	242 500	25,64
Exercées	(500)	15,14
Annulées	(20 000)	28,84
Options d'achat de parts en cours au 31 mars 2007	**1 145 550**	**26,86 $**
Options exerçables au 31 mars 2007	**150 525**	**22,46 $**

Un résumé du régime au 31 mars 2007 est présenté ci-dessous :

	Options en cours			Options exerçables	
Fourchette du prix d'exercice des options	Nombre d'options en cours au 31 mars 2007	Prix d'exercice moyen pondéré	Durée contractuelle moyenne pondérée (années)	Nombre d'options exerçables au 31 mars 2007	Prix d'exercice moyen pondéré
de 5,00 $ à 7,00 $	9 500	6,15 $	3,18	9 500	6,15 $
de 7,01 $ à 15,50 $	28 500	10,26	5,91	28 500	10,26
de 15,01 $ à 25,08 $	116 500	24,14	8,05	27 900	24,15
de 25,09 $ à 29,15 $	991 000	27,86	9,46	84 625	27,85
	1 145 500	**26,86 $**	**9,18**	**150 525**	**22,46 $**

	Trimestres terminés les 31 mars	
Parts en circulation[1]	**2007**	2006
Nombre moyen pondéré de parts – de base	**56 659 961**	54 810 866
Effet des options sur actions dilutives	**33 319**	108 819
Nombre moyen pondéré de parts – dilué	**56 693 280**	54 919 685

1) Comprend les parts échangeables.

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains salariés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de la Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au premier trimestre de 2007 à l'égard de ce régime a été de 1,6 million de dollars (1,7 million de dollars au premier trimestre de 2006). Au 31 mars 2007, la juste valeur non passée en charges des charges de rémunération à base de parts associée aux périodes futures était de 9,4 millions de dollars (9,9 millions de dollars au 31 décembre 2006).

7. VARIATION NETTE DU FONDS DE ROULEMENT HORS CAISSE

La variation nette des éléments du fonds de roulement hors caisse a augmenté (diminué) les flux de trésorerie provenant de l'exploitation comme suit :

	Trimestres terminés les 31 mars	
	2007	2006
Débiteurs	**32 229 $**	59 295 $
Stocks	**(50)**	23
Autres actifs à court terme	**6 778**	(755)
Créditeurs et charges à payer	**(30 698)**	(74 220)
Dépôts des clients	**(104)**	(2 460)
Produits constatés d'avance	**198**	-
Autres passifs à court terme	**(5 593)**	(4 914)
	2 760	(23 031)
Moins diminution des coûts en capital à payer	**5 239**	7 740
Variation nette du fonds de roulement hors caisse lié à l'exploitation	**7 999 $**	(15 291) $

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trimestres terminés les 31 mars	
	2007	2006
Intérêts payés	**3 083 $**	3 358 $
Impôts sur les bénéfices payés	**81 $**	46 $

8. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

	Trimestres terminés les 31 mars	
	2007	2006
Régime de retraite à cotisations déterminées	**382 $**	322 $
Régime de retraite à prestations déterminées	**3**	3
Régime de retraite complémentaire des dirigeants	**258**	-
	643 $	325 $

9. OPÉRATIONS ENTRE PARTIES LIÉES

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange.

	Trimestres terminés les 31 mars	
	2007	2006
Frais d'administration, de gestion et d'autres services payés par :		
AltaGas Utility Group Inc. (Utility Group) à la Fiducie	**8 $**	8 $
La Fiducie à Utility Group	**138 $**	188 $
Ventes de gaz naturel par la Fiducie aux filiales d'Utility Group	**38 916 $**	38 306 $
Honoraires pour les services d'exploitation payés par une filiale d'Utility Group à la Fiducie	**66 $**	46 $
Services de transport fournis par une filiale d'Utility Group à la Fiducie	**124 $**	143 $
Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé	**21 $**	20 $

Les montants s'y rapportant dus par et à des parties liées ne portent pas intérêt et sont rattachés aux opérations dans le cours normal des affaires.

Au 31 mars 2007, les débiteurs représentaient un montant de 13,0 millions de dollars (11,5 millions de dollars au 31 mars 2006) à recevoir des parties liées de la Fiducie. Au 31 mars 2007, les créditeurs représentaient un montant de 0,1 million de dollars (0,8 million de dollars au 31 mars 2006) à payer aux parties liées de la Fiducie.

10. INFORMATION SECTORIELLE

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. Les opérations entre les secteurs d'exploitation sont constatées à la juste valeur. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Collecte et traitement sur place	conduites de collecte de gaz naturel et installations de traitement;
Extraction et transport	installations d'extraction de l'éthane et des liquides de gaz naturel et gazoducs de transport de gaz naturel et de condensats;
Production d'électricité	production d'électricité de centrales alimentées au gaz et au charbon conformément aux ententes d'achat d'électricité et aux autres contrats;
Services énergétiques	services gaziers et services de gestion énergétique pour le gaz naturel et l'électricité et production de pétrole et de gaz naturel; et
Siège social	coûts liés à la prestation de services aux frais généraux du siège social, aux placements dans des entités ouvertes et fermées, aux actifs de la société, et à l'incidence des variations de la juste valeur sur les actifs et les passifs sur gestion du risque.

Les tableaux suivants présentent la composition par secteur.

Trimestre terminé le 31 mars 2007	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination intersectorielle	Total
Produits	**33 230 $**	**37 321 $**	**44 293 $**	**335 584 $**	**1 961 $**	**(24 386) $**	**428 003 $**
Gains latents (pertes latentes) sur gestion du risque	**-**	**-**	**-**	**-**	**62**	**-**	**62**
Coût des produits vendus	**(1 619)**	**(21 494)**	**(19 833)**	**(329 540)**	**-**	**23 713**	**(348 773)**
Charges d'administration et d'exploitation	**(20 893)**	**(5 346)**	**(455)**	**(4 279)**	**(7 761)**	**673**	**(38 061)**
Amortissement	**(6 520)**	**(2 001)**	**(1 861)**	**(1 242)**	**(568)**	**-**	**(12 192)**
Bénéfice d'exploitation	**4 198 $**	**8 480 $**	**22 144 $**	**523 $**	**(6 306) $**	**-**	**29 039 $**
Bénéfice d'exploitation avant gains latents (pertes latentes) sur gestion du risque	**4 198 $**	**8 480 $**	**22 144 $**	**523 $**	**(6 368) $**	**-**	**28 977 $**
Ajouts, montants nets :							
Immobilisations	**1 961 $**	**2 105 $**	**-**	**538 $**	**594 $**	**-**	**5 198 $**
Ententes, contrats et relations de services énergétiques	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Placements à long terme et autres actifs	**-**	**-**	**154 $**	**-**	**72 $**	**-**	**226 $**
Écart d'acquisition	**215 $**	**18 045 $**	**-**	**-**	**-**	**-**	**18 260 $**
Actifs sectoriels	**528 054 $**	**239 208 $**	**120 930 $**	**126 197 $**	**199 555 $**	**-**	**$ 1 213 944 $**

Trimestre terminé le 31 mars 2006	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination intersectorielle	Total
Produits	34 513 $	36 143 $	51 679 $	273 051 $	2 041 $	(19 689) $	377 738 $
Coût des produits vendus	(2 619)	(21 695)	(26 780)	(266 945)	-	19 400	(298 639)
Charges d'administration et d'exploitation	(19 279)	(4 213)	(318)	(4 414)	(5 082)	289	(33 017)
Amortissement	(5 724)	(1 918)	(1 825)	(1 093)	(556)	-	(11 116)
Bénéfice d'exploitation	6 891 $	8 317 $	22 756 $	599 $	(3 597) $	-	34 966 $
Ajouts, montants nets :							
Immobilisations	14 662 $	431 $	1 245 $	207 $	505 $	-	17 050 $
Ententes, contrats et relations de services énergétiques	-	-	-	17 $	-	-	17 $
Placements à long terme et autres actifs	-	-	-	-	1 144 $	-	1 144 $
Écart d'acquisition	815 $	18 045 $	-	-	-	-	18 860 $
Actifs sectoriels	481 864 $	234 627 $	118 210 $	129 273 $	49 572 $	-	1 013 546 $

11. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

12. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 10 avril 2007, AltaGas a annoncé la construction d'un nouveau gazoduc pour le transport de gaz naturel de la région de Noel en Colombie-Britannique à son installation de traitement de gaz située à Pouce Coupe dans le nord-ouest de l'Alberta. En outre, AltaGas ajoutera une capacité de traitement du gaz corrosif de 90 mmpc/j à son installation de Pouce Coupe. Le coût total des projets devrait s'élever à 90 millions de dollars et la mise en service est prévue pour le milieu de l'année 2008, sous réserve de l'approbation des autorités provinciale et fédérale.

Le 24 avril 2007, AltaGas a annoncé l'acquisition de 14,4 MW supplémentaires de capacité de production d'électricité, composée de six unités alimentées au gaz de qualité supérieure de 2,4 MW, qui seront installées dans le sud de l'Alberta à des emplacements pouvant être approvisionnés en gaz naturel et ayant accès au réseau de transport de l'électricité. Le coût de la nouvelle capacité de production devrait s'élever à 8 millions de dollars, y compris l'installation, et la mise en service est prévue d'ici la fin de 2007.

END